UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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NIKE, Inc.

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2025 NOTICE OF ANNUAL MEETING

MESSAGE FROM OUR EXECUTIVE CHAIRMAN

To Our Shareholders:

This past year has been a year of change for Nike, including changes to the team at both the Board and the executive level. But throughout this year, we have remained grounded in strong corporate governance, which enables these changes and supports the creation of long-term value for shareholders.

During fiscal 2025, the Board of Directors executed against one of its most important duties, a CEO transition. Elliott Hill brings the right combination of experience, skills and attributes to guide Nike during this period. His global and industry expertise as well as deep-rooted passion for sport and for Nike make him the ideal fit. And in turn, Elliott has made changes to his leadership team. With his senior leadership team set, the Board believes that Elliott and the team are well-positioned to support the company's Win Now actions as we navigate the year ahead.

Consistent with our evergreen approach to Board refreshment, we recently announced a fond farewell, as Cathleen Benko has decided to retire after more than seven years of service. And we also announced the introduction of fresh talent, with the Board nominating Jørgen Vig Knudstorp to stand for election at this year's annual meeting.

We are pleased to invite you to attend the Annual Meeting of Shareholders of NIKE, Inc. to be held virtually on Tuesday, September 9, 2025, at 9:00 A.M. Pacific Time. Whether or not you plan to attend, the prompt execution and return of your proxy card will ensure that your shares are represented at the meeting. Thank you for your continued support.

Sincerely,

MARK PARKER, EXECUTIVE CHAIRMAN

July 17, 2025

> "During fiscal 2025, the Board of Directors executed against one of its most important duties, a CEO transition."

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF NIKE, INC.

You are cordially invited to the 2025 Annual Meeting of Shareholders (the "Annual Meeting") of NIKE, Inc., an Oregon corporation ("NIKE" or the "Company"):

DATE AND TIME:	LOCATION:
Tuesday, September 9, 2025, at 9:00 A.M. Pacific Time	This year's meeting will be a virtual Annual Meeting at www.virtualshareholdermeeting.com/NKE2025

ITEMS OF BUSINESS:

	PROPOSAL	PAGE REFERENCE
1	To elect the 12 directors named in the accompanying proxy statement for the ensuing year. **Class A** Will elect nine directors. **Class B** Will elect three directors.	Page 4
	Holders of Class A Stock and holders of Class B Stock will vote together as one class on all other proposals.	
2	To approve executive compensation by an advisory vote.	Page 24
3	To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.	Page 62
4	To approve the NIKE, Inc. Stock Incentive Plan, as amended and restated.	Page 64
5	To transact such other business as may properly come before the meeting.	

The Annual Meeting will be held in a virtual format only. We are continuing to use this format because, based on the success of our recent annual meetings, we believe it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting. Shareholders of record at the close of business on July 9, 2025, the record date fixed by the Board of Directors, may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting. To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2025 and enter the 16-digit control number included in your Notice Regarding the Availability of Proxy Materials, voting instructions form, or proxy card. Questions may be submitted in advance of the Annual Meeting by visiting www.proxyvote.com and entering your 16-digit control number.

By Order of the Board of Directors,

Mary Hunter
Vice President, Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 9, 2025. The proxy statement and NIKE, Inc.'s 2025 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

TABLE OF CONTENTS

CORPORATE GOVERNANCE

PROPOSAL 1
ELECTION OF DIRECTORS

A board of 12 directors will be elected at the Annual Meeting. Each elected director will hold office until the next annual meeting of shareholders and until their successor is elected and qualified. All of the nominees except Mr. Elliott Hill and Mr. Jørgen Vig Knudstorp were elected at the 2024 annual meeting of shareholders. Mr. Hill was elected to the Board of Directors (the "Board") in October 2024 in connection with his appointment as the Company's President and Chief Executive Officer. Mr. Knudstorp, who was recommended by an independent third-party search firm, is standing for election at the Annual Meeting for the first time.

Ms. Mónica Gil, Mr. John Rogers, Jr., and Mr. Robert Swan are nominated by the Board for election by the holders of NIKE's Class B Common Stock ("Class B Stock"). The other nine nominees are nominated by the Board for election by the holders of NIKE's Class A Common Stock ("Class A Stock").

Under Oregon law and our Bylaws, if a quorum of each class of shareholders is present at the Annual Meeting, the nine director nominees who receive the greatest number of votes cast by holders of Class A Stock and the three director nominees who receive the greatest number of votes cast by holders of Class B Stock will be elected as directors. Withheld votes and broker non-votes will have no effect on the results of the vote. Unless otherwise instructed, proxy holders will vote the proxies they receive for the election of each of the nominees listed below. Each nominee has consented to serve if elected. If any nominee becomes unable or declines to serve, proxies will be voted "for" any nominee designated by the Board to fill such vacancy.

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Background information on the nominees as of July 17, 2025, including certain of the attributes that led to their selection, appears below. The Board and the Corporate Responsibility, Sustainability & Governance Committee have determined that each director meets the qualification standards described below under "NIKE, Inc. Board of Directors—Director Nominations". In addition, while the Board believes that each director nominee is individually qualified to make unique and substantial contributions to the Board, the Board firmly believes that the experience, attributes, and skills of any single director nominee should not be viewed in isolation, but rather in the context of the experience, attributes, and skills that all director nominees bring to the Board as a whole, each of which contributes to the function of an effective Board.

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election to the Board of Directors of each of the applicable nominees listed below.

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election to the Board of Directors of each of the applicable nominees listed below.

NIKE, INC. BOARD OF DIRECTORS

BOARD OVERVIEW

Our director nominees consist of 12 individuals selected on the basis of numerous criteria, including experience and achievements, fields of significant knowledge, good character, and sound judgment. We view the effectiveness of our Board both through an individual and collective lens and believe that our Board is optimized to support and guide the Company.

GENDER AND RACE/ETHNICITY



33% Female

33% US-Racial/ Ethnic Minority

AGE



58% 60 and Under

59 Average age

>60

TENURE



50% Under 6 years

7.4 YEARS Average Tenure

6+ years

BOARD SKILLS, EXPERIENCES, AND QUALIFICATIONS



CEO EXPERIENCE 8/12
CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.



RETAIL INDUSTRY 8/12
Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.



BRAND/MARKETING 6/12
Brand and marketing experience brings perspective about building brand strength and creating consumer demand, as well as insight regarding consumer preferences, trends, and behaviors.



GLOBAL 9/12
Global exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.



MEDIA/ENTERTAINMENT 5/12
Media and entertainment experience provides our Board with insight about creating meaningful consumer connections as well as perspective regarding media trends, consumer behavior, and advertising.



HR/TALENT MANAGEMENT 8/12
HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.



FINANCIAL EXPERTISE 11/12
Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.



DIGITAL/TECHNOLOGY 5/12
Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.



GOVERNANCE 9/12
Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.

CORPORATE GOVERNANCE HIGHLIGHTS

✓ 9 out of 12 director nominees are independent

✓ All directors are elected annually

✓ Separate Chair, CEO, and Lead Independent Director positions with clearly defined roles

✓ "Evergreen" approach to Board refreshment, resulting in 4 new independent directors added in the last 5 years and a fifth new independent director nominee for the Annual Meeting, as well as a mix of director tenures to balance fresh perspectives and Company-specific experience

✓ All director nominees are selected by the Board and the Corporate Responsibility, Sustainability & Governance Committee based on robust qualification standards, and individually and collectively provide the Board with unique skills and perspectives that are relevant to the Company's business and strategic objectives

✓ Retirement policy generally requires that directors do not stand for re-election after reaching the age of 72

NOMINEES FOR ELECTION BY CLASS A SHAREHOLDERS

TIMOTHY COOK, LEAD INDEPENDENT DIRECTOR



Mr. Cook is the Company's Lead Independent Director and is the Chief Executive Officer of Apple Inc. ("Apple").

- Mr. Cook joined Apple in 1998 as Senior Vice President of Worldwide Operations and also served as its Executive Vice President, Worldwide Sales and Operations and Chief Operating Officer.
- Mr. Cook was Vice President, Corporate Materials for Compaq Computer Corporation from 1997 to 1998.
- Previous to his work at Compaq, Mr. Cook served in the positions of Senior Vice President Fulfillment and Chief Operating Officer of the Reseller Division at Intelligent Electronics from 1994 to 1997.
- Mr. Cook also worked for International Business Machines Corporation from 1983 to 1994, including as Director of North American Fulfillment.

Mr. Cook is a member of the Board of Directors of Apple. In addition to this public company board service, he is also a member of the Board of Directors of the National Football Foundation and Duke University Board of Trustees.

Age: 64

Director Since: 2005

Committee: Compensation, Chair

Other Public Company Directorships: Apple, Inc.

Favorite NIKE Products: Nike 24.7 Collection, Nike Metcon, and Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	RETAIL INDUSTRY	BRAND/MARKETING
GLOBAL	MEDIA/ENTERTAINMENT	HR/TALENT MANAGEMENT
FINANCIAL EXPERTISE	DIGITAL/TECHNOLOGY	GOVERNANCE

THASUNDA DUCKETT



Ms. Duckett is President and Chief Executive Officer of the Teachers Insurance and Annuity Association of America ("TIAA"), a leading provider of financial services in the academic, research, medical, cultural, and governmental fields.

- Prior to joining TIAA, Ms. Duckett was Chief Executive Officer of Chase Consumer Banking at JPMorgan Chase & Co. ("JPMorgan Chase") from 2016 to 2021. Before that appointment, Ms. Duckett was appointed to various management positions at JPMorgan Chase, including:
  - From 2013 to 2016, Ms. Duckett served as the Chief Executive Officer of Chase Auto Finance, and
  - From 2004 to 2013, Ms. Duckett held multiple management and consumer lending roles.
- Prior to joining JPMorgan Chase, Ms. Duckett was Director of Emerging Markets at the Federal National Mortgage Association, or Fannie Mae.

Ms. Duckett serves on the Board of Governance and Board of Trustees of TIAA. She is also Chair of the Otis and Rosie Brown Foundation and serves on the Board of Directors of Brex, National Medal of Honor Museum, and the Robert F. Kennedy Human Rights. She also serves on the Board of Trustees for Sesame Workshop.

Age: 51

Director Since: 2019

Committee: Corporate Responsibility, Sustainability & Governance

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	RETAIL INDUSTRY	HR/TALENT MANAGEMENT
FINANCIAL EXPERTISE		

MARIA HENRY



Ms. Henry is the former Chief Financial Officer of Kimberly-Clark Corporation ("Kimberly-Clark"), a position she held from 2015 to 2022.

- Prior to joining Kimberly-Clark, she was Executive Vice President and Chief Financial Officer of The Hillshire Brands Company, formerly known as Sara Lee Corporation ("Sara Lee"), from 2012 to 2014. Ms. Henry was the Chief Financial Officer of Sara Lee's North American Retail and Foodservice business from 2011 to 2012.
- Prior to Sara Lee, she held various senior leadership positions in finance and strategy in three portfolio companies of Clayton, Dubilier, & Rice, most recently as Executive Vice President and Chief Financial Officer of Culligan International.
- Ms. Henry also held senior finance roles in several technology companies, and she began her career at General Electric.

Ms. Henry is a member of the Board of Directors of General Mills, Inc. and NextEra Energy, Inc. She served on the Board of Directors of Kimberly-Clark de México from February 2016 to March 2022.

Age: 58

Director Since: 2023

Committee: Audit & Finance

Other Public Company Directorships: General Mills, Inc. and NextEra Energy, Inc.

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 RETAIL INDUSTRY

 GLOBAL

 FINANCIAL EXPERTISE

 DIGITAL/TECHNOLOGY

GOVERNANCE

PETER HENRY



Dr. Henry is the Class of 1984 Senior Fellow at Stanford University's Hoover Institution, Senior Fellow at Stanford's Freeman Spogli Institute for International Studies, and Dean Emeritus of New York University's Leonard N. Stern School of Business ("Stern").

- Dr. Henry assumed the Deanship of Stern in January 2010 and served through December 2017.
- Prior to joining Stern, Dr. Henry was the Konosuke Matsushita Professor of International Economics at the Stanford University Graduate School of Business.
- In June 2009, President Obama appointed Dr. Henry to the President's Commission on White House Fellowships.
- In 2008, Dr. Henry led Barack Obama's Presidential Transition Team in its review of international lending agencies such as the IMF and the World Bank.

Dr. Henry is a member of the Board of Directors of Citigroup Inc. and Analog Devices, Inc. In addition to this public company board service, he also serves on the Board of Directors of the National Bureau of Economic Research and the Economic Club of New York and serves on the

Age: 55

Director Since: 2018

Committee: Audit & Finance

Other Public Company Directorships: Citigroup Inc. and Analog Devices, Inc.

Favorite NIKE Products: Nike Epic React

SKILLS, EXPERIENCES AND QUALIFICATIONS

 GLOBAL

 FINANCIAL EXPERTISE

 GOVERNANCE

ELLIOTT HILL



Mr. Hill is President & Chief Executive Officer of the Company. He was employed by the Company from 1988 - 2020 holding senior leadership positions across Europe and North America.

- Before retiring in 2020, he was President of Consumer and Marketplace leading all commercial and marketing operations for Nike and Jordan Brand, including the P&L across the Company's four geographies.
- Mr. Hill was appointed:
  - President, Consumer and Marketplace in 2018,
  - President, Geographies & Integrated Marketplace in 2016,
  - President, Geographies & Sales in 2013,
  - VP/General Manager, North America in 2010, and
  - VP, Global Retail in 2006.

Mr. Hill currently serves on the board of trustees for Texas Christian University.

Age: 61

Director Since: 2024

Committee: Executive

Other Public Company Directorships: None

Favorite NIKE Products: Nike Vomero 18, Nike Metcon, Nike 24.7 Half Zip, and Nike Air Spiridon

SKILLS, EXPERIENCES AND QUALIFICATIONS

 RETAIL INDUSTRY

 BRAND/MARKETING

 GLOBAL

 HR/TALENT MANAGEMENT

FINANCIAL EXPERTISE

 GOVERNANCE

TRAVIS KNIGHT



Mr. Knight is the President and Chief Executive Officer of the animation studio, LAIKA, LLC ("LAIKA"), which specializes in feature-length films.

- Mr. Knight has been involved in all principal creative and business decisions at LAIKA since its founding in 2003, serving in successive management positions as Lead Animator, Vice President of Animation, and then as President and Chief Executive Officer in 2009.
- Mr. Knight was Producer and Director of the feature film Kubo and the Two Strings (2017) which was nominated for an Academy Award and winner of the BAFTA award for Best Animated Film.
- Mr. Knight has served as Producer and Lead Animator on Academy Award-nominated feature-length films The Boxtrolls (2014) and ParaNorman (2012), for which he won an Annie Award for Outstanding Achievement in Character Animation, and Lead Animator for Coraline (2009).
- Prior to his work at LAIKA, Mr. Knight held various animation positions at Will Vinton Studios from 1998 to 2002, and as a stop-motion animator for television series, commercials, and network promotions. He has been recognized for his work on the Emmy Award-winning stop-motion animated television series The PJs.

Mr. Knight serves on the Board of Directors of LAIKA. He is the son of NIKE's co-founder, Mr. Philip Knight, who currently serves as Chairman Emeritus.

Age: 51

Director Since: 2015

Committee: Executive

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus

SKILLS, EXPERIENCES AND QUALIFICATIONS

 CEO EXPERIENCE

 MEDIA/ENTERTAINMENT

 FINANCIAL EXPERTISE

JØRGEN VIG KNUDSTORP



Mr. Knudstorp is the former President and Chief Executive Officer of the LEGO Group, a position he held from 2004 to 2016, and served as Executive Chairman of LEGO Brand Group, owner of the LEGO brand, from 2017 to 2023.

- From 2023 to 2024, Mr. Knudstorp served as Special Partner to the LEGO Brand Owner Family, KIRKBI Group, the holding company for LEGO Brand and the LEGO Group.
- He also held various leadership positions at the LEGO Group from 2001 to 2004, including Senior Vice President, Corporate Affairs and Vice President, Strategic Development.
- Prior to joining the LEGO Group, he served as a Management Consultant at McKinsey & Company from 1998 to 2001.

Mr. Knudstorp is a member and lead independent director of the Board of Directors of Starbucks Corporation. In addition to this public company board service, he is Deputy Chair of the LEGO Foundation and Chair of BrainPOP Education.

Age: 56

Other Public Company Directorships: Starbucks Corporation

Favorite NIKE Products: Nike Pegasus and Nike AlphaFly



SKILLS, EXPERIENCES AND QUALIFICATIONS

- CEO EXPERIENCE
- RETAIL INDUSTRY
- BRAND/MARKETING
- GLOBAL
- MEDIA/ENTERTAINMENT
- HR/TALENT MANAGEMENT
- FINANCIAL EXPERTISE
- DIGITAL/TECHNOLOGY
- GOVERNANCE

MARK PARKER, EXECUTIVE CHAIRMAN OF THE BOARD



Mr. Parker is Executive Chairman of the Company's Board of Directors. He served as President and Chief Executive Officer of the Company from 2006 to January 2020.

- Mr. Parker has been employed by NIKE since 1979 with primary responsibilities in product research, design and development, marketing, and brand management.
- Mr. Parker was appointed:
  - President and Chief Executive Officer in 2006,
  - President of the NIKE Brand in 2001,
  - Vice President of Global Footwear in 1998,
  - General Manager in 1993,
  - Corporate Vice President in 1989, and
  - Divisional Vice President in charge of product development in 1987.

Mr. Parker served on the Board of Directors of The Walt Disney Company from January 2016 to January 2025. In addition to his skills and qualifications described above, Mr. Parker was selected to serve on the Board because the experience gained while serving as the Company's Chief Executive Officer makes his position as Executive Chairman of the Board instrumental.

Age: 69

Director Since: 2006

Committee: Executive, Chair

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus Nike Air Max, Nike Vomero Plus, Nike Zegama 2, and Nike Dri-Fit Half Zip

SKILLS, EXPERIENCES AND QUALIFICATIONS

-  CEO EXPERIENCE
-  RETAIL INDUSTRY
-  BRAND/MARKETING
-  GLOBAL
-  MEDIA/ENTERTAINMENT
- HR/TALENT MANAGEMENT
-  FINANCIAL EXPERTISE
-  GOVERNANCE

MICHELLE PELUSO



Ms. Peluso is Chief Executive Officer of Revlon Group Holdings LLC ("Revlon"), a position she has held since 2024. She is leading a holistic transformation of the company, driving consumer centricity across the organization and leveraging her deep digital experience to drive innovation.

- Prior to Revlon, Ms. Peluso was served as the Executive Vice President and Chief Customer and Experience Officer for CVS Health from 2023 to 2024, where she oversaw the end-to-end consumer experience across all channels, including leading the brand and marketing efforts. She also served as the Executive Vice President and Chief Customer Officer, CVS Health, and co-President, Pharmacy and Consumer Wellness.

- Prior to joining CVS Health, Ms. Peluso was Senior Vice President, Digital Sales and Chief Marketing Officer at IBM from 2016 to 2021. She oversaw marketing, digital sales, client experience, and the commercial business, globally.

- Previous to her work at IBM, Ms. Peluso served as Chief Executive Officer of online shopping destination Gilt Groupe, Inc. ("Gilt") from 2013 until its sale to Hudson's Bay Company in February 2016 and was on Gilt's Board of Directors from 2009 to 2016.

- From 2009 to 2013, Ms. Peluso served as Global Consumer Chief Marketing and Internet Officer of Citigroup Inc.

- From 2002 to 2009, Ms. Peluso held senior management positions at Travelocity.com LP ("Travelocity"), being appointed President and Chief Executive Officer in 2003.

- Prior to joining Travelocity, in 1999 Ms. Peluso founded Site59, an online travel site, serving as its Chief Executive Officer until its acquisition by Travelocity in 2002.

Ms. Peluso is a member of the Board of Directors of Revlon.

Age: 53

Director Since: 2014

Committee: Corporate Responsibility, Sustainability & Governance, Chair

Other Public Company Directorships: None

Favorite NIKE Products: Nike 24.7 Impossibly Soft, Nike Vomero, Nike Pegasus, and Nike Cortez

SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	RETAIL INDUSTRY	BRAND/MARKETING
GLOBAL	HR/TALENT MANAGEMENT	FINANCIAL EXPERTISE
DIGITAL/TECHNOLOGY	GOVERNANCE	

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class A Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

NOMINEES FOR ELECTION BY CLASS B SHAREHOLDERS

MÓNICA GIL



Ms. Gil is Chief Administrative and Marketing Officer, NBCUniversal Telemundo Enterprises ("Telemundo") for Comcast Corp, a position she has held since 2020.

- Prior to her current role, Ms. Gil served as Chief Marketing Officer, Telemundo from 2018 until 2020, and as Executive Vice President, Telemundo, managing Communications and Corporate Affairs and Human Resources from 2017 until 2018.
- Prior to joining Telemundo, Ms. Gil served as Senior Vice President and General Manager, Multicultural Growth and Strategy of the Nielsen Company ("Nielsen") from 2014 until 2017.
- Ms. Gil joined Nielsen in 2005 as Vice President, Communications and was subsequently promoted in 2009 to Senior Vice President, Public Affairs and Government Relations.
- Previously, Ms. Gil served as Senior Vice President for Greer, Margolis, Mitchell and Burns from 2004 until 2005.
- She also served as Director of Public Affairs and Community Outreach for Telemundo Communications Group, Inc., Los Angeles, from 2001 to 2004.

Ms. Gil is a member of the Board of Directors of the National Women's History Museum.

Age: 53

Director Since: 2022

Committee: Compensation

Other Public Company Directorships: None

Favorite NIKE Products: Nike Pegasus, Nike Vomero, Nike Air Max, Nike One Tights, and Nike Therma-FIT Tights

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **BRAND/MARKETING**

GLOBAL

 **MEDIA/ENTERTAINMENT**

HR/TALENT MANAGEMENT

JOHN ROGERS, JR.



Mr. Rogers is Chairman, Co-Chief Executive Officer, and Chief Investment Officer of Ariel Investments, LLC, a privately-held money management firm he founded in 1983, which serves individual and institutional investors through its mutual funds and separate accounts. Mr. Rogers is a Trustee of Ariel Investment Trust, the investment company consisting of the five mutual funds his firm manages.

- In 2008, Mr. Rogers was awarded Princeton University's highest honor, the Woodrow Wilson Award, presented each year to the alumnus whose career embodies a commitment to national service.
- Mr. Rogers served as co-chair for the Presidential Inaugural Committee 2009, and more recently, joined the Barack Obama Foundation's Board of Directors.

Mr. Rogers is a member of the Board of Directors of The New York Times Company and Ryan Specialty Group Holdings, Inc. In addition to this public company board service, he also serves as trustee of the University of Chicago, the Robert F. Kennedy Center for Justice and Human Rights, the National Association of Basketball Coaches (NABC) Foundation, Inc., and a life trustee of the Chicago Symphony Orchestra. Mr. Rogers served on the Board of Directors of McDonald's Corporation from May 2003 to May 2023 and Exelon Corporation from October 2000 to April 2019.

Age: 67

Director Since: 2018

Committee: Corporate Responsibility, Sustainability & Governance

Other Public Company Directorships: The New York Times Company and Ryan Specialty Group Holdings, Inc.

Favorite NIKE Products: Nike KD and Nike LeBron Basketball Shoes



SKILLS, EXPERIENCES AND QUALIFICATIONS

CEO EXPERIENCE	FINANCIAL EXPERTISE	GOVERNANCE

ROBERT SWAN



Mr. Swan has been an Operating Partner at Andreessen Horowitz since 2021.

- Prior to his current role, Mr. Swan served as the Chief Executive Officer and a member of the Board of Directors of Intel Corp. ("Intel") from 2019 to 2021. Before that appointment, he was appointed to various management positions at Intel, including:
  - Interim Chief Executive Officer and Chief Financial Officer from 2018 until 2019 and Chief Financial Officer from 2016 until 2019.
- Prior to joining Intel, Mr. Swan served as Operating Partner at General Atlantic LLC, a private equity firm, from 2015 to 2016.
- He also served as Senior Vice President, Finance and Chief Financial Officer of eBay Inc. ("eBay") from 2006 to 2015.
- Previously, Mr. Swan served as Chief Financial Officer of Electronic Data Systems Corporation, Chief Financial Officer of TRW Inc., as well as Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of Webvan Group, Inc. Mr. Swan began his career in 1985 at General Electric, serving in numerous senior finance roles.

Mr. Swan is a member of the Board of Directors of Micron Technology, Inc. In addition to this public company board service, he is also a member of the Board of Directors of Flexport, the American Heart Association, and Kearney. Mr. Swan served on the Board of Commissioners of GoTo Group from December 2021 to June 2024, and on the Board of Directors of eBay from July 2015 to June 2023, Intel from January 2019 to February 2021, and Applied Materials, Inc. from March 2009 to September 2016.

Age: 65

Director Since: 2022

Committee: Audit & Finance, Chair

Other Public Company Directorships: Micron Technology, Inc.

Favorite NIKE Products: Nike Pegasus, Nike Air Max, and Nike 24.7 PerfectStretch pants

SKILLS, EXPERIENCES AND QUALIFICATIONS

 **CEO EXPERIENCE**

 **RETAIL INDUSTRY**

GLOBAL

HR/TALENT MANAGEMENT

 **FINANCIAL EXPERTISE**

 **DIGITAL/TECHNOLOGY**

GOVERNANCE

BOARD RECOMMENDATION

 The Board of Directors recommends that the Class B Shareholders vote **FOR** the election to the Board of Directors of each of the nominees above.

INDIVIDUAL BOARD SKILLS MATRIX

The matrix below represents some of the key experiences, attributes, and skills that the Board has identified as particularly valuable to the oversight of the Company, and illustrates how the director nominees individually and collectively represent them. While all of these qualifications were considered in connection with this year's director nomination process, the matrix does not encompass all of the experiences, attributes, and skills of the director nominees. The Board firmly believes that its highly qualified director nominees provide the Board with a robust complement of backgrounds, skills, qualifications, and perspectives necessary for effective oversight.

EXPERIENCE, EXPERTISE, OR ATTRIBUTES	COOK	DUCKETT	GIL	M HENRY	P HENRY	HILL	KNIGHT	KNUDSTORP	PARKER	PELUSO	ROGERS	SWAN
CEO EXPERIENCE CEO experience brings leadership qualifications and skills that help our Board to capably advise, support, and oversee our management team, including regarding our strategy to drive long-term value.	✓	✓					✓	✓	✓	✓	✓	✓
RETAIL INDUSTRY Retail experience brings a deep understanding of factors affecting our industry, operations, business needs, and strategic goals.	✓	✓		✓		✓		✓	✓	✓		✓
BRAND/MARKETING Brand and marketing experience brings perspective about building brand strength and creating consumer demand, as well as insight regarding consumer preferences, trends, and behaviors.	✓		✓			✓		✓	✓	✓		
GLOBAL Global exposure yields an understanding of diverse business environments, economic conditions, and cultural perspectives that informs our global business and strategy and enhances oversight of our multinational operations.	✓		✓	✓	✓	✓		✓	✓	✓		✓
MEDIA/ENTERTAINMENT Media and entertainment experience provides our Board with insight about creating meaningful consumer connections as well as perspective regarding media trends, consumer behavior, and advertising.	✓		✓				✓	✓	✓			
HR/TALENT MANAGEMENT HR and talent management experience assists our Board in overseeing executive compensation, succession planning, and employee engagement.	✓	✓	✓			✓		✓	✓	✓		✓
FINANCIAL EXPERTISE Financial expertise assists our Board in overseeing our financial statements, capital structure, and internal controls.	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓
DIGITAL/TECHNOLOGY Digital and technology experience helps our Board oversee cybersecurity and advise our management team as we seek to enhance the consumer experience and further develop our multi-channel strategy.	✓			✓				✓		✓		✓
GOVERNANCE Public company board experience provides insight into new and best practices which informs our commitment to excellence in corporate governance.	✓			✓	✓	✓		✓	✓	✓	✓	✓

DIRECTOR NOMINATIONS

The Board takes an "evergreen" approach to Board refreshment, cultivating relationships with top talent on an ongoing basis. The Corporate Responsibility, Sustainability & Governance Committee identifies potential director candidates through a variety of means, including recommendations from members of the Corporate Responsibility, Sustainability & Governance Committee or the Board, Company management, third-party search firms, and shareholders. The committee, in its discretion, engages director search firms to identify candidates. Shareholders may recommend director candidates for consideration by the Corporate Responsibility, Sustainability & Governance Committee by submitting a written recommendation to the committee, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The recommendation should include the candidate's name, age, qualifications (including principal occupation and employment history), and written consent to be named as a nominee in the Company's proxy statement and to serve as a director, if elected. The committee evaluates recommendations from shareholders in the same manner that it considers recommendations from other sources.

The Board has adopted qualification standards for the selection of non-management nominees for director, which can be found on our corporate website: http://investors.nike.com. As provided in these standards and the Company's Corporate Governance Guidelines, nominees for director are selected on the basis of, among other things, distinguished business experience or other non-business achievements; education; significant knowledge of the consumer products industry, international business, finance, marketing, technology, law, or other fields which are complementary to, and balance the knowledge of, other Board members; a desire to represent and serve the interests of all shareholders; independence; good character; ethics; sound judgment; and ability to devote substantial time to discharge Board and committee responsibilities (including whether they are in compliance with the Board's overboarding policy), taking into account the overall composition of the Board and its committees.

In considering the re-nomination of an incumbent director, the Corporate Responsibility, Sustainability & Governance Committee reviews the director's overall service to the Company during his or her term, including the number of meetings attended, level of participation, and quality of performance, the needs and composition of the Board and its committees, and the qualifications of the director. The Board believes that a variety and balance of perspectives on the Board results in more thoughtful and robust deliberations, and ultimately, better decisions. All potential new director candidates, whether recommended by shareholders or identified by other means, are initially screened by the Chair of the Corporate Responsibility, Sustainability & Governance Committee, who may seek additional information about the background and qualifications of the candidate, and who may determine that a candidate does not have qualifications that merit further consideration by the full committee. With respect to new director candidates who pass the initial screening, the Corporate Responsibility, Sustainability & Governance Committee meets to discuss and consider each candidate's qualifications and potential contributions to the Board, and determines by majority vote whether to recommend such candidate to the Board. The final decision to either appoint a candidate to fill a vacancy between annual meetings or include a candidate on the slate of nominees proposed at an annual meeting is made by the Board.

As set forth in our Corporate Governance Guidelines, it is the general policy of the Board that directors will not stand for re-election after reaching the age of 72.

DIRECTOR INDEPENDENCE

Pursuant to New York Stock Exchange ("NYSE") listing rules, in order for a director to qualify as "independent", the Board must affirmatively determine that the director has no material relationship with the Company. The Board affirmatively determined that commercial or charitable relationships below the following thresholds will not be considered material relationships that impair a director's independence: (1) if a NIKE director or immediate family member is an executive officer of another company that does business with NIKE and the annual sales to, or purchases from, NIKE are less than one percent of the annual revenues of the other company; and (2) if a NIKE director or immediate family member serves as an officer, director, or trustee of a charitable organization, and NIKE's contributions to the organization are less than one percent of that organization's total annual charitable receipts.

After applying this categorical standard and the applicable NYSE independence standards, the Board has determined that the following director nominees have no material relationship with the Company and are independent: Timothy Cook, Thasunda Duckett, Mónica Gil, Maria Henry, Peter Henry, Jørgen Vig Knudstorp, Michelle Peluso, John Rogers, Jr., and Robert Swan. The Board also determined that Alan Graf, Jr., whose service as a director ended on September 10, 2024, was independent when he served on the Board during fiscal 2025, and that Cathleen Benko, who is not standing for re-election at the Annual Meeting, is independent. In making its independence determinations, the Board specifically considered the following relationships and concluded that none of them were material to NIKE or impaired the applicable director's independence:

- Payments for products and services in the ordinary course of business between NIKE and Apple, Inc., where Mr. Cook serves as an executive officer and director;

- NIKE's sports marketing relationship with Stanford University, where Mr. Henry serves in senior fellowship positions; and

- De minimis payments between NIKE and Ariel Investments, LLC, where Mr. Rogers serves as Chairman, Co-CEO, and Chief Investment Officer.

In each case, the aggregate amount of payments involved in such transactions was for amounts representing significantly less than one percent of either entity's annual revenues, the transactions were entered into at arm's length, and the applicable director did not have any direct involvement in such transactions.

Messrs. Elliott Hill, Travis Knight, and Mark Parker are not independent pursuant to NYSE rules. Messrs. Hill and Parker are not independent pursuant to NYSE rules because they are employed by the Company. Mr. Knight is not independent pursuant to NYSE rules because he is the son of NIKE's co-founder, Mr. Philip Knight, who received compensation in excess of the threshold set forth in applicable NYSE rules for his position as Chairman Emeritus. The compensation paid to Mr. Philip Knight is described in the section below titled "Additional Information—Transactions with Related Persons". In addition, Mr. John Donahoe II, whose service as a director ended on September 19, 2024, was not independent when he served on the Board during fiscal 2025 because he was employed by the Company during that time.

BOARD STRUCTURE AND RESPONSIBILITIES

During fiscal 2025, there were four meetings of the Board and all of our incumbent directors attended at least 75 percent of the total number of meetings of the Board and committees on which he or she served. The Company encourages all directors to attend each annual meeting of shareholders, and all directors then-serving on the Board attended the 2024 annual meeting.

BOARD LEADERSHIP STRUCTURE

NIKE's governing documents provide the Board with flexibility to select the appropriate leadership structure of the Company. In determining the leadership structure, the Board considers many factors, including the specific needs of the business, fulfilling the duties of the Board, and the best interests of the Company's shareholders.

The Company separates the position of Chair of the Board from the position of President and CEO, although this is not a permanent policy of the Board. The Board believes this leadership structure is appropriate for the Company because it separates the leadership of the Board from the duties of day-to-day leadership of the Company. The Executive Chairman, Mr. Mark Parker, presides over meetings of the Board and shareholders. The President and CEO, Mr. Elliott Hill, is in charge of the general supervision, direction, and control of the business and affairs of the Company, subject to the overall direction and supervision of the Board and its committees.

Additionally, as part of the Board's commitment to strong independent Board leadership and oversight, the Board has adopted a policy requiring the appointment of a Lead Independent Director at any time when the Chair of the Board is not independent. The position of Lead Independent Director is entrusted with robust and clearly-defined duties, including:

- serving as a liaison between the Chair and the independent directors;
- approving the meeting agendas for the Board;
- advising the Chair regarding the sufficiency, quality, quantity, and timeliness of information provided to the Board;
- ensuring that meeting schedules permit sufficient time for discussion of all agenda items;
- providing consultation and direct communication with major shareholders, if requested;
- presiding at meetings of the Board at which the Chair is not present, including executive sessions; and
- performing other duties specified in the Lead Independent Director Charter.

In June 2025, the Board re-appointed Mr. Timothy Cook to serve as Lead Independent Director for a term of three years. Mr. Cook continues to serve as Lead Independent Director of the Company working in collaboration with Messrs. Parker and Hill.

The chairs of Board committees also play an active role in the leadership structure of the Board. The Corporate Responsibility, Sustainability & Governance Committee and the Board endeavor to select independent committee chairs who will provide strong leadership to guide the important work of the Board committees. Committee chairs work with the Company's senior executives to ensure the committees are discussing the key strategic risks and opportunities of the Company. In the absence of the Lead Independent Director, a presiding director is appointed to chair executive sessions of non-management directors (consisting of all directors other than Messrs. Parker and Hill). The position of presiding director is rotated among the chairs of the various Board committees, other than the Executive Committee. Executive sessions are regularly scheduled and held at least once each year.

Mr. Philip Knight, NIKE's co-founder, serves as Chairman Emeritus, with a standing invitation to attend meetings of the Board and its committees as a non-voting observer. The Board believes that it benefits from his valuable experience and insights.

For all of these reasons, the Board believes this leadership structure is optimal.

BOARD COMMITTEES

The Board's current standing committees are an Audit & Finance Committee; a Compensation Committee; a Corporate Responsibility, Sustainability & Governance Committee; and an Executive Committee. The Board may appoint other committees from time to time. Each standing committee has a written charter and all such charters, as well as the Company's Corporate Governance Guidelines, are available on the Company's corporate website, http://investors.nike.com, and will be provided in print to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453.

AUDIT & FINANCE COMMITTEE

MEMBERS:
Maria Henry
Peter Henry
Robert Swan, Chair

MEETINGS IN FY 2025: 12

ROLES AND RESPONSIBILITIES:

The Audit & Finance Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to:

- Matters involving the Company's accounting, auditing, financial reporting, and internal controls;

- Overseeing the Company's financial policies and activities;

- The integrity of the Company's financial statements and activities of the Company that may have a material impact on the financial position of the Company;

- Matters involving information security (including risks related to cybersecurity) and data protection;

- The Company's compliance with legal and regulatory requirements;

- The independent auditor's qualifications and independence, and the performance of the Company's internal audit function and independent auditor;

- The Company's risk assessment and risk management processes and practices; and

- Considering long-term financing options, long-range tax, financial regulatory and foreign currency issues facing the Company, and management's recommendations concerning capital deployment strategy, major capital expenditures, and material acquisitions or divestitures.

The Board has determined that each member of the Audit & Finance Committee meets all independence and financial literacy requirements applicable to audit committee members under the NYSE listing standards and applicable regulations adopted by the SEC. The Board has also determined that each of Ms. Henry and Mr. Swan is an "audit committee financial expert" as defined in regulations adopted by the SEC.

COMPENSATION COMMITTEE

MEMBERS:
Cathleen Benko*
Timothy Cook, Chair
Mónica Gil

MEETINGS IN FY 2025: 5

ROLES AND RESPONSIBILITIES:

The Compensation Committee discharges the Board's responsibilities regarding executive and director compensation and senior leadership succession and talent management, and its duties include the following:

- Evaluate the performance of the CEO and other executive officers, and review and approve their compensation;

- Administer and interpret the Company's equity compensation plans and executive incentive compensation plans;

- Administer and monitor compliance with the Company's clawback policy for executive officers;

- Review the succession plans and leadership development programs for the executive officer positions, including reviewing the Company's development and succession management efforts;

- Review and provide guidance to management regarding Company policies, programs, and practices related to talent management and development for executive officers and senior management; and

- Make recommendations to the Board regarding the compensation of directors.

The Board has determined that each member of the Compensation Committee meets all independence requirements applicable to compensation committee members under the NYSE listing standards.

* Ms. Benko will not stand for re-election to the Board at the Annual Meeting. Ms. Peluso is expected to become a member of the Compensation Committee beginning September 9, 2025.

CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE

MEMBERS:
Thasunda Duckett
Michelle Peluso, Chair
John Rogers, Jr.

MEETINGS IN FY 2025: 4

ROLES AND RESPONSIBILITIES:

The Corporate Responsibility, Sustainability & Governance Committee sets the tone and pace for corporate governance and oversees our Purpose to move the world forward through the power of sport, with a focus on the three pillars of people, planet, and play. Its duties include the following:

- Review and evaluate NIKE's significant strategies, activities, policies, investments, and programs regarding social purpose, corporate responsibility, and sustainability;

- Provide oversight of management's efforts to ensure that the Company's dedication to sustainability is reflected in its business operations;

- Review, evaluate, and make recommendations regarding the social, political, and environmental impact, trends, and issues in connection with the Company's business activities;

- Provide oversight of the Company's community and social impact efforts;

- Review transactions with related persons in accordance with the Company's policies;

- Oversee protection of the Company's corporate reputation and other matters of importance to the Company and its stakeholders;

- Identify individuals qualified to become Board members (consistent with the criteria approved by the Board) and recommend to the Board for approval the slate of Class A and Class B director nominees for election at each annual shareholder meeting;

- Review and make recommendations regarding the size, structure, composition, and leadership of the Board and its committees;

- Review and make recommendations regarding the Company's corporate governance framework; and

- Oversee the annual self-evaluations of the Board and its committees.

The Board has determined that each member of the Corporate Responsibility, Sustainability & Governance Committee meets all independence requirements applicable to nominating/corporate governance committee members under the NYSE listing standards.

* *If elected at the Annual Meeting, Mr. Knudstorp will become a member of the Corporate Responsibility, Sustainability & Governance Committee effective September 9, 2025.*

EXECUTIVE COMMITTEE

MEMBERS:
Elliott Hill*
Travis Knight
Mark Parker, Chair

MEETINGS IN FY 2025: 0

ROLES AND RESPONSIBILITIES:

The Executive Committee is authorized to act on behalf of the Board on all corporate actions for which applicable law does not require participation by the full Board.

- In practice, the Executive Committee acts in place of the full Board only when emergency issues or scheduling conflicts make it difficult or impracticable to assemble the full Board.

- All actions taken by the Executive Committee must be reported at the next Board meeting, or as soon thereafter as practicable.

The Executive Committee held no formal meetings during fiscal 2025, but took action by unanimous written consent.

* *Mr. Donahoe served on the Executive Committee until September 19, 2024. Mr. Hill became a member of the Executive Committee effective October 14, 2024.*

THE BOARD'S ROLE IN RISK OVERSIGHT

While the Company's management team is responsible for day-to-day management of the various risks facing the Company, the Board takes an active role in the oversight of the management of critical business risks. The Board does not view risk in isolation. Risks are considered in virtually every business decision and as part of NIKE's business strategy. The Board recognizes it is neither possible nor prudent to eliminate all risk. Purposeful and appropriate risk-taking is essential for the Company to be competitive on a global basis and to achieve its strategic objectives.

THE BOARD OF DIRECTORS

The Board implements its risk oversight function both as a whole and through committees, which play a significant role in carrying out risk oversight. While the Audit & Finance Committee is responsible for oversight of management's risk management policies, oversight responsibility for particular areas of risk is allocated among the Board committees according to the committee's area of responsibility as reflected in the committee charters.



BOARD COMMITTEES

The **AUDIT & FINANCE COMMITTEE** oversees risks related to the Company's financial statements, the financial reporting process, accounting, legal matters, investments, access to capital and capital deployment, currency risk and hedging programs, information security (including risks related to cybersecurity), and data protection. The committee oversees the internal audit function, reviews a risk-based plan of internal audits, and reviews a risk-based integrated audit of internal controls over financial reporting. The committee meets separately with the Vice President of Global Audit and Chief Risk Officer, representatives of the independent registered public accountants, and senior management.

The **COMPENSATION COMMITTEE** oversees risks associated with the Company's compensation philosophy and programs and executive succession and development.

The **CORPORATE RESPONSIBILITY, SUSTAINABILITY & GOVERNANCE COMMITTEE** oversees risks associated with the Company's corporate purpose and corporate governance, including NIKE's Code of Conduct and its compliance programs, and the structure and performance of the Board and its committees. The committee also oversees protection of the Company's corporate reputation including issues that involve social and community engagement, human capital management, and sustainability innovation relating to the Company's products, its supply chain (including labor practices), and the environment.



EXECUTIVE LEADERSHIP TEAM

Each committee chair works with one or more senior executives assigned to assist the committee in: developing agendas for the year and for each meeting, paying particular attention to areas of business risk identified by management, Board members, internal and external auditors, and in their committee charter; and scheduling agenda topics, presentations, and discussions regarding business risks within their area of responsibility. At meetings, the committees discuss areas of business risk, the potential impact, and management's initiatives to manage business risk, often within the context of important business decisions. Through this process, key business risk areas are reviewed at appropriate times, with some topics reviewed on multiple occasions throughout the year. At every Board meeting, each committee chair provides a report to the full Board outlining the committee's discussions and actions, including those affecting the oversight of various risks.

The Company believes its leadership structure, discussed in detail above, further supports the risk oversight function of the Board. Strong directors chair the various committees involved in risk oversight, there is open communication between management and directors, and all directors are involved in the risk oversight function.

THE BOARD'S ROLE IN OVERSEEING THE COMPANY'S CORPORATE PURPOSE

The Board takes an active role overseeing NIKE's commitment to, and progress on, corporate responsibility, sustainability, and governance matters. The Board oversees such matters primarily through the Corporate Responsibility, Sustainability & Governance Committee. This committee oversees the Company's approach to corporate governance, as well as the risks and opportunities associated with NIKE's Purpose to move the world forward through the power of sport, with a focus on the three pillars of people, planet, and play. The committee's responsibilities include, among other things, reviewing and providing guidance to management regarding significant Purpose strategies, activities, policies, investments, and programs; reviewing the development of NIKE's Purpose goals; and monitoring the Company's progress towards those goals. The Compensation Committee also plays a key role with respect to NIKE's Purpose by overseeing talent management and development for executive officers and senior management. More information about Purpose is available on the Mission section of our website.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders or interested parties desiring to communicate directly with the Board or with any individual director may do so in writing addressed to the intended recipient or recipients, c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453. The Office of the Corporate Secretary reviews all such communications and refers relevant correspondence directly to a director, as appropriate. In addition, the Office of the Corporate Secretary regularly summarizes for the Board all communications that relate to the functions of the Board or its committees or that otherwise warrant Board attention.

CODE OF CONDUCT

The NIKE Code of Conduct is available at the Company's corporate website, http://investors.nike.com, and will be provided in print without charge to any shareholder who submits a request in writing to NIKE Investor Relations, One Bowerman Drive, Beaverton, Oregon 97005-6453. The Code of Conduct applies to all of the Company's employees and directors, including our CEO and all other executive officers. The Code of Conduct provides that any waiver of the Code of Conduct for executive officers or directors may be made only by the Board or a committee of the Board. Any such waiver will be publicly disclosed, when required by law. The Company plans to disclose amendments to, and waivers from, the Code of Conduct on the Company's corporate website: http://investors.nike.com.

CAPITAL STRUCTURE

Since NIKE's initial public offering in 1980, the Company's articles of incorporation have provided for NIKE to have two classes of voting stock, consisting of the Class A Stock and the Class B Stock.

RIGHTS OF COMMON STOCK

The shares of Class A Stock and Class B Stock have identical voting and economic rights except that the holders of the Class A Stock and Class B Stock vote as separate classes for purposes of electing directors. Specifically, for as long as the number of outstanding shares of Class B Stock is between 25% and 87.5% of the total number of outstanding shares of Common Stock (as is currently the case), the holders of the Class B Stock, voting as a separate class, have the right to elect 25% of the Board (rounded up to the nearest whole number) and the holders of the Class A Stock, voting as a separate class, have the right to elect the remaining directors. If at any time the outstanding number of shares of Class A Stock is less than 12.5% of the total number of outstanding shares of Common Stock, then the Class B Stock, voting as a separate class, will continue to have the right to elect 25% of the Board (rounded up to the nearest whole number), but the Class A Stock and Class B Stock will vote together as a single class to elect the remaining directors. Outside of director elections, the Class A Stock and Class B Stock vote together on all other matters, with each Class A share and Class B share having one vote per share.

Because twelve directors will be elected at the Annual Meeting and the outstanding number of shares of Class B Stock is between 25% and 87.5% of the outstanding shares of Common Stock, the holders of the Class B Stock are entitled to elect three directors at the Annual Meeting and the holders of the Class A Stock are entitled to elect the remaining nine. For each other matter to be voted on at the Annual Meeting (including Proposals 2, 3, and 4), the Class A Stock and Class B Stock will vote together as a single class, each with one vote per share.

Each share of Class A Stock is convertible into one share of Class B Stock. Such conversion is solely at the option of the holder, and cannot be dictated by either the Company or the Board. The Class A Stock is currently primarily held by Swoosh, LLC, an entity that was formed by Mr. Philip Knight, NIKE's co-founder, in 2015 to hold the majority of his shares of Class A Stock.

For additional information regarding NIKE's classes of Common Stock, see the description of the Company's securities included as Exhibit 4.7 to NIKE's Annual Report on Form 10-K for fiscal 2025. For additional information regarding key holders of the Class A Stock and Class B Stock, see the section below titled "Stock Ownership Information—Stock Holdings of Certain Owners and Management".

STRUCTURAL ADVANTAGES

Our unique capital structure enables NIKE to focus on long-term strategy, which our Board believes is critical to creating long-term value. This long-term vision enables the Company to prioritize research and development and innovation, to invest in transformations in support of our strategic objectives, and to integrate Purpose into our business strategy. It also helps to preserve and advance NIKE's unique culture, which we believe powers our success.

At the same time, our capital structure meaningfully protects and represents the interests of our public Class B shareholders. Each share of our Class A Stock and Class B Stock carries the same economic rights and risks, which helps align the interests of our Class A and Class B shareholders. All of our directors, regardless of which class of Common Stock elected them, have fiduciary duties to act in the best interests of all NIKE shareholders. In addition, all directors are subject to the same nomination and evaluation processes, which are described in the section above titled "NIKE, Inc. Board of Directors—Director Nominations", and the Board considers all directors when assessing the mixture of experiences, attributes, and skills represented on the Board. All of the directors nominated for election by our Class B shareholders, as well as six out of nine of the directors nominated for election by our Class A shareholders, are independent, and only independent directors sit on the Audit & Finance Committee, the Compensation Committee, and the Corporate Responsibility, Sustainability & Governance Committee.

INVESTOR FEEDBACK

Although the Board cannot change or eliminate our dual class capital structure without the approval of the holders of the Class A Stock, the Company believes it is important to engage regularly with Class B shareholders to understand their views on NIKE's capital structure. The majority of shareholders with whom we have engaged have expressed that they did not have specific concerns with the Company's dual class structure in light of the fact that it provides for equal voting and economic rights on all matters other than the election of directors, as well as the Company's long history of robust corporate governance practices, strong and effective Board oversight, and highly qualified directors. They also appreciated the Board's responsiveness to feedback, including the Board's decision to include in the slate of Class B director nominees a member from each of the three key Board committees: the Audit & Finance Committee, the Compensation Committee, and the Corporate Responsibility, Sustainability & Governance Committee.

SHAREHOLDER ENGAGEMENT

Our approach to governance is informed by the insights and perspectives of our Class B shareholders. We greatly value the opportunity to engage with and solicit feedback from our shareholders regarding matters involving the Company and believe that maintaining an open dialogue strengthens the Company's approach to its corporate governance practices and disclosures. Below is an overview of the Company's fiscal 2025 engagement practices regarding corporate responsibility, sustainability, executive compensation, and governance matters. These engagements take place in addition to regular financial-related outreach led by our Investor Relations team and engagement with shareholder proponents led by our Office of the Corporate Secretary.

INTEGRATED ENGAGEMENT TEAM	TYPES OF ENGAGEMENT	KEY FISCAL 2025 ENGAGEMENT TOPICS
• Investor Relations • Total Rewards and Executive Compensation • Office of the Corporate Secretary	• One-on-one meetings • Small group calls • E-mail communications	• NIKE leadership structure • Board composition and evergreen refreshment • Risk oversight • Executive compensation • Responsible sourcing and sustainability

In fiscal 2025, we reached out to shareholders representing 48% of our Class B shares and engaged with shareholders representing 43% of our Class B shares

The Board is committed to understanding the views of our shareholders. Accordingly, management reports key themes and feedback that emerge during these engagements to the full Board and any relevant committees, so that we can continue to refine and adapt our practices to better address the issues that our shareholders raise with us.

The Board and management carefully consider and integrate shareholder feedback into the Company's practices and disclosures. Recent changes to our practices include adopting an overboarding policy to increase clarity and transparency about the Board's expectations that directors devote appropriate time to Board responsibilities; refreshing the slate of Class B director nominees to include a member of each of the key Board committees; and refining our fiscal 2024 executive compensation program, including by evolving the long-term incentive award mix to include 50% performance-based restricted stock units. We have also enhanced our proxy statement disclosures over the past several years in response to shareholder feedback, including providing additional detail and transparency regarding our capital structure.

DIRECTOR COMPENSATION FOR FISCAL 2025

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS[1] ($)	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)	ALL OTHER COMPENSATION[2] ($)	TOTAL ($)
Cathleen Benko	100,000	190,305	—	22,747	313,052
Timothy Cook	165,000	190,305	—	20,000	375,305
Thasunda Duckett	100,000	190,305	—	42,243	332,548
Mónica Gil	100,000	190,305	—	5,000	295,305
Alan Graf, Jr.[3]	34,107	—	—	—	34,107
Maria Henry	105,000	190,305	—	20,000	315,305
Peter Henry	105,000	190,305	—	17,422	312,727
Travis Knight	100,000	190,305	—	—	290,305
Michelle Peluso	125,000	190,305	—	38,236	353,542
John Rogers, Jr.	100,000	190,305	—	11,523	301,829
Robert Swan[4]	130,027	190,305	—	38,521	358,853

(1) Represents the grant date fair value of restricted stock awards granted in fiscal 2025 computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value is based on the closing market price of our Class B Stock on the grant date. As of May 31, 2025, each non-employee director held 2,437 shares of unvested restricted stock, and no non-employee director held any outstanding stock options.

(2) Includes matched contributions to charities under the NIKE Matching Gift Program in the amount of $4,781 for Ms. Benko; $20,000 for Mr. Cook; $20,000 for Ms. Duckett; $5,000 for Ms. Gil; $20,000 for Ms. Henry; $20,000 for Ms. Peluso; and $20,000 for Mr. Swan. For Mses. Benko, Duckett, and Peluso and Messrs. Henry, Rogers, and Swan also includes the value of Company-related merchandise and travel and attendance at the 2024 Paris Olympics.

(3) Mr. Graf did not stand for re-election at our 2024 annual meeting of shareholders; he retired as Chair of the Audit & Finance Committee effective July 31, 2024, and retired as a member of that committee and a member of the Board effective September 10, 2024. Therefore, his annual retainer was prorated and he did not receive a restricted stock award for fiscal 2025.

(4) Mr. Swan was appointed Chair of the Audit & Finance Committee effective August 1, 2024, therefore his annual committee chair retainer was prorated.

DIRECTOR FEES AND ARRANGEMENTS

Under our director compensation program in effect for fiscal 2025, non-employee directors receive:

- An annual retainer of $100,000, paid in quarterly installments.
- When they initially join the Board, a one-time, sign-on restricted stock award valued at $200,000 on the date of grant. This award is subject to forfeiture in the event that service as a director terminates prior to the first anniversary of the date of grant.
- An annual restricted stock award valued at $200,000 on the date of grant, generally, the date of each annual meeting of shareholders. The number of restricted shares granted to each director for fiscal 2025 was determined by dividing the director's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant. The annual restricted stock award is subject to forfeiture in the event that service as a director terminates prior to the earlier of the next annual meeting and the last day of the 12th full calendar month following the date of grant.
- For the Lead Independent Director, an annual retainer of $40,000, paid in quarterly installments.
- For chairs of Board committees (other than the Executive Committee), an annual retainer of $25,000 for each committee chaired ($30,000 for the chair of the Audit & Finance Committee), paid in quarterly installments.
- For Audit & Finance Committee members, an additional annual retainer of $5,000, paid in quarterly installments.

- Payment or reimbursement of travel and other expenses incurred in attending Board meetings.
- Matching charitable contributions under the NIKE Matching Gift Program, under which directors are eligible to contribute to qualified charitable organizations and the Company provides an equal matching contribution to the charities, up to $20,000 annually in the aggregate.

None of Mr. Hill, Mr. Parker, or Mr. Donahoe received any additional compensation for services provided as a director in fiscal 2025.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

NIKE maintains stock ownership guidelines for all non-employee directors. Under these guidelines, directors are required to hold NIKE stock valued at five times their annual cash retainer. New directors are required to attain these ownership levels within five years of their election to the Board. Each of our directors has met or is on track to meet the specified ownership level.

DIRECTOR PARTICIPATION IN DEFERRED COMPENSATION PLAN

Under our DCP, non-employee directors may elect in advance to defer up to 100 percent of the director fees paid by the Company. For a description of the plan, see the section below titled "Executive Compensation—Executive Compensation Tables—Non-Qualified Deferred Compensation in Fiscal 2025—Non-Qualified Deferred Compensation Plans".

EXECUTIVE COMPENSATION

SHAREHOLDER ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting to shareholders our annual "say-on-pay proposal", an advisory vote to approve the compensation of our Named Executive Officers as described in this proxy statement. At our 2024 annual meeting of shareholders, approximately 83% of the votes cast on the say-on-pay proposal were voted in favor of the proposal.

The Compensation Committee is committed to understanding the views of our shareholders with respect to the executive compensation program. Therefore, during fiscal 2025, the committee considered the results of the 2024 say-on-pay proposal, which the committee believes affirm shareholders' support of the Company's approach to executive compensation and the committee's decisions, as well as direct feedback from shareholders provided during management and Board engagements.

As discussed in this section, our executive compensation program is designed to attract and retain top-tier talent and maximize shareholder value. To achieve the objectives of our executive compensation program and emphasize pay-for-performance principles, the Compensation Committee has continued to employ strong governance practices, including:

- basing a majority of total compensation on performance incentives;
- setting incentive award targets based on clearly disclosed, objective performance measures;
- mitigating undue risk associated with compensation by using multiple performance targets, caps on potential incentive payments, a clawback policy, and additional standalone clawback provisions; and
- requiring executive officers to hold NIKE stock through published stock ownership guidelines.

Because your vote is advisory, it will not be binding on the Board. However, the Board values shareholder opinions, and the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the fiscal 2025 compensation paid to the Named Executive Officers as disclosed in this proxy statement pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the narrative disclosures that accompany the compensation tables).

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes our compensation program, philosophy, decisions, and process for the compensation of our Named Executive Officers for fiscal 2025:

NAMED EXECUTIVE OFFICER	TITLE
Elliott Hill	President and Chief Executive Officer (since October 14, 2024)
Matthew Friend	Executive Vice President and Chief Financial Officer
Robert Leinwand	Executive Vice President, Chief Legal Officer
Ann Miller	Executive Vice President, Global Sports Marketing
Craig Williams	Executive Vice President, Chief Commercial Officer[1]
John Donahoe II	Former President and Chief Executive Officer (until October 13, 2024)[2]
Monique Matheson	Former Executive Vice President, Chief Human Resources Officer[3]
Heidi O'Neill	Former President, Consumer, Product & Brand[4]

(1) Mr. Williams' title changed from President, Geographies & Marketplace to Executive Vice President, Chief Commercial Officer effective June 18, 2025.

(2) Mr. Donahoe ceased to serve as the Company's President and CEO and member of the Board effective as of October 14, 2024, when he was succeeded by Mr. Hill, and retired effective January 31, 2025.

(3) Ms. Matheson retired as the Company's EVP, Chief Human Resources Officer effective as of January 6, 2025, and will retire from the Company in fiscal year 2026.

(4) Ms. O'Neill ceased to serve as the Company's President of Consumer, Product, and Brand effective as of May 2, 2025, in connection with certain organization changes including elimination of the President, Consumer, Product & Brand role, but will remain a full-time non-executive employee through her separation from the Company on September 5, 2025.

This Compensation Discussion and Analysis is organized into five sections:

- Executive Summary (page 26)
- Compensation of Our Named Executive Officers (page 29)
- Our Compensation Process (page 38)
- Other Compensation Practices (page 39)
- Compensation Committee Report (page 41)

Key Defined Terms

TERM	DEFINITION
401(k) Plan	401(k) Savings and Profit Sharing Plan for Employees of NIKE, Inc.
Absolute TSR	Company total shareholder return for the applicable performance period
Adjusted EBIT	EBIT, excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; and other extraordinary, unusual, or infrequently occurring items
Adjusted Revenue	Company revenue, excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; and other extraordinary, unusual, or infrequently occurring items
CD&A	Compensation Discussion and Analysis
DCP	NIKE, Inc. Deferred Compensation Plan
EBIT	Company earnings before interest and taxes
NEO	Named Executive Officer
PSP	NIKE, Inc. Executive Performance Sharing Plan
PSU	Performance-based restricted stock unit
Relative TSR	Absolute TSR for the applicable performance period relative to total shareholder return over the same period for the other companies in the S&P 500
RSU	Time-vesting restricted stock unit
SIP	NIKE, Inc. Stock Incentive Plan

EXECUTIVE SUMMARY

OUR APPROACH TO EXECUTIVE COMPENSATION

- We follow a **pay for performance** philosophy, intended to drive business results and maximize shareholder value. Compensation is therefore highly incentive-based and heavily weighted towards long-term awards to emphasize long-term performance.

- We strive every day to **win as a team**. To foster teamwork, and ensure internal pay equity, we utilize a cohort approach by aligning compensation across executive roles.

- We value **shareholder feedback**. We consider the results of our annual say-on-pay vote—approximately 83% in favor last year, which we believe affirms shareholders' support of our executive compensation approach and decisions—as well as feedback shared directly through our shareholder engagement efforts described on page 21.

DIRECT COMPENSATION ELEMENTS

NIKE's direct compensation for the NEOs generally consists of the following elements: For fiscal 2025, the Compensation Committee determined not to increase the amount of any element of direct compensation for any of our NEOs.

ELEMENT		KEY CHARACTERISTICS	PURPOSE
Base Salary		Fixed cash compensation	Provides market competitive baseline compensation to attract and retain top-tier talent
Annual Cash Incentive Award – PSP		Variable cash incentive compensation earned at 0% – 200% based on Company performance over a 1-year performance period	Motivates and rewards achievement of sustainable and profitable growth
Long-Term Incentive Award – SIP	PSUs (50%)	Variable stock-based incentive compensation earned at 0% – 200% based generally on achievement of Relative TSR performance metric over a 3-year performance period	Aligns NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth; promotes retention
	Stock Options (35%)	Stock-based incentive compensation that generally vests in 4 equal annual installments; only provides value if our stock price appreciates	Aligns NEOs' interests with those of our shareholders by rewarding achievement of upside potential; promotes retention
	RSUs (15%)	Stock-based incentive compensation that generally vests in 3 or 4 equal annual installments; value tied to our stock price	Aligns NEOs' interests with those of our shareholders by rewarding long-term value creation; promotes retention

CEO TRANSITION HIGHLIGHTS

In September 2024, we announced a CEO transition plan pursuant to which, on October 14, 2024, Mr. Hill became President and CEO of NIKE. Mr. Donahoe, our President and CEO since 2020, resigned from that role effective as of the same date and served as an advisor to NIKE through his retirement on January 31, 2025. The Compensation Committee approved certain compensation arrangements in connection with, and support of, the CEO transition, the highlights of which are summarized below:

CURRENT CEO – MR. HILL

- Base salary of $1.5 million and annual cash incentive target opportunity equal to 200% of base salary (prorated for fiscal 2025 consistent with our practice for all bonus-eligible employees).
- Annual target fiscal 2025 long-term incentive award equal to $15.5 million consisting of 50% PSUs, 35% stock options, and 15% RSUs.
- One-time awards to make Mr. Hill whole for certain forfeited compensation from his prior roles consisting of $4 million in cash and $3 million in RSUs. For more information, see the section below titled "Transition and Retention Awards".
- Standard Employee Matching Gift Program applicable to employees generally (no enhanced charitable gift matching).

FORMER CEO – MR. DONAHOE

- Annual base salary and employee benefit plan eligibility unchanged through retirement on January 31, 2025.
- No additional compensation or benefits for serving in advisor role.
- Outstanding unvested equity awards treated in accordance with their terms upon retirement, as applicable. For more information, see the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control".
- Eligible to receive the benefits payable under his non-competition agreement upon a voluntary termination of employment. For more information, see the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control".

OTHER NON-CEO NEOs

- Equity retention awards to each other non-CEO NEO (other than Mr. Leinwand, who was promoted into the role of Executive Vice President, Chief Legal Officer in November 2024) on a limited, one-time basis in order to support business and leadership continuity and promote retention during this significant transitional period. For more information, see the section below titled "Transition and Equity Retention Awards".

INCENTIVE AWARD OUTCOMES

The following summarizes incentive award outcomes for fiscal 2025. Both the fiscal 2025 PSP and fiscal 2023 – 2025 PSUs were earned and paid out at 0%. For more information on incentive award outcomes for the NEOs, see the section below titled "Compensation of our Named Executive Officers".



FISCAL 2025 PSP

	THRESHOLD	TARGET	MAXIMUM	PAYOUT
Adjusted Revenue	0% 25%	100%	200%	0%
Adjusted EBIT	0% 25%	100%	200%	0%
PSP Payout	0% 25%	100%	200%	0%

FISCAL 2023 – 2025 PSUs

	THRESHOLD	TARGET	MAXIMUM	PAYOUT
	0% 25%	100%	200%	0%

■ Relative TSR
⠿ People & Planet modifier

FISCAL YEAR 2025 REALIZABLE PAY

As discussed elsewhere in this proxy statement, our philosophy is to "pay for performance". As a result, executive compensation is highly incentive-based and includes, among other elements, a mixture of variable cash- and stock-based compensation elements consisting of PSP, PSUs, stock options, and RSUs. In total, 93% of total target annual compensation for our CEO is at risk (88% for the other current non-CEO NEOs). Given that a significant portion of our executive compensation packages varies depending on company performance, the grant date value of compensation, as reported annually in the Summary Compensation Table, is not always reflective of the actual realizable pay value that is ultimately received by our NEOs. Realizable Pay reinforces a pay-for-performance linkage as the target economic value of short- and long-term incentive opportunities under our executive compensation program only provide value when meaningful performance is achieved.

To illustrate the differences, the graphs below compare, for the current CEO and other current non-CEO NEOs (on average), the 2025 Total Target Compensation and the 2025 Summary Compensation Table Compensation values to Realizable Pay at the end of fiscal year 2025. For this purpose:

- "Total Target Compensation" refers to the sum of target annual base salary, target fiscal 2025 PSP, target values for annual long-term incentive awards granted in fiscal 2025, and target values for one-time awards granted in connection with the CEO transition (which for Mr. Hill consisted of a sign-on RSU award and sign-on cash award, and for the other current non-CEO NEOs, excluding Mr. Leinwand, consisted of equity retention awards);

- "Summary Compensation Table Compensation" refers to the actual disclosure in the Summary Compensation Table; and

- "Realizable Pay" refers to the sum of actual base salary, actual fiscal 2025 PSP payouts ($0), the potential payout value of long-term incentive awards granted in fiscal 2025 (based on the intrinsic value of stock option grants, assuming threshold achievement for PSUs (excluding special retention awards) as reported in the Outstanding Equity Awards Table, and assuming 50% of each special retention award is earned) calculated using a stock price of $60.59, which was the closing price of our common stock on the last business day of fiscal 2025, and, for Mr. Hill, the one-time cash award granted in fiscal 2025 in connection with the CEO transition.

The graphs below are not substitutes for the information required by the 2025 Summary Compensation Table for fiscal years 2023 – 2025, which appears on page 42.



(1) The current non-CEO NEOs consist of Messrs. Friend, Leinwand, and Williams and Ms. Miller.

(2) Summary Compensation Table Compensation includes no value for PSP, which was earned at 0%.

(3) Realizable Pay includes no value for PSP, which was earned at 0%, or stock options, which had no intrinsic value as of May 31, 2025.

EXECUTIVE COMPENSATION GOVERNANCE PRACTICES

WHAT WE DO

✓ Base a majority of total compensation on performance and retention incentives

✓ Mitigate risk by using multiple performance periods and metrics, incentive payment caps, a clawback policy, and additional standalone clawback provisions

✓ Base incentive awards on clearly disclosed, objective performance goals

✓ Maintain robust stock ownership guidelines

✓ Vest stock-based awards over time to promote long-term performance and retention

✓ Provide only double-trigger change-in-control acceleration for stock-based awards

WHAT WE DON'T DO

✗ No dividend equivalents paid on PSUs or RSUs unless and until shares are earned

✗ No repricing of stock options

✗ No hedging transactions or short sales permitted

✗ No pension or supplemental executive retirement plan

✗ No tax gross-ups for perquisites, other than in accordance with our standard relocation policy

✗ No cash-based change-in-control benefits

✗ No excise tax gross-ups upon change of control

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

COMPENSATION OBJECTIVES AND STRUCTURE

Our executive compensation program is designed to attract and retain top-tier talent in a competitive marketplace and to maximize shareholder value by rewarding NEOs for strong Company performance. The program consists of direct compensation, with a focus on incentive compensation, and competitive benefits that are generally consistent with the benefits offered to our other U.S.-based employees.

We structure our executive compensation program in the context of our business strategy and talent plan. To foster teamwork and ensure internal pay equity, we utilize a segmented cohort approach that aligns compensation across certain executive roles. Cohort compensation levels are determined by holistically considering factors relating to our business, the competitive market for top-tier talent, and the applicable executives—including future potential, individual performance, market insights, succession planning, retention, and leadership continuity.

Our philosophy is to "pay for performance" in order to drive business results and maximize shareholder value. As a result, executive compensation is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program balances performance incentives, including by using multiple performance metrics and periods, and through a mixture of cash- and stock-based compensation elements. Stock-based compensation—which consists of PSUs, stock options, and RSUs—is also structured to pay for performance by linking the majority of each NEO's target total direct compensation directly to our stock price. The following charts illustrate the mix of components that make up fiscal 2025 target total annual direct compensation for our NEOs, excluding special transition and equity retention awards granted on a limited, one-time basis in connection with Mr. Hill's appointment as CEO, as described elsewhere in this proxy statement.

FISCAL 2025 TARGET TOTAL ANNUAL DIRECT COMPENSATION MIX



Current CEO

$2,325,000 (12% of total) RSUs

$5,425,000 (27% of total) Stock Options

$1,500,000 (8% of total) Base Salary

$3,000,000 (15% of total) PSP

$7,750,000 (39% of total) PSUs

Current Non-CEO NEOs*

$1,012,500 (11% of total) RSUs

$2,362,500 (26% of total) Stock Options

$1,125,500 (12% of total) Base Salary

$1,350,000 (15% of total) PSP

$3,375,000 (37% of total) PSUs

Incentive Compensation

- To prioritize pay for performance, incentive compensation constitutes 93% of target total annual direct compensation for our current CEO (88% for the other NEOs*).
- To emphasize long-term performance, annual long-term incentive awards constitute 84% of target total annual incentive compensation for our current CEO (85% for the other NEOs*).
- Long-term incentive awards are heavily weighted towards PSUs, which constitute 50% of annual stock awards for our current CEO and the other NEOs*.

*   *"Current Non-CEO NEOs" represents the average for Messrs. Friend, Leinwand, and Williams and Ms. Miller. It excludes Mr. Donahoe (who retired on January 31, 2025) and Mses. Matheson and O'Neill (each of whom retired from their role during fiscal 2025 and from the Company during fiscal 2026).*

As illustrated in the section below titled "Our Compensation Process", the Compensation Committee determines the target value and composition of the compensation package for each of our NEOs by considering multiple factors, including competitive data, individual and Company performance, evolving responsibilities, our cohort compensation approach, retaining top-tier talent in a highly competitive talent marketplace, and, for the compensation of each NEO other than our CEO, our CEO's recommendation. Target compensation amounts are reviewed annually and adjusted as the committee determines appropriate.

BASE SALARY

Base salary is a fixed element of compensation that serves to attract and retain top-tier talent. Generally, the Compensation Committee reviews and determines base salaries for our NEOs in June, with any adjustments becoming effective in August of the same year. The Compensation Committee set Mr. Hill's base salary to align with Mr. Donahoe's base salary in connection with Mr. Hill's appointment as President and CEO. The committee set Mr. Leinwand's base salary in connection with his appointment as Executive Vice President, Chief Legal Officer. Fiscal 2025 base salaries for each other NEO remained unchanged compared to fiscal 2024.

NAMED EXECUTIVE OFFICER	FISCAL 2025 BASE SALARY	% CHANGE
Elliott Hill	$1,500,000	N/A
Matthew Friend	$1,250,000	0%
Robert Leinwand	$900,000	N/A
Ann Miller	$1,100,000	N/A
Craig Williams	$1,250,000	0%
John Donahoe II	$1,500,000	0%
Monique Matheson	$1,100,000	N/A
Heidi O'Neill	$1,250,000	0%

ANNUAL CASH INCENTIVE

Annual cash incentive awards are paid to the NEOs under our PSP and are designed to reflect our "pay for performance" philosophy. For fiscal 2025, PSP awards were eligible to be earned between 0% and 200% of target based on Company performance during the fiscal year. The Compensation Committee retains discretion to adjust PSP metrics and award payouts based on individual or Company performance.

The Compensation Committee set the PSP target awards for Mr. Hill and Mr. Leinwand in connection with their appointment as President and CEO and Executive Vice President, Chief Legal Officer, respectively. The committee maintained fiscal 2025 PSP target awards for each other NEO at the same level as his or her fiscal 2024 PSP target award. Therefore, the fiscal 2025 PSP target awards were:

NAMED EXECUTIVE OFFICER	FISCAL 2025 PSP TARGET AWARD (% OF BASE SALARY)
Elliott Hill	200%
Matthew Friend	120%
Robert Leinwand	120%
Ann Miller	120%
Craig Williams	120%
John Donahoe II	200%
Monique Matheson	120%
Heidi O'Neill	120%

Consistent with the prior year, the committee maintained equal weighting for each metric (Adjusted Revenue and Adjusted EBIT) as well as a single, year-long performance period.

In setting the year-long performance goals for the PSP, the Compensation Committee sought to drive sustainable and profitable growth. The Compensation Committee recognizes that PSP target levels should reflect goals which are rigorous yet reasonable and considers market conditions and prior performance. Although we strive for year-over-year improvement in all areas of our business, fiscal 2025 PSP targets were set below fiscal 2024 target levels in light of the business environment that existed at that time. Accordingly, the Adjusted Revenue target goal represented a decrease of approximately 3% compared to actual fiscal 2024 revenue, with threshold and maximum goals set equidistant from the target goal to balance stretch and risk. The Adjusted EBIT target goal represented a decrease of approximately 8% compared to actual fiscal 2024 EBIT, with threshold and maximum goals set non-equidistant from the target goal; additional upside stretch was built into the maximum goal to incentivize exceptional performance. As described below, the applicable threshold performance levels for fiscal 2025 were not achieved.

For fiscal 2025, Adjusted Revenue of $46.4 billion corresponded to an earnout of 0% and Adjusted EBIT of $3.5 billion corresponded to an earnout of 0%. These earnouts were averaged together to calculate a PSP payout of 0% for all NEOs. The fiscal 2025 PSP performance goals and achievement levels are illustrated below.

FISCAL 2025 PERFORMANCE GOALS AND RESULTS

(Dollars in millions)



% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%	
Adjusted Revenue[1] (Weighted 50%)	$47,309	$49,799	$52,289	EARNOUT: 0%
ACTUAL ACHIEVEMENT: $46,350				
Adjusted EBIT[1] (Weighted 50%)	$5,430	$6,034	$6,939	EARNOUT: 0%
ACTUAL ACHIEVEMENT: $3,523				

FISCAL 2025 PSP PAYOUT	0%

(1) As described on page 31, each metric excluded the impact of certain non-operational events to help drive and reward organic growth.

LONG-TERM INCENTIVE

Long-term incentive compensation incentivizes and rewards long-term Company performance, aligns executives' interests with those of our shareholders, and promotes retention in a highly competitive talent marketplace. Therefore, this element of our executive compensation program forms the largest portion of our NEOs' direct compensation, constituting 78% of fiscal 2025 target total direct compensation for Mr. Hill on an annualized basis and 73% for each other current non-CEO NEO, excluding one-time sign-on and retention awards described elsewhere in this proxy statement.

Long-term incentive compensation consists of three components: PSUs, stock options, and RSUs, each granted under our SIP. In fiscal 2024, the Compensation Committee finished a multi-year evolution to increase the proportion of the total long-term incentive award delivered in the form of PSUs to 50%. Therefore, consistent with fiscal 2024, fiscal 2025 NEO awards were delivered 50% as PSUs, 35% as stock options, and 15% as RSUs.

LONG-TERM INCENTIVE AWARD MIX[1]



15% RSUs

35% Stock Options

50% PSUs

(1) Excludes one-time sign-on and retention awards described elsewhere in this proxy statement.

FISCAL 2025 AWARD GRANTS

The Compensation Committee determined the fiscal 2025 long-term incentive awards in June 2024. In setting the value of each long-term incentive award, the committee considered multiple factors, including individual and Company performance, evolving responsibilities, our cohort compensation approach, and retaining top-tier talent in a highly competitive talent marketplace.

In connection with the CEO transition, the Compensation Committee set the target value of the long-term incentive award for Mr. Hill at $15,500,000. The Compensation Committee considered Mr. Hill's target fiscal 2025 long-term incentive award to be competitive and within a reasonable range of market median. The committee set the target value for Mr. Leinwand's long-term incentive award in connection with his appointment as Executive Vice President, Chief Legal Officer. The target value and mix of long-term incentive awards for each other NEO remained unchanged compared to fiscal 2024. Therefore, the fiscal 2025 long-term incentive award target values were:

NAMED EXECUTIVE OFFICER	TOTAL FISCAL 2025 LONG-TERM INCENTIVE AWARD		TARGET PSUs (50%)	STOCK OPTIONS (35%)	RSUs (15%)
Elliott Hill[1]	$15,500,000	→	$7,750,000	$5,425,000	$2,325,000
Matthew Friend	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000
Robert Leinwand[2]	$5,500,000	→	$2,750,000	$1,925,000	$825,000
Ann Miller	$5,500,000	→	$2,750,000	$1,925,000	$825,000
Craig Williams	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000
John Donahoe II	$19,000,000	→	$9,500,000	$6,650,000	$2,850,000
Monique Matheson	$5,500,000	→	$2,750,000	$1,925,000	$825,000
Heidi O'Neill	$8,000,000	→	$4,000,000	$2,800,000	$1,200,000

(1) Given that Mr. Hill commenced employment after the awards for fiscal 2025 were granted to executive officers (including NEOs) in September 2024, Mr. Hill's fiscal 2025 long-term incentive awards were granted on his start date in October 2024. The share calculation methodology and vesting schedule for Mr. Hill's awards are the same as the September 1, 2024 annual equity grants to executive officers generally, but the exercise price of Mr. Hill's stock options is equal to the closing share price of the Company on the date of grant (as required per the terms and conditions of the SIP).

(2) Because Mr. Leinwand was promoted after the awards for fiscal 2025 were granted to executive officers (including NEOs) in September 2024, Mr. Leinwand's fiscal 2025 long-term incentive awards were granted in two parts. He received an initial annual grant on September 1, 2024 and a supplemental grant upon his promotion to achieve the total target long-term incentive awards set forth in this table. The share calculation methodology and vesting schedule for Mr. Leinwand's supplemental grant is the same as the September 1, 2024 annual equity grants to executive officers generally, but the exercise price of Mr. Leinwand's supplemental stock options is equal to the closing share price of the Company on the date of grant (as required per the terms and conditions of the SIP).

FISCAL 2025 EQUITY AWARD UPDATES

In the first fiscal quarter of 2025, the Compensation Committee reviewed our long-term incentive program under the SIP and determined to make the following changes to the Company's long-term incentive awards for grants made to all equity-eligible employees (including our NEOs), commencing with the fiscal 2025 award grants:

- Included retirement provisions in PSU and RSU awards (previously only included in stock option awards) and, in PSU, RSU and stock option awards, added protections for an involuntary termination of employment (other than due to death, total disability or cause) in lieu of provisions regarding treatment on a divestiture or reduction in force (with the prorated payment for PSUs based on actual performance), thus standardizing treatment both between award types and among all equity-eligible employees. These enhancements, described in more detail in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control", provide additional limited exceptions to the general rule that unvested equity awards are forfeited when an equity holder leaves the Company and, accordingly, further promote retention in a highly competitive talent marketplace.

- Extended the overall vesting period for RSUs granted to our NEOs from three years to four years to align with the vesting schedule used for grants to all equity-eligible employees and, accordingly, further promote retention and incentivize longer-term value creation.

- Streamlined "Normal Retirement" and "Early Retirement" provisions in stock option awards in order that a single set of terms and conditions will be applicable to a person becoming retirement eligible under their stock option awards going forward, as described in more detail in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control".

2025 – 2027 PSUs

PSUs align our NEOs' interests with those of our shareholders by motivating and rewarding achievement of long-term shareholder value and growth. PSU awards reflect our "pay for performance" philosophy: they are earned between 0% and 200% of target based on Company performance during a three-year performance period. For the PSUs granted in fiscal 2025, the Compensation Committee shifted the performance period for PSUs from our historical practice of using dates aligned with our fiscal year (June 1 through May 31) to a period aligned with the grant date for all equity-eligible employees (September 1 through August 31), while maintaining the overall length of the applicable performance period (three years).

In the first fiscal quarter of 2025, the Compensation Committee selected the metric, corresponding performance goals, and award terms for the fiscal 2025 – 2027 PSU awards. The committee will determine the earnout of the fiscal 2025 – 2027 PSU awards following the completion of the three-year performance period, and any PSUs that are earned will vest on September 1, 2027.

Consistent with the prior year's awards, the Compensation Committee selected Relative TSR as the metric for the fiscal 2025 – 2027 PSU awards and continued to target above-median performance as shown in the table below:

FISCAL 2025 – 2027 PERFORMANCE GOALS



% PAYOUT	THRESHOLD 25%	TARGET 100%	MAXIMUM 200%
Relative TSR[1]	25th percentile	55th percentile	85th percentile

(1) Relative TSR for fiscal years 2025, 2026, and 2027, calculated using the 20-trading day average stock price and assuming that dividends paid during the performance period are reinvested in the applicable company's stock.

PSUs will be earned at 100% of target if the Company's Relative TSR for the performance period is at the 55th percentile, and will be earned at 0% if the Company's Relative TSR for the performance period is below the 25th percentile. PSU earnout based on Relative TSR performance is subject to a cap of 100% of target if Absolute TSR for the performance period is negative. The Compensation Committee selected three-year Relative TSR as the performance metric because it is an objective and transparent measure of long-term shareholder value, especially in the context of a volatile market. Furthermore, the cap on payout if Absolute TSR is negative incentivizes NEOs to pursue long-term growth.

The fiscal 2025 – 2027 PSU awards also contain a People & Planet modifier designed to support our commitment to Purpose, which is a key component of our long-term strategy. If Relative TSR meets or exceeds the threshold performance goal, the People & Planet modifier permits the Compensation Committee to adjust the earnout upwards or downwards by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance with respect to employee engagement and inclusion, employee retention, and sustainability. Structuring the modifier as a holistic assessment ensures that the final earnout comprehensively balances these broad and disparate issues and appropriately reflects the spirit of our Purpose commitment.

The target number of PSUs granted to each NEO for fiscal 2025 was determined by dividing the NEO's target award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant (or, for Mr. Hill, whose fiscal 2025 long-term incentive awards were granted shortly following his start date in October 2024, and for Mr. Leinwand's supplemental award, granted in connection with his promotion in November 2024), the 20-trading day period ending on September 1, 2024, which was the date of the annual grant for equity-eligible employees generally). PSUs accumulate dividend equivalents that are paid only when, and to the extent, they vest.

To promote retention, the PSU awards generally provide that any unvested PSUs are forfeited if the NEO leaves the Company, with limited exceptions. Upon an involuntary termination of employment or retirement (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control"), the NEO will remain eligible to earn a prorated portion of any outstanding unvested PSUs based on actual performance for the performance period (any such earned prorated portion to be settled after the original scheduled vesting date).

STOCK OPTIONS

Stock options align our NEOs' interests with those of our shareholders by rewarding the achievement of upside potential, and they reflect our "pay for performance" philosophy by rewarding the NEOs only if the price of our Class B Stock appreciates.

The number of stock options granted to each NEO (excluding Mr. Hill and Mr. Leinwand) for fiscal 2025 was determined by dividing the NEO's award value by the Black-Scholes value (calculated based on a 20-day average stock price and the available five-year and seven-year interest rates) of a stock option on the date of grant. For Mr. Hill, whose fiscal 2025 long-term incentive awards were granted shortly following his start date in October 2024, and for Mr. Leinwand's supplemental award, granted in connection with his promotion in November 2024, the number of stock options granted was determined using the Black-Scholes value calculated for the 20-trading day period ending on September 1, 2024, which was the date of the annual grant for equity-eligible employees generally.

Options granted to the NEOs vest in equal annual installments over four years and have an exercise price equal to the closing market price of our stock on the date of grant (or the trading day immediately prior to the grant date, if the grant date is not a trading day). To promote retention, stock options generally provide that if a NEO leaves the Company, they forfeit any unvested stock options. Forfeiture is subject to a limited retirement provision designed to encourage executives to delay retirement, as well as partial accelerated vesting upon an involuntary termination of employment (each as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

RSUs

RSUs align our NEOs' interests with those of our shareholders by rewarding the achievement of long-term value creation, and they reflect our "pay for performance" philosophy because their value is directly tied to our Class B Stock price.

The number of RSUs granted to each NEO for fiscal 2025 was determined by dividing the NEO's award value by the average closing price of our Class B Stock for the 20-trading day period ending on the date of grant (or, for Mr. Hill, whose fiscal 2025 long-term incentive awards were granted shortly following his start date in October 2024, and for Mr. Leinwand's supplemental

award, granted in connection with his promotion in November 2024, the 20-trading day period ending on September 1, 2024, which was the date of the annual grant for equity-eligible employees generally). RSUs granted to the NEOs as part of long-term incentive compensation vest in equal annual installments over four years (with the exception of Mr. Hill's sign-on RSU award and RSUs granted prior to fiscal 2025, which vest over three years) and accumulate dividend equivalents that are paid only upon vesting. To promote retention, RSU awards generally provide that any unvested RSUs are forfeited if the NEO leaves the Company. Forfeiture is subject to partial accelerated vesting upon an involuntary termination of employment or retirement (as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

FISCAL 2023 AWARD RESULTS

As previously disclosed in our 2023 proxy statement, the fiscal 2023 – 2025 PSU awards granted in June 2022 were to be earned between 0% and 200% of target based on Relative TSR over a three-year performance period (subject to a payout cap of 100% if Absolute TSR was negative). In addition, if Relative TSR was achieved at or above the threshold performance goal, a People & Planet modifier would allow the award payout to be increased or decreased by up to 20 percentage points (subject to both the 200% maximum earnout and the 100% Absolute TSR cap) based on a holistic assessment of the Company's performance with respect to employee engagement and inclusion, leadership representation, and sustainability.

NIKE's Relative TSR for fiscal years 2023 – 2025 was at the 4th percentile, corresponding to an earnout of 0%. Relative TSR was calculated in comparison to the companies that were included in the S&P 500 as of May 31, 2025, using the 20-trading day average stock price and assuming that dividends paid during the performance period were reinvested in the applicable company's stock. Because Relative TSR was below the threshold performance goal, the People & Planet modifier was not applicable. Therefore, as illustrated below, the total payout for the fiscal 2023 – 2025 PSU awards was 0% for each of the NEOs.

FISCAL 2023 – 2025 PERFORMANCE RESULTS



FINANCIAL PERFORMANCE METRIC
% PAYOUT
THRESHOLD 25%
TARGET 100%
MAXIMUM 200%
Relative TSR
25th percentile
55th percentile
85th percentile
ACTUAL ACHIEVEMENT: 4th percentile
EARNOUT: 0%
PEOPLE & PLANET MODIFIER
-20%
0%
20%
The People & Planet modifier did not apply because Relative TSR performance was below the threshold performance level
MODIFIER: 0%
TOTAL PAYOUT
0%

TRANSITION AND EQUITY RETENTION AWARDS

In connection with the CEO transition, the Compensation Committee also made certain one-time grants to Mr. Hill, consisting of a one-time $4,000,000 cash payment (subject to clawback for two years commencing on Mr. Hill's appointment) and a one-time $3,000,000 sign-on RSU award under our SIP. These one-time CEO transition awards are intended to make Mr. Hill whole for a portion of compensation that he forfeited from his prior roles in connection with his appointment as NIKE's CEO and, with respect to the award of sign-on RSUs, immediately align Mr. Hill's incentives with the Company's ongoing and long-term success.

ONE-TIME CEO TRANSITION GRANTS FOR MR. HILL

One-Time Cash Award

- One-time $4,000,000 cash award granted to support a smooth and effective transition.

- Intended to make Mr. Hill whole for a portion of compensation forfeited from his prior roles in connection with his appointment as NIKE's CEO.

- Subject to recoupment upon certain triggering events, including if Mr. Hill voluntarily resigns within two years following his appointment as NIKE's CEO.

Sign-On RSU Award

- $3,000,000 sign-on RSU award that vests in equal installments over 3 years.

- Intended to make Mr. Hill whole for a portion of compensation forfeited from his prior roles in connection with his appointment as NIKE's CEO and to align Mr. Hill's incentives with the Company's ongoing and long-term success.

ONE-TIME EQUITY RETENTION AWARDS TO NON-CEO NEOs

After considering the need to support business and leadership continuity and to promote retention during this transitional period, the Compensation Committee also approved limited, one-time equity retention awards to our non-CEO NEOs (other than Mr. Leinwand, who was promoted into the role of Executive Vice President, Chief Legal Officer in November 2024) as illustrated in the table below. These retention awards cliff vest on September 18, 2026 and are earned 50% subject to continuous service through the scheduled vesting date, and 50% subject to continuous service through the scheduled vesting date and the achievement of a $100.00 stock price performance measure. For the stock price performance measure, target level achievement requires, as of any particular date prior to September 18, 2026, that the thirty (30)-consecutive trading day average price per share equal $100.00. Performance below target results in a 0% payout in respect of the stock price performance measure, and achievement at or above target results in a 100% payout in respect of the stock price performance measure.

NAMED EXECUTIVE OFFICER	TARGET GRANT VALUE – RETENTION EQUITY
Matthew Friend	$4,000,000
Robert Leinwand	—
Ann Miller	$3,000,000
Craig Williams	$6,000,000
Monique Matheson	$3,000,000
Heidi O'Neill	$6,000,000

The Compensation Committee selected a stock price performance metric as a means to incentivize senior management to drive sustainable and profitable growth, and because it is an objective and transparent measure of shareholder value. The Compensation Committee also determined that a portion of the retention awards should not be subject to any additional performance measure and vest (if at all) solely based on continued service, in order to balance promoting performance with long-term retention.

OTHER COMPENSATION

RETIREMENT PLANS

We maintain a U.S. tax qualified retirement savings plan—the 401(k) Plan—under which all eligible U.S. employees, including the NEOs, are able to make pre-tax and after-tax contributions from their cash compensation. We make annual matching contributions for all participants equal to 100% of their pre-tax contributions up to 5% of their total eligible compensation.

The Internal Revenue Code limits the amount of compensation that can be deferred under the 401(k) Plan, and also limits the amount of salary and annual cash incentive award ($345,000 for fiscal 2025) that may be taken into account when determining contributions under that plan. Accordingly, we provide our NEOs and other highly compensated employees with the opportunity to defer their compensation, including amounts in excess of the tax law limit, under our DCP. We do not match deferrals to the DCP. Balances in the DCP, including the balances of the NEOs, are unsecured and at-risk, meaning that the balances may be forfeited in the event of the Company's financial distress, such as bankruptcy.

Fiscal 2025 matching contributions to the NEOs under the 401(k) Plan are included in the All Other Compensation column in the Summary Compensation Table on page 42.

EMPLOYEE STOCK PURCHASE PLAN

Our Employee Stock Purchase Plan allows eligible employees in the United States and in many countries outside of the United States, including the NEOs, to purchase Class B Stock through payroll deductions at a 15% discount to the market price on the first or last trading day of the six-month purchase period, depending on which day the stock price was lower.

PERQUISITES AND OTHER BENEFITS

Our executive compensation program includes limited perquisites and other personal benefits for our NEOs, which generally consist of home security and financial planning services. Given the nature of our business, from time to time certain Company employees, including certain executive officers, may also receive Company product, event tickets, or travel benefits that are not generally offered to all employees.

Effective June 1, 2024, consistent with the recommendation of an outside security provider hired by the Company to perform a comprehensive security assessment with respect to the CEO, Mr. Hill is entitled to unlimited personal use of Company aircraft, which is intended to increase his security, availability, and productivity. The unreimbursed incremental cost of his use is disclosed in the Summary Compensation Table on page 42.

Through the date of his retirement, Mr. Donahoe remained entitled to enhanced charitable gift matching under our Employee Matching Gift Program—a program designed to encourage and support employees in giving back to our communities and creating positive change—with an executive contribution limit of $1,000,000 per calendar year and Company matching on a 4:1 basis. All other NEOs (including Mr. Hill) participate in our standard Employee Matching Gift Program applicable to employees generally, without enhancement. Our Employee Matching Gift Program does not match employee contributions that benefit the employee, including contributions to the employee's personal or family foundation or to a non-profit organization that is managed or led by, or provides compensation or assistance to, the employee or a member of their family.

We do not provide any tax gross-ups on perquisites to our executive officers, other than for qualified relocation expenses in accordance with our standard relocation policy. Greater detail about the perquisites and personal benefits provided to our NEOs in fiscal 2025 is provided in the footnotes to the Summary Compensation Table on page 42.

NON-COMPETITION AGREEMENTS

In exchange for non-competition agreements from each of our NEOs, we have agreed to provide monthly payments during the non-compete period following termination of employment, as described in the section below titled "Executive Compensation Tables—Potential Payments upon Termination or Change-in-Control". We believe that it is appropriate to compensate individuals to refrain from working with competitors following termination, and that compensation enhances the enforceability of such agreements.

OTHER EMPLOYMENT ARRANGEMENTS

Except as otherwise described below with respect to Messrs. Hill and Donahoe and Mses. O'Neill and Matheson, we do not have employment contracts with any of our NEOs, and all of our NEOs are employed at-will.

OFFER LETTER WITH MR. HILL

Mr. Hill's CEO compensation arrangements were designed to tie his pay to Company performance in support of NIKE's "pay for performance" philosophy and to align his long-term economic interests with those of our shareholders. Accordingly, in connection with his appointment as President and CEO, Mr. Hill entered into an offer letter with the Company on September 19, 2024, which provides for:

- a base salary of $1,500,000,

- a target annual bonus under the PSP of 200% of base salary (prorated for fiscal 2025 based on the Company's standard methodology, consistent with our practice for all bonus-eligible employees), subject to the achievement of performance goals, and

- an annual target long-term incentive award under the SIP of $15,500,000, which, for fiscal 2025, was granted in the form of PSUs (50%), stock options (35%), and RSUs (15%), consistent with the mix of fiscal 2025 long-term incentive awards granted to other executive officers.

In addition, in order to make him whole for certain forfeited compensation from his prior roles, Mr. Hill received one-time equity and cash awards, including a sign-on RSU award with a target grant value of $3,000,000, vesting one-third per year on each anniversary of the grant date, and a one-time cash award equal to $4,000,000, payable in connection with his commencement of employment. Under Mr. Hill's offer letter, if, within two years following his start date, Mr. Hill voluntarily resigns from employment with the Company or is unable to continue working for the Company as a result of being subject to a non-compete agreement that prohibits Mr. Hill from working for the Company, Mr. Hill will be required to repay the full amount of the one-time cash award.

Mr. Hill will be eligible to participate in the Company's employee benefit plans and programs applicable to senior executives of the Company generally, as may be in effect from time to time, including, without limitation, participation in the Company's Relocation Policy (generally, with recognition for his prior service with the Company) and charitable gift matching under our standard Employee Matching Gift Program applicable to employees generally.

As part of standard compensation and benefit arrangements for senior executives, Mr. Hill also entered into a non-competition agreement, as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

TRANSITION LETTER WITH MR. DONAHOE

In connection with the CEO transition, the Compensation Committee affirmed the treatment of Mr. Donahoe's separation in accordance with the terms of his existing arrangements. Accordingly, on September 19, 2024, Mr. Donahoe entered into a letter agreement pursuant to which he continued to serve as President and CEO until Mr. Hill's appointment. From the date of Mr. Hill's appointment through the date of Mr. Donahoe's retirement on January 31, 2025, Mr. Donahoe continued to serve the Company as an advisor, during which time his annual base salary and employee benefit plan eligibility remained unchanged. Upon his retirement, Mr. Donahoe forfeited his fiscal 2025 PSP award in accordance with its terms, and forfeited outstanding unvested equity awards in accordance with their terms, except as provided for by virtue of his retirement eligibility under the terms and conditions of our equity award agreements (as described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

LETTER AGREEMENT WITH MS. O'NEILL

In connection with the organizational changes announced by the Company on May 5, 2025, including the elimination of the President, Consumer, Product & Brand role, on May 2, 2025, Ms. O'Neill ceased serving as President, Consumer, Product & Brand. As described in the 8-K filed on May 5, 2025, in connection with the foregoing, on May 2, 2025, the Company and Ms. O'Neill entered into a letter agreement pursuant to which Ms. O'Neill will remain a full-time non-executive employee through her separation from the Company on September 5, 2025, during which time her annual base salary and employee benefit eligibility will remain unchanged. The letter agreement also confirms that, (i) upon her separation of employment from the Company, Ms. O'Neill will be retirement eligible and her separation will constitute an involuntary termination without cause (or, as applicable, as a result of a reduction in force) for purposes of her equity awards that are outstanding on such separation date, and (ii) the non-competition agreement by and between Ms. O'Neill and the Company will remain in full force and effect pursuant to its terms, and the applicable Restriction Period (as defined in the non-competition agreement) will commence on the date of her separation of employment from the Company, such that Ms. O'Neill will be eligible to receive the benefits payable under the non-competition agreement upon an involuntary termination of employment without cause (as described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control").

LETTER AGREEMENT WITH MS. MATHESON

On November 24, 2024, the Company entered into a letter agreement with Ms. Matheson pursuant to which, as of January 6, 2025, she retired as Executive Vice President, Chief Human Resources Officer and an officer of the company. Under the terms of this letter agreement, Ms. Matheson will remain a full-time non-executive employee through her retirement from the Company in fiscal 2026, during which time her annual base salary, PSP and employee benefit eligibility will remain unchanged. The letter agreement also confirms that the non-competition agreement by and between Ms. Matheson and the Company will remain in full force and effect pursuant to its terms, and the Company will enforce the applicable Restriction Period (as defined in the non-competition agreement) to the extent provided in the letter agreement, as described in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

OUR COMPENSATION PROCESS

COMPENSATION COMMITTEE

The Compensation Committee oversees our executive compensation program, including determining the value and composition of the compensation package for each of our executive officers and setting annual performance goals for the CEO. In addition to any special actions the Compensation Committee may take throughout the year, the committee generally acts with respect to compensation for our NEOs during the fiscal year as follows:


Q1
Finalize payouts for completed incentive awards
Review executive officer performance
Set CEO performance goals
Set salaries and PSP target awards, and grant stock awards, for executive officers
Set PSP and PSU metrics and goals
Q2
Review and update peer group for upcoming fiscal year (generally every other year)
Q4
Review and update executive compensation plan design and policies
Review Company performance and projected incentive award payouts

PEER GROUP

Given the competitive market for top-tier talent, the Compensation Committee uses a peer group based on certain factors and criteria outlined below to provide a reference for assessing executive compensation levels and practices. Based on the most recent review, Cisco Systems, Inc. was added to the peer group beginning with fiscal 2025, and American Express and Oracle Corporation were removed. Accordingly, the following peer group was considered for purposes of setting fiscal 2025 executive compensation:

Best Buy Company, Inc.	Microsoft Corporation	Starbucks Corporation
Cisco Systems, Inc.	Mondelez International, Inc.	Target Corporation
The Coca-Cola Company	Netflix, Inc.	TJX Companies
Kimberly-Clark Corporation	Pepsico, Inc.	Walmart Inc.
Lowe's Companies, Inc.	Procter & Gamble Company	The Walt Disney Company
McDonald's Corporation	Salesforce, Inc.	

The Compensation Committee reviews our compensation peer group periodically to determine the appropriate companies to include. In its review, the Compensation Committee considers companies based on the following factors and criteria:

- Publicly-traded, US-based companies, with revenues and market capitalization within a reasonable range of NIKE's revenue and market capitalization. At the time the committee approved the peer group, NIKE's revenue was at the 50th percentile of the peer group and NIKE's market capitalization was at the 43rd percentile of the peer group.

- Leading companies across retail, digital, and services spaces, with a focus on consumer products and having a top-tier brand value.
- Competitors for talent, aligned to NIKE's evolving business and talent strategies.
- Companies that list NIKE as a peer or are in NIKE's peer group as selected by a proxy advisory firm.

In addition to considering our peer group, the Compensation Committee also uses market survey data from third parties, including Aon, Willis Towers Watson, and Mercer, about a broader range of companies. The Compensation Committee generally does not set executive compensation at or near any particular percentile of peer group, or market, compensation. Instead, the committee considers compensation to be competitive if it is generally within a reasonable range of market median.

ROLE OF MANAGEMENT

The CEO makes compensation recommendations to, and participates in discussions with, the Compensation Committee regarding the compensation of each executive officer other than himself. In addition, our human resources staff regularly provides data, analysis, and recommendations to the committee regarding executive compensation.

The Compensation Committee meets regularly in executive session without the CEO or other management present to discuss our executive compensation program. Such executive sessions include discussions about, among other topics, the CEO's performance and compensation and the design and operation of our executive compensation plans.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the authority, in its sole discretion, to retain compensation consultants to assist the committee in overseeing our executive compensation program. The Compensation Committee chose not to retain any such consultants in fiscal 2025. However, in connection with the committee's analysis and decision-making regarding the fiscal 2025 executive compensation program, the Compensation Committee supplemented peer group data with information from surveys and reports containing competitive market data from Aon, Willis Towers Watson, and Mercer, which are obtained by our human resources staff.

OTHER COMPENSATION PRACTICES

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for executive officers that are designed to further align the interests of our executive officers with those of our shareholders. Under the guidelines, each executive officer is required to hold NIKE stock valued at the following multiple of their annual base salary:

POSITION	OWNERSHIP LEVEL	
Chief Executive Officer	▮▮▮▮▮▮	8X Base Salary
Other Executive Officers (including NEOs)	▮▮▮	3X Base Salary

New executive officers are required to attain these ownership levels within five years of their appointment. For purposes of calculating ownership, we exclude unvested PSUs that remain subject to performance-based vesting conditions as well as all stock options (whether vested or unvested). As of May 31, 2025, the CEO and each of our other executive officers, including each other NEO, has met or is on track to meet the applicable ownership guideline within the requisite period.

HEDGING AND PLEDGING

The Company's Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) prohibits directors, executive officers, and other designated insiders (based on seniority and department) from engaging in transactions involving hedging, monetization, or short sales of NIKE stock, including zero-cost collars and forward sale contracts. The policy also requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers the size of the pledge relative to the individual's other holdings, both direct and indirect, and NIKE's shares outstanding; the risk of foreclosure given the nature of the associated transaction; protections against the appearance of insider trading, including prohibitions on sales during trading blackouts; and the ability to timely report sales on Form 4.

CHANGE-IN-CONTROL PROVISIONS

PSP awards do not accelerate upon a change in control. PSU, stock option, and RSU awards are subject only to "double-trigger" accelerated change-in-control vesting, meaning that vesting is accelerated only if there is a change in control of the Company, and within the following two years, either the acquiring entity fails to assume the awards or the employee's employment is terminated by the acquirer without cause or by the employee for good reason. This double-trigger acceleration is intended to encourage executive retention through a period of uncertainty. The Compensation Committee believes that this approach will enhance shareholder value in the context of an acquisition and align executives' interests with those of investors. The effect of change-in-control transactions on stock-based awards is described further in the section below titled "Executive Compensation Tables—Potential Payments Upon Termination or Change-in-Control".

CLAWBACK

In December 2023, the Company adopted a revised clawback policy regarding accounting restatements in connection with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and corresponding NYSE listing standards. The clawback policy generally requires recoupment of erroneously awarded incentive-based compensation (including any compensation granted, earned, or vested wholly or in part upon the attainment of a financial reporting measure) received by current and former executive officers (as defined in Rule 10D-1 of the Exchange Act), including our NEOs, during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under U.S. federal securities laws.

In addition to the clawback policy, the Company maintains clawback provisions in the PSP and all of our equity award agreements (including all time-vesting equity awards) that generally permit recoupment in the event of the recipient's theft, embezzlement, fraud, breach of confidentiality or other applicable restrictive covenants, or material breach of contract.

RISK ASSESSMENT

At the Compensation Committee's request, management prepared an assessment of potential risks associated with the Company's fiscal 2025 compensation programs, including any risk that would be reasonably likely to have a material adverse effect on the Company. This included an assessment of risks associated with each element of executive compensation. The assessment considered certain design features of the compensation program that reduce the likelihood of excessive risk taking, such as reasonable performance targets, capped incentive compensation payouts, a balance of short- and long-term incentives, a balance of cash- and stock-based incentives, vesting of awards over time, and the potential for clawback of incentive compensation. In addition, for stock-based compensation, we have adopted stock ownership guidelines, provided for limited accelerated vesting of PSUs, stock options, and RSUs upon termination of employment, and provided for only double-trigger accelerated vesting of stock-based awards upon a change in control. The Compensation Committee reviewed the risk assessment and concluded that our compensation programs and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code generally places a $1 million limit on the amount of compensation a company can deduct in any one year for "covered employees". While the Compensation Committee seeks to preserve tax deductibility in developing and implementing our executive compensation program, the committee also believes that it is important to maintain flexibility in administering compensation programs in a manner designed to promote varying corporate goals and the interests of our shareholders. Accordingly, we have not adopted a policy that all compensation must qualify as deductible for tax purposes and retain the ability to provide compensation that may not qualify as deductible under Section 162(m).

TIMING OF DECISIONS

In accordance with Item 402(x) of Regulation S-K, we are providing information regarding our procedures related to the grant of stock option awards close in time to the release of material non-public information. Although we do not have a policy, practice or obligation that requires us to grant stock options (or other equity or equity-based awards) on specific dates, we have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, officers, and consultants.

Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from, among other things, trading in our securities while in possession of material non-public information. The trading restrictions set out in the Company's Insider Trading Policy expressly apply to any sale of stock purchased upon exercise of a stock option. We have also adopted a Blackout and Pre-clearance Policy (which supplements our Insider Trading Policy) designed to help prevent accidental violations of the law and to avoid even the appearance of trading on inside information. The Blackout and Pre-clearance Policy generally prohibits directors, executive officers, and other designated insiders from, among other things, trading in NIKE securities during the period beginning on the fifteenth day of the last month of each fiscal quarter and ending after the first full trading day following the public release of the Company's earnings for that quarter (and during event-specific blackouts). Moreover, the Blackout and Pre-clearance Policy requires directors and executive officers, along with members of their families and households, to obtain pre-approval from the Company's Chairman or CEO before pledging NIKE stock. Before any such approval is granted, the Company's Clearance Director considers, among other factors, protections against the appearance of insider trading, including prohibitions on sales during trading blackouts.

Neither our Board nor our Compensation Committee takes material non-public information into account when determining the timing of equity awards, nor do we time the disclosure of material non-public information for the purpose of affecting the value of executive compensation. The Compensation Committee determined in June 2024 to align the grant date for long-term incentive awards to executive officers (including NEOs) with the grant date for employees below the executive officer level. Accordingly, awards for fiscal 2025 were granted to executive officers (including NEOs, other than Mr. Hill and Mr. Leinwand's supplemental award) on September 1, 2024. We generally issue non-annual equity awards to our executive officers on a limited and infrequent basis, and not in accordance with any fixed schedule.

During fiscal 2025, there were no stock option awards granted to any NEO within four business days preceding the filing of any report on Forms 10-K, 10-Q, or 8-K that discloses material nonpublic information.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Compensation Committee:

- Timothy Cook, Chair
- Cathleen Benko
- Mónica Gil

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of each NEO for fiscal years 2025, 2024, and 2023 (as applicable).

NAME AND PRINCIPAL POSITION	YEAR	SALARY[1] ($)	BONUS[2] ($)	STOCK AWARDS[3] ($)	OPTION AWARDS[4] ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION[5] ($)	ALL OTHER COMPENSATION[6] ($)	TOTAL ($)
Elliott Hill President and Chief Executive Officer	2025	951,923	4,000,000	14,887,893	5,832,678	—	345,574	26,018,068
Matthew Friend Executive Vice President and Chief Financial Officer	2025	1,250,000	—	9,788,426	3,048,046	—	17,250	14,103,722
	2024	1,298,077	—	5,221,473	2,878,629	975,000	17,331	10,390,510
	2023	1,221,154	—	4,080,045	2,415,790	2,425,000	15,250	10,157,239
Robert Leinwand Executive Vice President, Chief Legal Officer	2025	795,749	—	3,875,030	2,162,574	—	21,128	6,854,481
Ann Miller Executive Vice President, Global Sports Marketing	2025	1,100,000	—	6,937,464	2,095,533	—	37,914	10,170,911
Craig Williams Executive Vice President, Chief Commercial Officer	2025	1,250,000	—	11,451,291	3,048,046	—	17,250	15,766,587
	2024	1,272,115	—	5,221,473	2,878,629	975,000	16,500	10,363,717
John Donahoe II Former President and Chief Executive Officer	2025	1,009,615	—	15,348,756	7,239,086	—	4,845,255	28,442,712
	2024	1,557,692	—	12,400,986	6,836,722	1,950,000	6,439,301	29,184,701
	2023	1,500,000	—	13,220,455	7,247,371	6,770,000	4,052,059	32,789,885
Monique Matheson Former Executive Vice President, Chief Human Resources Officer	2025	1,100,000	—	6,937,464	2,095,533	—	17,250	10,150,247
Heidi O'Neill Former President, Consumer, Product & Brand	2025	1,250,000	—	11,451,291	3,048,046	—	17,250	15,766,587
	2024	1,298,077	—	5,221,473	2,878,629	975,000	26,208	10,399,387
	2023	1,250,000	—	4,080,045	2,415,790	2,425,000	15,250	10,186,085

(1) Salary amounts for fiscal 2025 and 2023 reflect 26 bi-weekly pay periods, compared with 27 bi-weekly pay periods for fiscal 2024.

(2) Reflects the sign-on cash award granted to Mr. Hill in connection with his appointment as President and CEO.

(3) Represents the grant date fair value of RSU and PSU awards, in each case computed in accordance with accounting guidance applicable to stock-based compensation. For RSUs, the grant date fair value was computed based on the closing market price of our Class B Stock on the grant date. For PSUs, the grant date fair value was computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The assumptions made in determining the grant date fair value of PSUs under applicable accounting guidance are disclosed in footnote 5 of "Grants of Plan-Based Awards in Fiscal 2025". For fiscal 2025, the grant date fair value of the PSU awards that were granted as annual long-term incentive awards was: $9,609,352 for Mr. Hill, $5,212,730 for Messrs. Friend and Williams and Ms. O'Neill, $3,032,592 for Mr. Leinwand, $3,583,771 for Mses. Miller and Matheson, and $12,380,064 for Mr. Donahoe. Assuming that the maximum level of performance conditions is achieved, such PSU award values would be: $15,812,122 for Mr. Hill, $8,333,166 for Messrs. Friend and Williams and Ms. O'Neill, $5,474,789 for Mr. Leinwand, $5,729,083 for Mses. Miller and Matheson, and $19,791,000 for Mr. Donahoe.

(4) Represents the grant date fair value of options granted in the applicable fiscal year computed in accordance with accounting guidance applicable to stock-based compensation. The grant date fair value of the options was estimated using the Black-Scholes option pricing model. The assumptions made in determining the grant date fair value of options under applicable accounting guidance are disclosed in Note 9 of Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2025.

(5) Non-Equity Incentive Plan Compensation consists of the following:

NAME	Year	ANNUAL INCENTIVE COMPENSATION[a] ($)	LONG-TERM INCENTIVE COMPENSATION[b] ($)	TOTAL ($)
Elliott Hill	2025	—	—	—
Matthew Friend	2025	—	—	—
	2024	975,000	—	975,000
	2023	1,785,000	640,000	2,425,000
Robert Leinwand	2025	—	—	—
Ann Miller	2025	—	—	—
Craig Williams	2025	—	—	—
	2024	975,000	—	975,000
John Donahoe II	2025	—	—	—
	2024	1,950,000	—	1,950,000
	2023	3,570,000	3,200,000	6,770,000
Monique Matheson	2025	—	—	—
Heidi O'Neill	2025	—	—	—
	2024	975,000	—	975,000
	2023	1,785,000	640,000	2,425,000

(a) Amounts shown were earned for performance in the applicable fiscal year under our PSP.

(b) Amounts shown were earned for performance during the three-year period ending with the applicable fiscal year under the NIKE, Inc. Amended and Restated Long-term Incentive Plan ("LTIP"). Beginning with the fiscal 2022 – 2024 performance period, LTIP awards were replaced by PSUs.

(6) For fiscal 2025, includes Company matching contributions to the 401(k) Plan in the amount of $17,250 for Messrs. Friend, Leinwand, and Williams and Mses. Miller, Matheson, and O'Neill. The amount for Mr. Hill includes $243,649 in aggregate incremental cost to the Company for personal use of the Company's aircraft, $75,614 in relocation-related benefits, including $31,993 in tax gross-ups in accordance with our standard relocation policy, and the value of security services, spousal travel to and attendance at a Company-sponsored function, and Company-related merchandise. The amount for Ms. Miller also includes the value of financial advisory services, spousal travel to and attendance at a Company-sponsored function, and Company-related merchandise. The amount for Mr. Donahoe includes Company matching contributions to the 401(k) Plan in the amount of $7,508, $4,000,000 in charitable matching contributions made by the Company, $750,000 in accrued non-compete payments, and $87,747 in aggregate incremental cost to the Company for personal use of the Company's aircraft. The aggregate incremental cost for personal use of the Company's aircraft is determined based on the variable operating cost to the Company, including the cost of fuel, maintenance, crew travel expenses, landing fees, parking fees, in-flight food and beverage, and other smaller variable costs associated with each flight.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2025

The following table sets forth information concerning the performance-based annual cash incentive opportunities and PSUs, RSUs, and stock options granted to the NEOs in fiscal 2025.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED POSSIBLE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1] THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2] THRESHOLD (#)	TARGET (#)	MAXIMUM (#)	ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS[4] (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[5] ($)
Elliott Hill			562,500	2,250,000	4,500,000							
	10/14/2024	9/18/2024				24,222	96,888	193,776				9,609,352
	10/14/2024	9/18/2024							29,067			2,371,867
	10/14/2024	9/18/2024							35,621			2,906,674
	10/14/2024	9/18/2024								227,750	81.60	5,832,678
Matthew Friend			375,000	1,500,000	3,000,000							
	9/1/2024	6/25/2024				12,502	50,007	100,014				5,212,730
	9/1/2024	6/25/2024							15,002			1,249,967
	9/1/2024	6/25/2024								117,549	83.32	3,048,046
	9/18/2024	9/18/2024						49,110				3,325,729
Robert Leinwand			270,000	1,080,000	2,160,000							
	9/1/2024	7/16/2024				766	3,063	61,126				319,287
	9/1/2024	7/16/2024							6,126			510,418
	9/1/2024	7/16/2024								24,504	83.32	635,389
	11/25/2024	11/8/2024				7,830	31,317	62,634				2,713,305
	11/25/2024	11/8/2024							4,189			332,020
	11/25/2024	11/8/2024								60,244	79.26	1,527,185
Ann Miller			330,000	1,320,000	2,640,000							
	9/1/2024	6/25/2024				8,595	34,380	68,760				3,583,771
	9/1/2024	6/25/2024							10,314			859,362
	9/1/2024	6/25/2024								80,815	83.32	2,095,533
	9/18/2024	9/18/2024						36,833				2,484,331
Craig Williams			375,000	1,500,000	3,000,000							
	9/1/2024	6/25/2024				12,502	50,007	100,014				5,212,730
	9/1/2024	6/25/2024							15,002			1,249,967
	9/1/2024	6/25/2024								117,549	83.32	3,048,046
	9/18/2024	9/18/2024						73,665				4,988,594
John Donahoe II			750,000	3,000,000	6,000,000							
	9/1/2024	6/25/2024				29,692	118,765	237,530				12,380,064
	9/1/2024	6/25/2024							35,630			2,968,692
	9/1/2024	6/25/2024								279,178	83.32	7,239,086
Monique Matheson			330,000	1,320,000	2,640,000							
	9/1/2024	6/25/2024				8,595	34,380	68,760				3,583,771
	9/1/2024	6/25/2024							10,314			859,362
	9/1/2024	6/25/2024								80,815	83.32	2,095,533
	9/18/2024	9/18/2024						36,833				2,494,331
Heidi O'Neill			375,000	1,500,000	3,000,000							
	9/1/2024	6/25/2024				12,502	50,007	100,014				5,212,730
	9/1/2024	6/25/2024							15,002			1,249,967
	9/1/2024	6/25/2024								117,549	83.32	3,048,046
	9/18/2024	9/18/2024						73,665				4,988,594

(1) These amounts represent the potential performance-based annual cash incentive awards payable for performance during fiscal 2025 under our PSP. Under this plan, the Compensation Committee approved target awards for fiscal 2025 based on a percentage of the executive's salary as follows: Mr. Hill, 200%, prorated for fiscal 2025; Mr. Friend, 120%; Mr. Leinwand, 120%; Ms. Miller, 120%; Mr. Williams, 120%; Mr. Donahoe, 200%; Ms. Matheson, 120%; and Ms. O'Neill, 120%. Fiscal 2025 PSP awards were eligible to be earned between 0% and 200% of target based on Company performance on two equally-weighted metrics—Adjusted Revenue and Adjusted EBIT—during fiscal 2025. Actual award payouts earned in fiscal 2025 and paid in fiscal 2026 are shown in the Summary Compensation Table.

(2) These amounts represent grants of PSUs and one-time equity retention awards under the SIP. The PSUs are eligible to be earned between 0% and 200% of target based on Relative TSR between September 1, 2024 and August 31, 2027, subject to a cap of 100% of target if Absolute TSR for the performance period is negative. If Relative TSR is at or above the threshold performance goal, the Compensation Committee may adjust the earnout upwards or downwards by up to 20 percentage points based on a holistic assessment of the Company's performance during fiscal years 2025, 2026, and 2027 with respect to employee engagement and inclusion, employee retention, and sustainability. Earned PSUs will vest in September 2027 and are generally subject to continued employment through the vesting date. The one-time equity retention awards granted on September 18, 2024 will cliff vest on September 18, 2026 and are earned 50% subject to continuous service through the scheduled vesting date, and 50% subject to continuous service through the scheduled vesting date and the achievement of a $100.00 stock price performance measure. The portion of the award subject to the stock price performance measure will be earned at 100% if such performance measure is achieved or at 0% if such performance measure is not achieved. Vesting for PSUs and one-time equity retention awards will be accelerated in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". PSUs and one-time equity retention awards accumulate cash dividend equivalents that are paid only when, and to the extent, they vest.

(3) Amounts reported in this column represent grants of RSUs under the SIP. Mr. Hill's grant of 35,621 RSUs represents his sign-on RSU award which vests in three equal installments on the first three anniversaries of the grant date. All other RSUs vest in four equal installments on September 1 of 2025, 2026, 2027, and 2028. Vesting for all RSUs will be accelerated in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". All RSUs accumulate cash dividend equivalents that are only paid upon vesting.

(4) Amounts reported in this column represent stock options granted under the SIP which become exercisable in four equal installments on September 1 of 2025, 2026, 2027, and 2028. Options become exercisable in certain circumstances as described in the section below titled "Potential Payouts Upon Termination or Change-in-Control". Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(5) For stock awards, represents the grant date fair value of (a) RSUs based on the closing market price of our Class B Stock on the grant date and (b) PSUs based on a value of $67.72 – $104.24 per share computed using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date. The Monte Carlo simulation was performed using the remaining performance period of 2 – 3 years and assuming an expected volatility of 34.56% – 35.72% and risk-free interest rate of 3.54% – 4.12%. The expected volatility was based on an analysis of the historical volatility of the Class B Stock on the grant date for 2 – 3 years. The risk-free interest rate corresponding with the remaining performance period was calculated using the U.S. Treasury (constant maturity) risk-free rates in effect on the grant date for a 2- and 3-year period. For option awards, represents the grant date fair value of stock options granted based on a value of $25.35 – $25.93 per share, calculated using the Black-Scholes option pricing model. The assumptions made in determining option values are disclosed in Note 9 to Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended May 31, 2025. Stock and option award values were computed in accordance with accounting guidance applicable to stock-based compensation.

OUTSTANDING EQUITY AWARDS AT MAY 31, 2025

The following table sets forth information concerning outstanding stock options, PSUs, and RSUs held by the NEOs at May 31, 2025.

	OPTION AWARDS				STOCK AWARDS			
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Elliott Hill	—	227,750[4]	81.60	10/14/2034	64,688	3,919,446	24,222	1,467,611
Matthew Friend	23,000	—	57.87	7/15/2026				
	30,000	—	59.10	7/20/2027				
	35,000	—	77.54	8/1/2028				
	36,095	—	83.12	8/1/2029				
	77,197	—	97.61	8/1/2030				
	32,752	10,917[5]	167.51	8/1/2031				
	37,594	37,594[6]	114.30	8/1/2032				
	20,686	62,057[7]	109.40	8/1/2033				
	—	117,549[4]	83.32	9/1/2034	51,291	3,107,722	46,313	2,806,105
Robert Leinwand	11,000	—	57.87	7/15/2026				
	15,000	—	59.10	7/20/2027				
	19,770	—	82.20	9/1/2028				
	23,670	—	84.50	9/1/2029				
	30,760	—	97.61	8/1/2030				
	13,864	4,621[5]	167.51	8/1/2031				
	11,136	11,136[6]	114.30	8/1/2032				
	5,554	16,662[7]	109.40	8/1/2033				

NAME	OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISABLE OPTIONS (#)[1]	OPTION AWARDS: OPTION EXERCISE PRICE ($)	OPTION AWARDS: OPTION EXPIRATION DATE	STOCK AWARDS: NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	STOCK AWARDS: MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	STOCK AWARDS: EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[3]	STOCK AWARDS: EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
	—	24,504[8]	83.32	9/1/2034				
	—	60,244[4]	79.26	11/25/2034	27,732	1,680,282	9,522	576,938
Ann Miller	4,942	—	82.20	9/1/2028				
	11,834	—	84.50	9/1/2029				
	18,560	—	114.84	9/1/2030				
	8,850	2,950[5]	164.56	9/1/2031				
	32,224	32,223[6]	114.30	8/1/2032				
	14,222	42,664[7]	109.40	8/1/2033				
	—	80,815[4]	83.32	9/1/2034	37,533	2,274,124	33,375	2,022,191
Craig Williams	30,355	—	82.36	2/10/2029				
	36,095	—	83.12	8/1/2029				
	30,760	—	97.61	8/1/2030				
	23,565	7,855[5]	167.51	8/1/2031				
	18,932	18,932[6]	114.30	8/1/2032				
	20,686	62,057[7]	109.40	8/1/2033				
	—	117,549[4]	83.32	9/1/2034	75,222	4,557,701	58,590	3,549,968
John Donahoe II	236,843	—	102.16	1/31/2029				
	767,544	—	102.16	1/31/2029				
	239,575	—	97.61	1/31/2029				
	152,839	—	167.51	1/31/2029				
	225,564	—	114.30	1/31/2029				
	196,514	—	109.40	1/31/2029	—	—	3,300	199,947
Monique Matheson	20,000	—	77.54	8/1/2028				
	87,658	—	83.12	8/1/2029				
	77,197	—	97.61	8/1/2030				
	32,752	10,917[5]	167.51	8/1/2031				
	32,224	32,223[6]	114.30	8/1/2032				
	14,222	42,664[7]	109.40	8/1/2033				
	—	80,815[4]	83.32	9/1/2034	37,533	2,274,124	33,375	2,022,191
Heidi O'Neill	25,000	—	77.54	8/1/2028				
	61,360	—	83.12	8/1/2029				
	77,197	—	97.61	8/1/2030				
	38,211	12,736[5]	167.51	8/1/2031				
	37,594	37,594[6]	114.30	8/1/2032				
	20,686	62,057[7]	109.40	8/1/2033				
	—	117,549[4]	83.32	9/1/2034	63,569	3,851,646	58,590	3,549,968

(1) Stock options generally become exercisable in four equal installments on each of the first four anniversaries of the grant date.

(2) Reflects RSUs and one-time equity retention awards that vest as described in the table below. The retention awards granted in fiscal 2025 represent the portion of one-time equity retention awards that will be earned subject to continuous service through the scheduled vesting date. The PSUs for the fiscal 2023 – 2025 performance period that were scheduled to cliff vest on August 1, 2025 were earned at 0% based on three-year Relative TSR, and therefore no amount is shown.

NAME	FISCAL YEAR OF GRANT	NUMBER OF UNVESTED UNITS	VESTING SCHEDULE
Elliott Hill	2025	35,621	RSUs subject to three-year pro-rata vesting on 10/14/2025, 10/15/2026, and 10/15/2027
	2025	29,067	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
Matthew Friend	2025	15,002	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	24,555	One-time equity retention award will cliff vest on 09/18/2026
	2024	7,404	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	4,330	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Robert Leinwand	2025	4,189	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	6,126	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2024	2,468	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	13,712	RSUs subject to four-year pro-rata vesting; 100% of the remaining units vest on 2/10/2026
	2023	1,237	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Ann Miller	2025	10,314	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	18,417	One-time equity retention award will cliff vest on 09/18/2026
	2024	5,091	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	3,711	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Craig Williams	2025	15,002	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	36,833	One-time equity retention award will cliff vest on 09/18/2026
	2024	7,404	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	2,103	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
	2023	13,880	RSUs scheduled to vest in two equal tranches on 1/10/2024 and 7/10/2025; 100% of the remaining units vest on 7/10/2025
Monique Matheson	2025	10,314	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	18,417	One-time equity retention award will cliff vest on 09/18/2026
	2024	5,091	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	3,711	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025
Heidi O'Neill	2025	15,002	RSUs subject to four-year pro-rata vesting on 9/1/2025, 9/1/2026, 9/1/2027, and 9/1/2028
	2025	36,833	One-time equity retention award will cliff vest on 09/18/2026
	2024	7,404	RSUs subject to three-year pro-rata vesting; 50% of the remaining units vest on 8/1/2025 and 50% vest on 8/1/2026
	2023	4,330	RSUs subject to three-year pro-rata vesting; 100% of the remaining units vest on 8/1/2025

(3) Reflects PSUs and one-time equity retention awards that vest as described in the table below assuming performance (a) at the maximum level (100%) for the retention awards granted in fiscal 2025 and (b) at the threshold level (25%) for the PSUs. The retention awards granted in fiscal 2025 represent the portion of one-time equity retention awards that will be earned at 0% or 100% based on achievement of a $100.00 stock price performance measure. The PSUs for the fiscal 2025 – 2027 performance period will be earned between 0% and 200% based on Relative TSR between September 1, 2024 and August 31, 2027 and subject to the People & Planet modifier. The PSUs for the fiscal 2024 – 2026 performance period will be earned between 0% and 200% based on Relative TSR over the applicable three-year performance period and subject to the People & Planet modifier.

NAME	FISCAL YEAR OF GRANT / PERFORMANCE PERIOD	NUMBER OF UNEARNED, UNVESTED UNITS	VESTING SCHEDULE
Elliott Hill	2025 - 2027	24,222	Earned units will cliff vest on 9/1/2027
Matthew Friend	2025 - 2027	12,502	Earned units will cliff vest on 9/1/2027
	2025	24,555	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	9,256	Earned units will cliff vest on 8/1/2026
Robert Leinwand	2025 - 2027	7,830	Earned units will cliff vest on 9/1/2027
	2025 - 2027	766	Earned units will cliff vest on 9/1/2027
	2024 - 2026	926	Earned units will cliff vest on 8/1/2026
Ann Miller	2025 - 2027	8,595	Earned units will cliff vest on 9/1/2027
	2025	18,416	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	6,364	Earned units will cliff vest on 8/1/2026
Craig Williams	2025 - 2027	12,502	Earned units will cliff vest on 9/1/2027
	2025	36,832	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	9,256	Earned units will cliff vest on 8/1/2026
John Donahoe II	2025 - 2027	3,300	Earned units will cliff vest on 9/1/2027
Monique Matheson	2025 - 2027	8,595	Earned units will cliff vest on 9/1/2027
	2025	18,416	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	6,364	Earned units will cliff vest on 8/1/2026
Heidi O'Neill	2025 - 2027	12,502	Earned units will cliff vest on 9/1/2027
	2025	36,832	One-time equity retention award will cliff vest on 9/18/2026
	2024 - 2026	9,256	Earned units will cliff vest on 8/1/2026

(4) 25% of these options will vest on September 1, 2025, 25% will vest on September 1, 2026, 25% will vest on September 1, 2027, and 25% will vest on September 1, 2028.

(5) 100% of these options will vest on August 1, 2025.

(6) 50% of these options will vest on August 1, 2025 and 50% will vest on August 1, 2026.

(7) 33% of these options will vest on August 1, 2025, 33% will vest on August 1, 2026, and 33% will vest on August 1, 2027.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL 2025

The following table sets forth information concerning stock option exercises and vesting of RSUs during fiscal 2025 for each of the NEOs on an aggregated basis.

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)
Elliott Hill	—	—	—	—
Matthew Friend	—	—	25,567	2,197,791
Robert Leinwand	—	—	10,149	729,553
Ann Miller	—	—	7,172	526,992
Craig Williams	—	—	37,818	2,752,754
John Donahoe II	—	—	26,079	1,925,934
Monique Matheson	—	—	8,722	644,120
Heidi O'Neill	—	—	25,977	2,228,069

NON-QUALIFIED DEFERRED COMPENSATION IN FISCAL 2025

NAME	PLAN NAME	EXECUTIVE CONTRIBUTIONS IN FISCAL 2025[1]	AGGREGATE EARNINGS IN FISCAL 2025	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN FISCAL 2025	AGGREGATE BALANCE AT MAY, 31 2025[1]
Elliott Hill	DCP	$317,308	$697,985	$(822,916)	$9,463,259
Matthew Friend	DCP	—	$57,180	—	$737,708
Robert Leinwand	DCP	$528,427	$337,989	—	$4,175,485
Ann Miller	DCP	—	$2,266	—	$39,946
Craig Williams	DCP	$960,289	$184,520	—	$2,229,257
John Donahoe II	DCP	—	$77,327	—	$1,050,614
Monique Matheson	DCP	—	$1,004,910	—	$11,785,201
Heidi O'Neill	DCP	$195,000	$510,227	—	$6,582,382

(1)   All amounts reported in the Executive Contributions column are also included in amounts reported in the Summary Compensation Table. Of the amounts reported in the Aggregate Balance column, the following amounts have been reported in the Summary Compensation Tables in this proxy statement or in prior year proxy statements: Mr. Hill, $764,819 (Mr. Hill was an NEO in FY 2019-2020 and FY 2025); Mr. Friend, $9,503 (Mr. Friend has been an NEO since FY 2020); Mr. Leinwand, $528,427 (Mr. Leinwand has not previously been an NEO); Mr. Williams, $1,776,654 (Mr. Williams has been an NEO since FY 2024); Mr. Donahoe, $63,695 (Mr. Donahoe was an NEO from FY 2020 to FY 2025); Ms. Matheson, $617,417 (Ms. Matheson was an NEO in FY 2020 an FY 2025); and Ms. O'Neill, $1,855,906 (Ms. O'Neill has been an NEO since FY 2021).

NON-QUALIFIED DEFERRED COMPENSATION PLANS

The NEOs are eligible to participate in our DCP. Participants in the DCP may elect in advance to defer up to 75 percent of their annual base salary, and up to 100 percent of their bonus.

We may make annual profit sharing contributions to defined contribution retirement plans. The contributions are allocated among eligible employees based on a percentage of their total salary and bonus for the year. To the fullest extent permitted under Internal Revenue Code limitations, these contributions are made to employees' accounts under our qualified 401(k) Savings and Profit Sharing Plan. Contributions based on salary and bonus in excess of the tax law limit ($345,000 for fiscal 2025) are made as NIKE contributions under the DCP.

Amounts deferred under the DCP are credited to a participant's account under the DCP. Each participant may allocate his or her account among any combination of the investment options available under the DCP. Participants' accounts are adjusted to reflect the investment performance of the investment options selected by the participants. Participants can change the allocation of their account balances daily. The investment options available under the DCP consist of 18 mutual funds with a variety of investment objectives and five risk-based portfolios. The investment options had annual returns in fiscal 2025 ranging from 0.96% to 14.02%. Amounts credited to participants' accounts are invested by us in actual investments matching the investment options selected by the participants to ensure that we do not bear any investment risk related to participants' investment choices.

The table below lists the available investment options under the Deferred Compensation Plan and their annual return as of May 31, 2025.

NAME OF FUND	ANNUAL RATE OF RETURN AS OF MAY 31, 2025
Fidelity VIP Emerging Markets Initial	12.03%
Goldman Sachs VIT Government MMkt Instl	4.74%
Macquarie VIP Small Cap Value Series Svc	0.96%
MFS VIT II International Intrinsic Value Svc	14.02%
PIMCO VIT Real Return Ad	5.85%
Vanguard VIF Balanced	11.20%
Vanguard VIF Capital Growth	3.43%
Vanguard VIF Equity Income	10.01%
Vanguard VIF Equity Index	13.37%
Vanguard VIF Global Bond Index	5.66%
Vanguard VIF High Yield Bond Inv	8.69%
Vanguard VIF International Inv	11.80%
Vanguard VIF Mid Cap Index	12.12%
Vanguard VIF Real Estate Index	11.70%
Vanguard VIF Short Term Inv Grade I	6.85%

Vanguard VIF Small Company Growth	0.98%
Vanguard VIF Total Bond Market Index	5.30%
Vanguard VIF Total Intl Stk Mkt Idx	12.75%

The portion of a participant's account attributable to elective deferrals, including investment returns, is fully vested at all times. The portion of a participant's account attributable to NIKE contributions, including investment returns, is fully vested after the participant has been employed by us for five years. All of the NEOs are fully vested in their NIKE contributions.

Each time they elect to defer compensation, participants make an election regarding distribution of the compensation deferred under the election (as adjusted to reflect investment performance). A participant may elect for distribution to be made in a lump sum at the beginning of a predetermined year while the participant is still employed or in service (but no sooner than the fourth year after the year in which the distribution election is submitted). Alternatively, a participant may elect for distribution to be made in a lump sum or in quarterly installments over five, ten or fifteen years after termination of employment or service. Participants have limited rights to change their distribution elections. Participants may make a hardship withdrawal under certain circumstances. Subject to certain limitations, a participant may also at any time request to withdraw amounts from his or her account balance that were vested as of December 31, 2004 (and any subsequent investment returns on such amount). If such request is approved, the participant may withdraw 90% of the amount requested, and the remaining 10% will be permanently forfeited.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company does not maintain individual severance or change in control agreements with our NEOs, and, except as otherwise described above with respect to Mr. Hill in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements", we do not have employment contracts with any of our current NEOs, all of whom are employed at-will.

However, our NEOs, including our current NEOs, are entitled to payments and benefits in connection with certain termination events pursuant to the standard terms and conditions of our equity award agreements under the SIP, as described below under the section titled "Equity Award Agreements". In addition, we have non-competition agreements with each of our NEOs, pursuant to which our NEOs may be entitled to receive monthly payments during the applicable post-termination noncompetition period, as described below under the section titled "Non-competition Agreements". Each of our former NEOs is party to a letter agreement setting forth their entitlements under such equity award and non-competition agreements, as described in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements".

These payments and benefits for both our current and former NEOs are described further below and, as applicable, quantified in the table, under the section titled "Summary of Potential Payments". A glossary of certain defined terms applicable to these agreements is included at the end of this section.

EQUITY AWARD AGREEMENTS

TERMINATION TREATMENT

As of May 31, 2025, each NEO held stock options, RSUs, and PSUs under the SIP, as listed in the Outstanding Equity Awards table above. Each award is evidenced by an award agreement that sets forth the terms and conditions of the award and the effect of any termination event or a change in control on unvested awards. As discussed elsewhere in this proxy statement, the Compensation Committee approved changes to the payments and benefits triggered on certain employment terminations (other than in connection with a change in control) under the Company's stock option, RSU, and PSU award agreements, including with respect to long-term incentive award grants made to our NEOs, beginning with the fiscal 2025 grants. As a result, the effect of a termination event on outstanding stock option, RSU, and PSU awards varies according to whether the award was granted on or after the September 1, 2024 annual grant (the "Current Options" and "Current Stock Awards", as applicable) or prior to the September 1, 2024 annual grant (the "Prior Options" and "Prior Stock Awards", as applicable), as described in the award summaries below.

Stock Options

Death or Disability

Upon the death or disability of the holder:

- unvested options will vest, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original 10-year term.

Involuntary Termination without Cause

<u>Current Options</u>

If the holder experiences an "involuntary termination" of employment by the Company without cause, then subject to the holder signing a general waiver and release of claims:

- a prorated portion of outstanding unvested options will vest and become exercisable based on the number of months elapsed in the vesting period prior to the termination of employment (less amounts already vested) and the remainder will be forfeited, and
- vested options (including such accelerated options) will be exercisable for up to one year following termination of employment, but not beyond each option's original term.

<u>Prior Options (granted after fiscal 2020)</u>

Upon a termination of employment due to a "divestiture" or "reduction in force" that is not a change in control, then subject to the holder signing a general waiver and release of claims:

- options that are scheduled to vest within one year following the termination will vest, and become exercisable, and all other unvested options will be forfeited, and
- vested options will be exercisable for up to one year following termination of employment, but not beyond each option's original term.

If the holder's employment is involuntarily terminated by the Company without cause for any other reason:

- options that are unvested will be forfeited, and
- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

Retirement

<u>Current Options</u>

In the event of a holder's "involuntary termination" or voluntary resignation, in each case when the holder is "retirement eligible", the following treatment will apply, as applicable:

- Unvested options that have been outstanding for at least one year will vest and become exercisable, and vested options will be exercisable for four years following retirement, but not beyond each option's original term.
- The treatment of unvested options that have been outstanding for less than one year will vary based on the termination event:
  – If the holder voluntarily resigns when retirement eligible, then all such options will be forfeited, and vested options (if any) may be exercisable up to three months after the termination of employment, but not beyond each option's original term.
  – If instead the holder experiences an involuntary termination when retirement eligible, then a prorated portion of such options that are unvested will vest and become exercisable based on the number of months elapsed in the vesting period prior to the termination of employment and the remainder of such options will be forfeited, and vested options will be exercisable for up to one year following termination of employment.

<u>Prior Options</u>

If the holder's employment terminates because of the holder's "early retirement" or the holder is terminated as a result of a "divestiture" or "reduction in force" when eligible for "early retirement":

- unvested options will continue to vest according to the schedule specified in the agreement, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original term.

If the holder's employment terminates because of the holder's "normal retirement" or the holder is terminated as a result of a "divestiture" or "reduction in force" when eligible for "normal retirement":

- unvested options will vest, and such options, together with all other vested options, will be exercisable for up to four years following termination of employment, but not beyond each option's original term.

Other Termination Scenarios

<u>Current Options</u>

If the holder's employment is terminated due to a "prohibited act":

- vested but unexercised options and unvested options will terminate and be forfeited as of the termination of employment.

If instead the holder's employment is terminated due to a "performance failure" or for any other reason (other than "involuntary termination", death or disability, or retirement):

- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

<u>Prior Options</u>

If the holder's employment is terminated for "cause" (as defined in the SIP):

- vested but unexercised options and unvested options will terminate and be forfeited as of the termination of employment.

If instead the holder's employment is terminated without cause for any reason (other than death or disability, retirement, or "divestiture" or "reduction in force"):

- options that are vested at termination may be exercised for up to three months after the termination of employment, but not beyond each option's original term.

RSUs and PSUs

Death or Disability

Upon the death or disability of the holder unvested RSUs and PSUs will vest, with PSUs vesting at 100% of target.

Involuntary Termination without Cause or Retirement

<u>Current Stock Awards</u>

If the holder experiences an "involuntary termination" of employment or "retirement", then (subject to the holder signing a general waiver and release with respect to an involuntary termination that occurs when the holder is not retirement eligible):

- a prorated portion of outstanding unvested RSUs will immediately vest based on the number of months elapsed in the vesting period prior to the termination of employment (less amounts already vested) and the remainder will be forfeited, and
- the holder will be eligible to earn a prorated portion of the holder's outstanding unvested PSUs (excluding the one-time equity retention awards granted to certain of our NEOs in connection with the CEO transition, as discussed below) based on actual Company performance, with any such earned prorated portion to be determined and settled according to its original scheduled vesting date.

<u>Prior Stock Awards (granted after fiscal 2020)</u>

The Prior Stock Awards do not provide for retirement treatment. Upon a termination of employment due to a "divestiture" or "reduction in force" that is not a change in control, subject to the holder signing a general waiver and release of claims:

- RSUs and PSUs that are scheduled to vest within one year following the termination will vest, with PSUs vesting at 100% of target, and the remainder will be forfeited.

Equity Retention Awards

As discussed in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers— Transition and Equity Retention Awards—One-Time Equity Retention Awards to Non-CEO NEOs", in connection with the CEO transition, one-time equity retention awards were granted to our non-CEO NEOs (other than Mr. Leinwand, who was promoted into the role of Executive Vice President, Chief Legal Officer in November 2024) to support business and leadership continuity and to promote retention during this transitional period. Each such award has a component (50%) that vests subject to continuous service and a component (50%) that vests subject to continuous service and the achievement of a stock price performance measure. All such one-time equity retention awards will immediately vest upon the death or disability of the holder, with the component of such awards subject to a performance measure vesting at 100% of target. In addition, under the terms of these awards, if the holder's employment or service is involuntarily terminated other than due to death, total disability, or "cause" (which term has substantially the same meaning as under the Current Stock Awards), then subject to the holder signing a general waiver and release of claims:

- for the component of the award that is not subject to a performance measure, a prorated portion will vest based on the number of months elapsed in the vesting period prior to the termination of employment, and
- for the component of the award that is subject to a performance measure, a prorated portion based on the number of months elapsed in the vesting period prior to the termination of employment will vest if the applicable performance measure is achieved on or prior to the termination of employment.

The equity retention awards do not provide for retirement treatment.

CHANGE-IN-CONTROL TREATMENT

Unvested stock option, RSU, and PSU awards (including the one-time equity retention awards discussed above) are subject to accelerated vesting under the SIP upon the occurrence of two events (a "double-trigger"): there is a "change in control"; and the NEO's employment is terminated by us without "cause" or by the NEO for "good reason", in each case between the change in control (or shareholder approval of the change in control, if earlier) and the second anniversary of the change in control (a "Qualifying CIC Termination"). Stock options will be exercisable for four years following termination of employment, but not beyond each option's original term. PSUs, per the terms and conditions of the applicable award agreements, will vest at 100% of target. Accelerated vesting of stock options, RSUs, and PSUs will also occur if we are acquired and the acquiring company does not assume the outstanding options, RSUs, or PSUs.

NON-COMPETITION AGREEMENTS

CEO AGREEMENTS

We have a non-competition agreement with Mr. Hill that extends for 18 months following the termination of his employment with us. Under this agreement, if Mr. Hill's employment is terminated by us without "cause" (as defined in his agreement), then so long as the covenant is not waived, we will make monthly payments to Mr. Hill during the noncompetition period in an amount equal to one-twelfth of his then current Annual NIKE Income. The agreements provide further that if Mr. Hill voluntarily resigns, then so long as the covenant is not waived, we will make monthly payments to him during the noncompetition period in an amount equal to one-twenty-fourth of his then current Annual NIKE Income. However, in accordance with applicable tax laws, commencement of the above-described monthly payments will be delayed until after the six-month period following Mr. Hill's separation from service, and all payments that he would otherwise have received during that period will be paid in a lump sum promptly following the end of the period, together with interest at the prime rate. If employment is terminated without "cause" (as defined in his agreement) or if Mr. Hill voluntarily resigns, the parties may mutually agree to waive the covenant not to compete, and if employment is terminated for "cause", we may unilaterally waive the covenant. If the covenant is waived, we will not be required to make the payments described above for the months as to which the waiver applies.

We have a non-competition agreement with Mr. Donahoe with substantially identical terms and conditions as those applicable to Mr. Hill under Mr. Hill's agreement.

OTHER NEO AGREEMENTS

We have non-competition agreements with each of the other NEOs on generally the same terms as Messrs. Hill and Donahoe, except that the noncompetition period is one year (instead of 18 months), we may unilaterally waive the covenant in all cases (including a termination without "cause"), and the monthly payments are one-twelfth or one-twenty-fourth of the executive's then current annual salary (instead of their Annual NIKE Income).

SUMMARY OF POTENTIAL PAYMENTS

The following table shows the estimated benefits that would have been received by the NEOs (other than Mr. Donahoe, Ms. Matheson and Ms. O'Neill) in respect of their outstanding equity awards (including, as applicable, any one-time equity retention awards) and under their non-competition agreements upon certain types of termination of employment if the triggering event had occurred on May 30, 2025, when the closing price of our Class B Stock was $60.59 per share, assuming PSUs are earned at 100% of target. Mr. Donahoe's, Ms. Matheson's and Ms. O'Neill's actual benefits payable in connection with their departures are quantified separately below.

NAME	TYPE OF PAYMENT	QUALIFYING CIC TERMINATION[1]	DEATH OR DISABILITY	INVOLUNTARY TERMINATION WITHOUT CAUSE[2]	VOLUNTARY RESIGNATION[3]
Elliott Hill	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][6]	$ 9,789,890	$ 9,789,890	$ 1,856,175	$ 1,856,175
	Noncompete Payments[7]	$ —	$ —	$ 6,750,000	$ 3,375,000
	Total:	**$ 9,789,890**	**$ 9,789,890**	**$ 8,606,175**	**$ 5,231,175**
Matthew Friend	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][8]	$ 10,993,268	$ 10,993,268	$ 2,932,011	$ —
	Noncompete Payments[7]	$ —	$ —	$ 1,250,000	$ 625,000
	Total:	**$ 10,993,268**	**$ 10,993,268**	**$ 4,182,011**	**$ 625,000**
Robert Leinwand	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5]	$ 4,212,641	$ 3,381,831	$ 845,776	$ 471,148
	Noncompete Payments[7]	$ —	$ —	$ 900,000	$ 450,000
	Total:	**$ 4,212,641**	**$ 3,381,831**	**$ 1,745,776**	**$ 921,148**
Ann Miller	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][8]	$ 7,858,705	$ 7,858,705	$ 2,161,548	$ —
	Noncompete Payments[7]	$ —	$ —	$ 1,100,000	$ 550,000
	Total:	**$ 7,858,705**	**$ 7,858,705**	**$ 3,261,548**	**$ 550,000**
Craig Williams	Value of Stock Options[4]	$ —	$ —	$ —	$ —
	Value of PSUs/RSUs[5][8]	$ 12,456,153	$ 12,456,153	$ 3,155,103	$ 824,872
	Noncompete Payments[7]	$ —	$ —	$ 1,250,000	$ 625,000
	Total:	**$ 12,456,153**	**$ 12,456,153**	**$ 4,405,103**	**$ 1,449,872**

(1) Assumes a termination of employment by NIKE without "cause" or by the NEO for "good reason" (in each case, as defined in the SIP or applicable award agreement) on or prior to the second anniversary of a change in control.

(2) Assumes an involuntary termination of employment without cause (that, for purposes of the Current Options, is not the result of "performance failures" or "prohibited acts") and due to a "divestiture" or "reduction in force" (as defined in the Prior Options and Prior Stock Awards). Upon an involuntary termination of employment without cause that is not a "divestiture" or "reduction in force", the NEOs would be entitled to the following amounts in aggregate: Mr. Hill, $1,856,175; Mr. Friend, $1,320,801; Mr. Leinwand, $471,148; Ms. Miller, $939,024; and Mr. Williams, $1,568,796. As of May 31, 2025, Mr. Hill is eligible for retirement vesting under his equity awards; Mr. Williams is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; Mr. Leinwand is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; and Mr. Friend and Ms. Miller are not eligible for retirement vesting under any of their equity awards because neither Mr. Friend nor Ms. Miller has reached age 55.

(3) Includes, for NEOs who are retirement eligible, as applicable, the value of the unvested stock options held by each NEO as of May 31, 2025 that would have continued to vest if the NEO had retired on that date. As of May 31, 2025, Mr. Hill is eligible for retirement vesting under his equity awards; Mr. Williams is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; Mr. Leinwand is eligible for retirement vesting (including, as applicable, "early retirement" vesting) under his equity awards; and Mr. Friend and Ms. Miller are not eligible for retirement vesting under any of their equity awards because neither Mr. Friend nor Ms. Miller has reached age 55.

(4) Information regarding outstanding unvested stock options held by each NEO is set forth in the Outstanding Equity Awards table above. No amounts are shown in the table above because the applicable unvested stock options have no intrinsic value at the per share closing price of our Class B Stock on May 31, 2025.

(5) Information regarding unvested RSUs and PSUs held by each NEO is set forth in the Outstanding Equity Awards table above.

(6) Includes the accelerated vesting of Mr. Hill's one-time RSU award, as discussed under the sections above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Long-Term Incentive—Transition and Equity Retention Awards—One-Time CEO Transition Grants for Mr. Hill" and "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements—Offer Letter with Mr. Hill".

(7) Represents the estimated aggregate potential benefits that each NEO would have been entitled to receive under his or her respective non-competition agreement had such NEO been terminated by us without "cause" or voluntarily resigned, in each case, on May 31, 2025, assuming the applicable covenants are not waived by us. No amounts are shown in the Qualifying CIC Termination column because the non-competition agreements do not provide for enhanced benefits in the event of a qualifying termination following a change in control; rather, in such event, the aggregate potential benefits that each NEO would be entitled to receive will be as shown under either the Involuntary Termination without Cause column or the Voluntary Resignation column, as applicable. The restriction period under the non-competition agreement with Mr. Hill is 18 months; the restriction period under the non-competition agreements with Mr. Friend, Mr. Leinwand, Ms. Miller, and Mr. Williams is 12 months. The monthly payment amount that would become due to each of the NEOs for the duration of the applicable restriction period, assuming the applicable covenants are not waived by us or breached by the NEO, is as follows: assuming a termination by us without "cause": Mr. Hill, $375,000; Mr. Friend, $104,167; Mr. Leinwand, $75,000; Ms. Miller, $91,667; and Mr. Williams, $104,167; and assuming a voluntary termination of employment: Mr. Hill, $187,500; Mr. Friend, $52,083; Mr. Leinwand, $37,500; Ms. Miller, $45,833; and Mr. Williams, $52,083.

(8) Includes the accelerated vesting of certain one-time equity retention awards, as discussed under the section above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Long-Term Incentive—Transition and Equity Retention Awards—One-Time Equity Retention Awards to Non-CEO NEOs". These awards do not provide for retirement treatment.

MR. DONAHOE

As discussed above in the section titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Other Employment Arrangements", in connection with the CEO transition, Mr. Donahoe entered into a letter agreement pursuant to which, from the date of Mr. Hill's appointment through the date of Mr. Donahoe's retirement on January 31, 2025, Mr. Donahoe's annual base salary and employee benefit plan eligibility remained unchanged. Mr. Donahoe's outstanding equity awards continued to vest in accordance with their terms through his retirement on January 31, 2025.

Upon his retirement, Mr. Donahoe forfeited outstanding unvested equity awards in accordance with their terms, except as provided for by virtue of his retirement eligibility under the terms and conditions of our equity award agreements. The value of the portion of Mr. Donahoe's outstanding equity awards that accelerated and vested and/or remained eligible to be earned upon his retirement on January 31, 2025, using the closing price of our Class B Stock on such date ($76.90 per share) is $1,243,242 (assuming PSUs are earned at 100% of target).

The restriction period under the non-competition agreement with Mr. Donahoe is 18 months commencing on the date of his retirement on January 31, 2025. Accordingly, Mr. Donahoe has been and will remain entitled to receive, through expiration of the restriction period, the benefits payable under his agreement upon a voluntary termination of employment, equal to approximately $187,500 each month (subject to a six-month delay in accordance with applicable tax laws, as described above).

MS. O'NEILL

In connection with the organizational changes announced by the Company on May 5, 2025, Ms. O'Neill ceased to serve as the Company's President of Consumer, Product, and Brand and as an executive officer of the Company, in each case, effective as of May 2, 2025. As described in the 8-K filed on May 5, 2025, Ms. O'Neill entered into a letter agreement pursuant to which Ms. O'Neill's annual base salary and employee benefit eligibility will remain unchanged through the date of her separation of employment from the Company on September 5, 2025. Ms. O'Neill's outstanding equity awards will continue to vest in accordance with their terms through her departure.

Ms. O'Neill is retirement eligible (including, as applicable, "normal retirement" eligible), and her separation of employment from the Company will constitute an involuntary termination without cause (or, as applicable, as a result of a reduction in force) for purposes of her equity awards that are outstanding on such date. The value of the portion of Ms. O'Neill's outstanding equity awards that will accelerate and vest and/or remain eligible to be earned upon her departure on September 5, 2025, using the closing price of our Class B Stock on May 30, 2025 ($60.59 per share) is $4,593,449 (assuming PSUs are earned at 100% of target).

The restriction period under the non-competition agreement with Ms. O'Neill is 12 months commencing on her departure. Accordingly, Ms. O'Neill will be entitled to receive, through expiration of the restriction period, the benefits payable under her agreement upon an involuntary termination of employment without cause, equal to approximately $104,167 each month.

MS. MATHESON

Ms. Matheson retired as the Company's EVP, Chief Human Resources Officer and as an executive officer of the Company, in each case, effective as of January 6, 2025. Ms. Matheson entered into a letter agreement pursuant to which Ms. Matheson's annual base salary, bonus and employee benefit eligibility will remain unchanged through the date of her retirement from the Company (which will occur in fiscal 2026), and Ms. Matheson's outstanding equity awards will continue to vest in accordance with their terms through her retirement from the Company on such date.

Ms. Matheson is retirement eligible (including, as applicable, "early retirement" eligible). Accordingly, as of the date of her retirement from the Company, Ms. Matheson will forfeit outstanding unvested equity awards in accordance with their terms, except as provided for by virtue of her retirement eligibility under the terms and conditions of our equity award agreements. The value of the portion of Ms. Matheson's outstanding equity awards that will accelerate and vest and/or remain eligible to be earned upon her retirement in fiscal 2026, using the closing price of our Class B Stock on May 30, 2025 ($60.59 per share) is $694,361 (assuming PSUs are earned at 100% of target).

Ms. Matheson's letter agreement confirms that the Company will enforce the restriction period under her non-competition agreement as of the date of Ms. Matheson's retirement and for four months thereafter. Ms. Matheson will be entitled to receive, through expiration of such four-month restriction period, the benefits payable under her agreement upon a voluntary termination of employment, equal to approximately $45,833 each month.

Key Defined Terms – Potential Payments Upon Termination or Change-In-Control

TERM	PLAN / AGREEMENT	MEANING
Annual NIKE Income	Non-competition agreements (Messrs. Hill and Donahoe only)	The sum of current annual salary plus target PSP award.
Cause	SIP	For purposes of the stock option, RSU, and PSU awards, in connection with a "change in control", "cause" has the meaning ascribed to it under the SIP and generally includes: • willful and continued failure to substantially perform assigned duties; and • willful engagement in illegal conduct materially injurious to us.
Cause	Current Stock Awards	For purposes of the termination treatment applicable to our Current Stock Awards (other than in connection with a change in control), "cause" generally includes: • failure to substantially perform assigned duties; • commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; • breach of any material Company policy or code of conduct; or • involvement in activities that violate Company policy and could be detrimental to or reflect unfavorably upon the Company.
Change in Control	SIP	For purposes of the stock option, RSU, and PSU awards, "change in control" has the meaning ascribed to it under the SIP and is generally defined to include: • the acquisition by any "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) of more than 50% of our outstanding Class A Stock or, if the Class A Stock no longer elects a majority of directors, the acquisition by any person or group of 30% or more of our total outstanding Common Stock; • the nomination (and subsequent election) in a two-year period of a majority of our directors by persons other than the incumbent directors; • a sale of all or substantially all of our assets; and • an acquisition of NIKE through a merger, consolidation, or share exchange, as a result of which the holders of our outstanding Common Stock no longer hold at least 50% of the combined voting power of the surviving corporation (or a parent of the surviving corporation).
Divestiture	Prior Options; Prior Stock Awards	Generally means the sale, closing, or other disposition of a subsidiary, division, business unit, or other organizational unit.
Early retirement	Prior Options	Generally means achieving age 55 with at least 5 years of service.

Good Reason	SIP	For purposes of the stock option, RSU, and PSU awards, in connection with a "change in control", "good reason" generally includes: • a material diminution in position or duties; • a salary reduction or material reduction in other benefits; and • a home office relocation of over 50 miles.
Involuntary termination	Current Options	Generally defined to include any involuntary termination of employment or service by the Company, other than due to "performance failures" or "prohibited acts", death, or total disability.
Involuntary termination	Current Stock Awards	Generally defined to include any involuntary termination of employment or service by the Company, other than due to death, total disability, or "cause".
Normal retirement	Prior Options	Generally means achieving age 60 with at least 5 years of service.
Performance Failure	Current Options	Generally defined to include failure to substantially perform assigned duties.
Prohibited Act	Current Options	Generally defined to include: • commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; • breach of any material Company policy or code of conduct; or • involvement in activities that violate Company policy and could be detrimental to or reflect unfavorably upon the Company.
Reduction in force	Prior Options; Prior Stock Awards	Generally means a decrease in the number of positions at the Company due to reasons of economy or reorganization for efficiency or redesign (in each case, as designated by the Compensation Committee).
Retirement	Current Stock Awards	Generally means a participant's "involuntary termination" or voluntary resignation, in each case when (i) the participant's age is at least 55 years and (ii) the participant has at least 5 full years of service with the Company.
Retirement eligible	Current Options	Generally means (i) the participant's age is at least 55 years and (ii) the participant has at least 5 full years of service with the Company.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information regarding outstanding awards and shares available for future issuance under equity compensation plans approved by shareholders and equity compensation plans that were not approved by shareholders as of May 31, 2025. The table does not reflect issuances made during fiscal 2026.

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	85,761,864 [2]	$97.99	77,773,144 [3]
Equity compensation plans not approved by shareholders	—	$0.00	1,593,476 [4]
Total	85,761,864	$97.99	79,366,620

(1) *Weighted-average exercise prices do not reflect the shares that will be used upon the payment of outstanding awards of RSUs and PSUs.*

(2) *Consists of 85,761,864 shares subject to awards of options, RSUs, PSUs (based on performance at the target level of 100%), and stock appreciation rights outstanding under the SIP.*

(3) *Includes 69,821,064 shares available for future issuance under the SIP and 7,952,080 shares available for future issuance under the Employee Stock Purchase Plan.*

(4) *Consists of 1,593,476 shares available for future issuance under the Foreign Subsidiary Employee Stock Purchase Plan, pursuant to which shares are offered and sold to employees of selected non-U.S. subsidiaries of the Company on substantially the same terms as those offered to U.S. employees under the shareholder-approved Employee Stock Purchase Plan as described in the section above titled "Compensation Discussion and Analysis—Compensation of our Named Executive Officers—Other Compensation—Employee Stock Purchase Plan".*

CEO PAY RATIO

NIKE's pay and benefits are designed to be competitive and equitable, meet the needs of our global teammates, and reinforce our values. We pay for performance and impact by linking incentive pay to Company performance and seek to invest in positive experiences that have the greatest impact on the engagement and well-being of our employees. The executive compensation program is highly incentive-based and weighted towards long-term awards to emphasize long-term performance and support retention. Our executive compensation program is designed to attract and retain top-tier talent in a competitive market and to "pay for performance" in order to drive business results and maximize shareholder value.

For fiscal 2025, our last completed fiscal year:

- The employee identified at the median of all NIKE employees (other than our CEO) was a retail employee in the United Kingdom;
- The annual total compensation of the median employee was $48,723, based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K); and
- The annualized total compensation of our CEO, Mr. Hill, was $26,566,145, as described below.

NIKE had two individuals serve as CEO during fiscal 2025. For purposes of calculating the CEO pay ratio, we annualized the base salary and cash incentive award under the PSP of our current CEO, Mr. Hill, who began serving in the role on October 14, 2024, and we included all other components of his compensation in the same amounts as disclosed in the Summary Compensation Table. Mr. Hill's annualized base salary was $1,500,000 (representing his fiscal 2025 base salary as CEO), and his annualized PSP award was $0 (representing the value of Mr. Hill's fiscal 2025 PSP award assuming his fiscal 2025 PSP target opportunity and fiscal 2025 base salary as CEO and applying his actual fiscal 2025 PSP award payout percentage of 0% of target). Accordingly, Mr. Hill's annualized total compensation for the purposes of this calculation was $26,566,145.

Based on this information, the estimated ratio of the annualized total compensation of our CEO to the median annual total compensation of all other NIKE employees was 545 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

Consistent with our past practice, we used the first business day in May as the date to determine the median employee. This year, the first business day in May was May 1, 2025. At that time, we had approximately 76,600 employees globally. Of those employees, approximately 73% were full-time, 53% were in retail jobs, and 49% were located in the United States.

To identify our median employee from our global employee population, we calculated annual compensation for fiscal 2025 based on base salary or hourly wages, as applicable. For the majority of our employees, base salary or hourly wages comprise the majority of their compensation. To determine wages for hourly employees, we used each individual's pay rate and estimated scheduled hours in the applicable Human Resources system of record. Compensation for permanent employees hired during the fiscal year was annualized, and compensation for non-U.S. employees was converted into U.S. dollars using the applicable currency conversion rate as reported in the Human Resources system of record for the median employee determination date.

If this consistently applied compensation methodology yielded a median employee who, during fiscal 2025, (1) was on a leave of absence that significantly impacted total pay during the year, or (2) was an hourly employee who worked significantly more or significantly fewer hours than their scheduled hours, that individual was excluded. If this consistently applied compensation methodology yielded two or more employees, we selected one.

As permitted under SEC rules, we changed our methodology from prior fiscal years, when we (1) excluded non-U.S. employees accounting for 5% or less of our total employee population (commonly referred to as the de minimis exemption) and (2) after determining the annual compensation for the remainder of our employee population, selected a median employee from a subset of approximately 100 employees representing the potential median employee population, based on the Summary Compensation Table rules used for our Named Executive Officers (in accordance with Item 402(c)(2)(x) of Regulation S-K). We made the changes in methodology described above in order to streamline our median employee identification process and better reflect NIKE's organizational structure.

PAY VERSUS PERFORMANCE

This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect how the Compensation Committee evaluates compensation decisions in light of Company or individual performance. The Compensation Committee did not consider the pay versus performance disclosure below in making its compensation decisions for any of the fiscal years shown. For discussion of how the Compensation Committee seeks to align pay with performance when making compensation decisions, please review the section above titled "Compensation Discussion and Analysis".

PAY VERSUS PERFORMANCE TABLE

The following table sets forth compensation information of our CEO and our non-CEO NEOs and Company performance for the fiscal years listed below, in accordance with Item 402(v) of Regulation S-K.

YEAR	SUMMARY COMPENSATION TABLE FOR MR.HILL[1][2]	COMPENSATION ACTUALLY PAID TO MR. HILL[1][3][4]	SUMMARY COMPENSATION TABLE TOTAL FOR MR. DONAHOE[1][5]	COMPENSATION ACTUALLY PAID TO MR. DONAHOE[1][4][6]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOs[1][7]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOs[1][4][8]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON		NET INCOME[10] (IN MILLIONS)	ADJUSTED REVENUE[11] (IN MILLIONS)
							TOTAL SHAREHOLDER RETURN[9]	PEER GROUP TOTAL SHAREHOLDER RETURN[9]		
2025	$26,018,068	$17,010,238	$28,442,712	$(10,924,243)	$12,135,422	$2,798,172	$65.09	$81.16	$3,201	$46,350
2024	—	—	$29,184,701	$13,158,408	$9,804,553	$5,812,537	$100.23	$124.83	$5,700	$51,656
2023	—	—	$32,789,885	$29,391,856	$10,117,055	$7,259,680	$109.51	$116.84	$5,070	$52,593
2022	—	—	$28,838,060	$19,617,425	$9,185,111	$7,482,733	$122.26	$120.40	$6,046	$47,406
2021	—	—	$32,920,708	$77,444,844	$17,107,315	$28,986,814	$139.58	$141.30	$5,727	$43,769

(1) The following NEOs are included in the table above:

YEAR	CEO	Non-CEO NEOs
2025	Elliott Hill, John Donahoe II	Matthew Friend, Robert Leinwand, Ann Miller, Craig Williams, Monique Matheson, and Heidi O'Neill
2024	John Donahoe II	Matthew Friend, Heidi O'Neill, Mark Parker, and Craig Williams
2023	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker
2022	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker
2021	John Donahoe II	Matthew Friend, Andrew Campion, Heidi O'Neill, and Mark Parker

(2) Represents the amount of total compensation reported for our CEO, Mr. Hill, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(3) The dollar amounts reported in the "Compensation Actually Paid to Mr. Hill" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by Mr. Hill. These amounts reflect the amount set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2025
Summary Compensation Table ("SCT") total for Mr. Hill	**$26,018,068**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$14,887,893
Deduction for amounts reported under the "Option Awards" column in the SCT	$5,832,678
Total deductions from SCT	$20,720,571
Year end fair value of equity awards	$11,583,480
Value of dividends on stock awards	$129,261
Total adjustments	$11,712,740
Compensation actually paid	**$17,010,238**

(4) Equity awards included in these amounts are calculated using the following equity valuations: Stock option grant date fair values are calculated based on the Black-Scholes option pricing model as of the grant date; adjustments have been made using stock option fair values as of each measurement date using the stock price as of the measurement date and updated assumptions (i.e., term, volatility, dividend yield, risk free rates) as of the measurement date. PSU grant date fair values are calculated using a Monte Carlo simulation based on the probable outcome of the performance condition as of the grant date; adjustments have been made using a revised Monte Carlo valuation as of fiscal year end. RSU grant date fair values are calculated using the stock price as of the grant date; adjustments have been made using the stock price as of fiscal year end and as of each vesting date.

(5) Represents the amount of total compensation reported for our Former CEO, Mr. Donahoe, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(6) The dollar amounts reported in the "Compensation Actually Paid to Mr. Donahoe" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by Mr. Donahoe. These amounts reflect the amount set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2025
Summary Compensation Table ("SCT") total for Mr. Donahoe	**$28,442,712**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$15,348,756
Deduction for amounts reported under the "Option Awards" column in the SCT	$7,239,086
Total deductions from SCT	$22,587,842
Year end fair value of equity awards	$772,498
Change in fair value of outstanding and unvested equity awards	$(5,677,419)
Change in fair value of equity awards granted in prior years that vested in the year	$(2,771,387)
Fair value as of the prior fiscal year of equity awards granted in prior years that failed to meet vesting conditions in the year	$(9,451,544)
Value of dividends on stock awards	$348,739
Total adjustments	$(16,779,113)
Compensation actually paid	**$(10,924,243)**

(7) Represents the average of the amounts of total compensation reported for our non-CEO NEOs, as a group, in the "Total" column of the "Summary Compensation Table" for each fiscal year presented.

(8) The dollar amounts reported in the "Average Compensation Actually Paid to Non-CEO NEOs" column have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the non-CEO NEOs. These amounts reflect the average of the amounts set forth in the "Total" column of the "Summary Compensation Table" for each fiscal year presented for the applicable non-CEO NEOs, with certain adjustments as described in the table below, in accordance with the requirements of Item 402(v) of Regulation S-K:

	2025
Average Summary Compensation Table total for non-CEO NEOs	**$12,135,422**
Deduction for amounts reported under the "Stock Awards" column in the SCT	$8,406,828
Deduction for amounts reported under the "Option Awards" column in the SCT	$2,582,963
Total deductions from SCT	$10,989,791
Year end fair value of equity awards	$5,825,996
Change in fair value of outstanding and unvested equity awards	$(3,505,896)
Change in fair value of equity awards granted in prior years that vested in the year	$(805,227)
Value of dividends on stock awards	$137,667
Total adjustments	$1,652,540
Average compensation actually paid	**$2,798,172**

(9) Peer group total shareholder return ("TSR") uses the Dow Jones U.S. Footwear Index, which the Company also uses in the stock performance graph required by Item 201(e) of Regulation S-K included in the Company's Annual Report on Form 10-K for fiscal 2025. These comparisons assume $100 (including reinvested dividends) was invested for the period starting May 31, 2020 through the end of the listed fiscal year in (a) the Company and (b) the Dow Jones U.S. Footwear Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(10) Reflects net income calculated in accordance with generally accepted accounting principles ("GAAP") in the Company's Consolidated Statements of Income included in the Company's Annual Reports on Form 10-K for the applicable fiscal year.

(11) Represents the most important financial performance measure used to link Company performance to compensation actually paid ("CAP") to our CEO and non-CEO NEOs in fiscal 2025, as required pursuant to Item 402(v) of Regulation S-K. Adjusted Revenue is a non-GAAP financial measure calculated based on GAAP revenue excluding the impact of acquisitions and divestitures; changes in accounting principles; unanticipated restructurings; unanticipated exchange rate fluctuations; other extraordinary, unusual, or infrequently occurring items; and for fiscal 2021, the unanticipated impact from Nike Virtual Studios and RTFKT. We may determine a different financial performance measure to be the most important financial performance measure in future years.

DESCRIPTION OF RELATIONSHIPS

The following charts show graphically the relationships over the past five fiscal years of the CAP amounts for our CEO and non-CEO NEOs as compared to our cumulative TSR, peer group TSR, GAAP net income, and Adjusted Revenue as well as the relationship between TSR and peer group TSR.

CAP VERSUS COMPANY TSR & PEER GROUP TSR



* Value of initial fixed investment of $100

CAP VERSUS NET INCOME



CAP VERSUS ADJUSTED REVENUE



TABULAR LIST OF PERFORMANCE METRICS

The following table lists the three financial performance measures that, in the Company's assessment, represent the most important performance measures used to link CAP for our NEOs to Company performance for fiscal 2025.

Adjusted Revenue
Adjusted EBIT
Stock price

AUDIT MATTERS

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit & Finance Committee of the Board has sole authority to retain, with shareholder ratification, the Company's independent registered public accounting firm. The Audit & Finance Committee directly oversees the firm's work with respect to the annual audit of the Company's consolidated financial statements and internal control over financial reporting and approves all audit engagement fees and terms. At least annually, the Audit & Finance Committee evaluates the independent registered public accounting firm's qualifications, performance, and independence, including a review and evaluation of its lead partner. The Audit & Finance Committee is also involved in the selection of the new lead engagement partner following mandated rotation of the firm's lead partner, and is responsible for considering the benefits of rotation of the Company's independent registered public accounting firm.

The Audit & Finance Committee has appointed PricewaterhouseCoopers LLP ("PwC") to audit the Company's consolidated financial statements and internal control over financial reporting for the fiscal year ending May 31, 2026 and to render other professional services as required.

PwC has served as the Company's independent registered public accounting firm for many years. The Audit & Finance Committee and the Board believe that the continued retention of PwC as the independent registered public accounting firm is in the best interests of the Company and its shareholders.

Accordingly, the Audit & Finance Committee is submitting the appointment of PwC to shareholders for ratification. If the appointment is not ratified by our shareholders, the Audit & Finance Committee may reconsider whether it should appoint another independent registered public accounting firm.

Representatives of PwC will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to questions.

Aggregate fees billed by the Company's independent registered public accounting firm, PwC, for audit services related to the most recent two fiscal years, and for other professional services incurred in the most recent two fiscal years, were as follows:

TYPE OF SERVICE	2025	2024
Audit Fees[1]	$21.4 million	$20.2 million
Audit-Related Fees[2]	0.4 million	0.5 million
Tax Fees[3]	—	0.1 million
All Other Fees[4]	0.4 million	1.4 million
Total	$22.2 million	$22.2 million

(1) Comprises services performed to comply with the standards established by the PCAOB, including the audits of our financial statements and internal control over financial reporting; audits in connection with statutory filings; and attest services that the principal independent registered public accounting firm can most effectively and efficiently provide, such as procedures related to comfort letters, consents and reviews of our SEC filings.

(2) Comprises assurance and related services traditionally performed by the independent registered public accounting firm and reasonably related to the performance of the audit or review of our financial statements, and audit or compliance services not required by applicable statutes or regulations. This category also includes audits of pension and other employee benefit plans.

(3) Comprises tax compliance and consulting services such as preparation of tax returns in foreign jurisdictions, tax audits, and U.S. and non-U.S. tax planning.

(4) Comprises any services other than those described in the above categories. In both years, included subscriptions and licenses to accounting and tax resources, information systems reviews not performed in connection with the audit, and other permissible services.

In accordance with the Sarbanes-Oxley Act of 2002, the Audit & Finance Committee established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit & Finance Committee. During fiscal 2025 and fiscal 2024, all such services performed by, and fees paid to, PwC were approved in advance.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2026.

REPORT OF THE AUDIT & FINANCE COMMITTEE

The Audit & Finance Committee has:

- Reviewed and discussed the audited financial statements with management.
- Discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.
- Received the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB regarding the independent accountants' communications concerning independence, and has discussed with the independent accountant the independent accountant's independence.
- Based on the review and discussions above, recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Members of the Audit & Finance Committee:

- Maria Henry
- Peter Henry
- Robert Swan, Chair

STOCK INCENTIVE PLAN

APPROVAL OF STOCK INCENTIVE PLAN

The Board of Directors is asking our shareholders to approve an amendment and restatement of the NIKE, Inc. Stock Incentive Plan (the "Amended Plan"). The Stock Incentive Plan was originally adopted by the Board and approved by shareholders in 1990 as the 1990 Stock Incentive Plan, and an amended and restated version was most recently adopted by the Board and approved by shareholders in 2020 (the "Current Plan"). On the recommendation of the Compensation Committee, the Board unanimously adopted the Amended Plan on July 17, 2025, subject to shareholder approval at the Annual Meeting.

If this proposal is approved by our shareholders, the Amended Plan will replace the Current Plan with respect to awards granted after the Annual Meeting. If this proposal is not approved, the Current Plan will remain in effect.

As of our record date, July 9, 2025, only 72,236,768 of the 798,000,000 shares authorized under the Current Plan remained available for future grants, a number that the Compensation Committee and the Board believe is insufficient to meet our future needs. We recommend that shareholders approve the Amended Plan to (1) permit the continued use of stock-based compensation by reserving an additional 45,000,000 shares for issuance under the Amended Plan, such that a total of 843,000,000 shares will be reserved and available for issuance under the Amended Plan, and (2) make other market standard updates, technical revisions in response to changes in law and other clarifying and administrative changes. Stock-based compensation is an important part of our compensation structure and serves the best interests of our shareholders by:

- rewarding long-term Company performance;

- aligning employees' interests with those of our shareholders; and

- enabling us to attract and retain top-tier talent in a competitive marketplace.

If the Amended Plan is not approved, we may need to replace the stock-based components of our compensation with cash, which may increase compensation expense, reduce compensation alignment with shareholder interests, and impede our ability to attract and retain talent.

We encourage shareholders to read this Proposal 4, which provides, among other items, a summary of certain key data relating to outstanding equity awards and shares available for future awards under the Current Plan, information relating to how the Board determined the number of shares proposed to be reserved under the Amended Plan, a summary of significant changes from the Current Plan, an overview of the terms and conditions of, and benefits to be received under, the Amended Plan, and a brief description of the current U.S. federal income tax consequences generally arising with respect to awards granted under the Amended Plan.

BOARD RECOMMENDATION

 The Board of Directors recommends that shareholders vote **FOR** approval of the following resolution:

RESOLVED, that the shareholders approve the NIKE, Inc. Stock Incentive Plan as amended and restated.

SUMMARY OF THE STOCK INCENTIVE PLAN

The Board believes that the Amended Plan will promote the interests of shareholders and is consistent with the principles of good corporate governance. The material terms of the Amended Plan and certain significant ways in which they differ from those of the Current Plan are summarized below. These summaries are qualified in their entirety by reference to the complete text of the Amended Plan, which is attached to this proxy statement as Exhibit A. Capitalized terms used in this proposal that are not otherwise defined have the meanings given to them in the Amended Plan.

If the Amended Plan is not approved by our shareholders, the Current Plan will remain in full force and effect in accordance with its terms. Regardless of whether the Amended Plan is approved by our shareholders, each award granted under the Current Plan will continue to be subject to the terms and provisions applicable to such award under the Current Plan and the applicable award agreement.

BEST PRACTICES AND SIGNIFICANT CHANGES

The Amended Plan includes several features designed to protect the interests of our shareholders and reflect sound corporate governance practices and our compensation philosophy, including the following key features and material differences from the Current Plan:

- **Share reserve increase.** The share reserve under the Current Plan is insufficient to meet our future needs. The Amended Plan will reserve a sufficient number of shares to enable the Company to continue to grant equity awards, which is a critical component of our compensation program. The Amended Plan will increase in the maximum number of shares of Common Stock authorized for issuance by an additional 45,000,000 shares.

- **Modified fungible share ratio.** Shares issued under the Amended Plan in respect of full value awards will count against the number of shares authorized for issuance under the Amended Plan at a rate of 2.5 shares for every share granted (rather than 2.8 shares for every share granted under the Current Plan). Unlike the Current Plan, which generally requires that grants made under such plan exceed 25,000,000 shares before the fungible share ratio first applies, the fungible share ratio under the Amended Plan will apply immediately and will not be subject to any such "Full Value Limit" or similar hurdle.

- **No liberal share recycling.** Shares under an award may not again be made available for issuance under the Amended Plan if such shares are: (1) subject to a stock-settled SAR and not issued or delivered upon the net settlement of such SAR, (2) delivered to or withheld by the Company to pay the exercise price, the strike price or the withholding taxes related to an outstanding award, or (3) repurchased on the open market with the proceeds of an option exercise.

- **No "evergreen" provision.** There continues to be no evergreen feature pursuant to which the shares authorized for issuance under the Amended Plan would be automatically replenished.

- **No option / SAR reloads.** The Amended Plan provides that the Company will not grant any stock options or SARs with automatic reload features.

- **No repricing.** As with the Current Plan, reducing the exercise price of stock options or SARs issued and outstanding under the Amended Plan will require approval of our stockholders.

- **Double-trigger vesting; no discretionary PSU vesting.** The Amended Plan provides double-trigger change in control vesting for awards granted under the Amended Plan, with PSUs deemed earned at the greater of target and actual level of performance through the date of the change in control. Terms regarding the vesting of PSUs in connection with a change in control of the Company under the Amended Plan may not be overridden by the terms of an award agreement or in the discretion of the plan administrator.

- **Director compensation limits.** The maximum number of shares of Common Stock subject to awards granted during a single fiscal year to any non-employee director, taken together with any cash fees, will be capped at $1,500,000 in total value based on grant date fair value. Unlike the Current Plan, no additional amount is provided for one-time awards to newly appointed non-employee directors.

- **Awards subject to clawback.** Awards granted under the Amended Plan continue to be subject to the Company's clawback policy and any clawback or recoupment provisions set forth in any agreements evidencing awards.

- **Sub-plans.** The Amended Plan permits the creation of sub-plans for the purpose of permitting the offering of awards to employees of certain Designated Foreign Subsidiaries or who are otherwise employed outside the U.S., with each such sub-plan designed to comply with local laws.

- **Address other updates in law and market practice.** The Amended Plan will incorporate certain other technical revisions in response to changes in the law and which are designed to protect the interests of our shareholders and reflect sound corporate governance practices, as well as other clarifying changes.

BURN RATE AND POTENTIAL DILUTION

The Amended Plan will reserve an additional 45,000,000 shares for issuance under the Amended Plan. We believe this will provide sufficient shares for the Company's stock-based compensation needs through the 2027 annual meeting of shareholders. This estimate is based on our historical share usage, adjusted for growth and to allow for flexibility around types of awards used, though actual issuances could be materially different from this estimate.

In setting the number of shares authorized for issuance under the Amended Plan, we considered our historic burn rate, which measures annual share utilization. As shown in the following table, the Company's three-year average burn rate was 0.69%, which is below the benchmarks applied to our industry by certain major proxy advisory firms.

FISCAL YEAR	STOCK OPTIONS AND SARS GRANTED (in millions)	FULL VALUE AWARDS GRANTED (in millions)	TOTAL GRANTED (in millions)	WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING (CLASS A AND CLASS B) (in millions)	BURN RATE (%)
2025	13.3	6.6	19.9	1,485	0.81
2024	12.2	5.3	17.5	1,518	0.65
2023	12.0	4.5	16.5	1,552	0.61
Average	—	—	—	—	0.69

We also considered overhang, which measures potential shareholder dilution, in setting the number of additional shares authorized for issuance under the Amended Plan. As of our record date of July 9, 2025, there were 1,476,903,492 Class A shares and Class B shares outstanding in total, 81,627,622 Class B shares were subject to outstanding stock-based awards, and 72,236,768 Class B shares were available for future awards under the Current Plan (Class A shares are not available for issuance under the Current Plan and will not be available for issuance under the Amended Plan). Therefore, as of July 9, 2025, our overhang (calculated as the number of shares subject to outstanding awards plus the number of shares available to be granted ("Total Award Shares"), divided by the total number of outstanding Class A shares and Class B shares) was 10%. Had the 45,000,000 additional shares being requested under the Amended Plan been available for grant as of the record date, our overhang would have increased to 13%.

KEY TERMS

PURPOSE

The purpose of the Amended Plan, like the Current Plan, is to enable the Company to attract and retain experienced individuals to serve as employees, officers, directors, consultants, advisors, and independent contractors, and to provide incentives for them to apply their best efforts on behalf of the Company.

ELIGIBILITY

Participants under the Amended Plan may include employees, officers, directors, consultants and advisors to NIKE or any parent or subsidiary corporation who is selected by the Compensation Committee. As of July 9, 2025, it is anticipated that approximately 7,200 employees (inclusive of NIKE's Chair, President and CEO) and all of our non-employee directors (10 as of July 9, 2025) will be eligible to receive awards under the Amended Plan.

ADMINISTRATION

The Amended Plan generally will be administered by the Compensation Committee or any committee of the Board serving a similar function. Among other actions, the Compensation Committee is generally authorized in its sole discretion to (1) make all determinations under the Amended Plan; (2) construe, interpret and implement and correct any defect, supply any omission and reconcile any inconsistency in the Amended Plan and all award agreements and determine disputed facts related thereto, provided that, with respect to all claims or disputes arising out of any determination of the Compensation Committee that materially adversely affects a participant's award, (A) the affected participant will file a written claim with the Compensation Committee for review, explaining the reasons for such claim, and (B) the Compensation Committee's decision must be written and must explain the decision; (3) prescribe, amend and rescind rules and regulations relating to the Amended Plan, including rules governing the Compensation Committee's own operations; (4) grant, or recommend to the Board for approval to grant, awards and determine the terms of such awards; (5) amend the Amended Plan or any outstanding award agreement, including, without limitation, to accelerate the vesting and delivery of shares or to reflect a change in the participant's circumstances; (6) determine whether, to what extent and under what circumstances awards may be settled, exercised, or canceled, forfeited or suspended; and (7) adopt Sub-Plans. The determination of the Compensation Committee on all matters relating to the Amended

Plan or any award agreement will be entitled to the maximum deference permitted by law and will be final, binding and conclusive and non-reviewable and non-appealable and may be entered as a final judgment in any court having jurisdiction.

The Compensation Committee may generally allocate among its members and delegate to any person who is not a member of the Compensation Committee, or to any administrative group within the Company Group, any of its powers, responsibilities or duties. Notwithstanding anything to the contrary contained in the Amended Plan, the Board may, in its sole discretion, at any time and from time to time, grant awards and administer the Amended Plan with respect to such awards.

Members of the Board, the Compensation Committee or any employee or agent of any member of the Company Group or any person to whom the Board or Compensation Committee delegates its powers, responsibilities or duties are generally provided indemnification under the Amended Plan in respect of any actions taken or omitted to be taken or any determinations made with respect to the Amended Plan or any award thereunder (unless constituting fraud or a willful criminal act or omission).

SHARES SUBJECT TO THE AMENDED PLAN

Share Limit

As noted above, as of our record date, July 9, 2025, only 72,236,768 of the 798,000,000 shares authorized under the Current Plan remained available for future grants. The Amended Plan reserves an additional 45,000,000 shares for issuance under the Amended Plan, such that a total of 843,000,000 shares (the Share Limit) will be reserved and available for issuance under the Amended Plan. Shares of Common Stock issued under the Amended Plan in settlement of awards may be authorized and unissued shares, shares held in treasury, shares purchased on the open market or by private purchase or a combination of the foregoing.

The actual Share Limit will reflect incremental changes in the number of shares of Common Stock remaining available under the Current Plan to reflect issuances and forfeitures of equity awards following such date through the Effective Date of the Amended Plan. The maximum number of shares for which incentive stock options may be granted under the Amended Plan is 843,000,000, and the maximum number of shares of Common Stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year in respect of such non-employee director's service on the Board, will not exceed $1,500,000 in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes).

Share Recycling

Except as otherwise provided in the Amended Plan and for substitute awards (as described below), in the event any award is forfeited, cancelled, surrendered or terminated without the payment of the full number of shares subject to such award, including as a result of the award being settled in cash, the undelivered shares may be granted again under the Amended Plan.

Shares of Common Stock subject to an award under the Amended Plan may not again be made available for issuance if such shares: (1) were subject to a stock-settled SAR and were not issued or delivered upon the net settlement of such SAR; (2) were delivered to or withheld by the Company to pay the exercise price, the strike price, or the withholding taxes related to an outstanding award; or (3) were repurchased on the open market with the proceeds of an option exercise.

Fungible Share Ratio

Any shares of Common Stock subject to a Legacy Full Value Award, as applicable, will be counted against the Share Limit as 2.8:1 shares of Common Stock for every share of Common Stock issued in connection with such award, and every New Full Value Award will be counted against the Share Limit as 2.5:1 shares of Common Stock for every one share of Common Stock issued in connection with such award. If shares of Common Stock subject to any such Legacy Full Value Award, as applicable, or New Full Value Award are forfeited, cancelled, surrendered, or terminated without issuance of shares and would otherwise return to the Amended Plan, 2.8 times or 2.5 times the number of shares of Common Stock so forfeited, cancelled, surrendered or terminated will again be available for issuance under the Amended Plan, respectively. A "Legacy Full Value Award" (as such term is used in the Amended Plan) is a grant, prior to the Effective Date of the Amended Plan, of one or more shares of Common Stock or a right to receive the same in the future, including restricted stock, RSUs, performance shares, PSUs and dividend equivalents; provided, however, that the term "Legacy Full Value Award" will only relate to such full value awards granted after July 16, 2010 that were in excess of the applicable Full Value Limit established under the Current Plan. A "New Full Value Award" (as such term is used in the Amended Plan) is any grant, on or after the Effective Date, of one or more shares of Common Stock or a right to receive the same in the future, including restricted stock, RSUs, performance shares, PSUs and dividend equivalents.

Assumption and Substitution of Awards

Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (substitute awards), and such substitute awards will generally not be counted against the total number of shares that may be issued under the Amended Plan.

TYPES OF AWARDS

The Amended Plan authorizes the award of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance shares, performance share units ("PSUs") and other stock-based awards payable by reference to the value of Common Stock.

- **Stock Options.** The Compensation Committee may grant non-qualified stock options and incentive stock options under the Amended Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the Amended Plan; provided that all stock options granted under the Amended Plan are generally required to have a per share exercise price that is not less than the greater of 100% (or 110% for incentive stock options granted to employees with over 10% voting power) of the fair market value of the Company's Common Stock or the par value of the Company's Common Stock underlying such stock options, each as determined on the date an option is granted. All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the Amended Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. Additionally, in the sole discretion of the Compensation Committee, any option that is exercisable but unexercised as of the day immediately before its expiration may be automatically exercised, in accordance with procedures established for this purpose by the Compensation Committee, but only if the exercise price is less than the fair market value of a share of Common Stock on that date. The Compensation Committee, in its discretion, may provide post-exercise restrictions on shares of stock acquired pursuant to the exercise of an option as it determines to be appropriate. The purchase price for the shares as to which a stock option is exercised may be paid to the Company, to the extent permitted by law, (1) in cash, check, cash equivalent and/or, in the sole discretion of the Compensation Committee, shares of Common Stock valued at the fair market value at the time the stock option is exercised or (2) by such other method as the Compensation Committee may permit in its sole discretion. The Company will not grant any stock options with automatic reload features, and must get shareholder approval to reduce the exercise price of stock options issued and outstanding under the Amended Plan.

- **Stock Appreciation Rights.** The Compensation Committee may grant SARs, including tandem SARs and SARs independent of any option, subject to terms and conditions that are not inconsistent with the Amended Plan. Generally, each SAR will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, valued at fair market value, as determined by the Compensation Committee) equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of Common Stock, over (B) the strike price per share, times (2) the number of shares of Common Stock covered by the SAR, less an amount equal to any statutory withholding amounts or taxes required to be withheld. The strike price per share of a SAR will be determined by the Compensation Committee at the time of grant, but in no event may such amount be less than the fair market value of a share of Common Stock on the date the SAR is granted (other than in the case of SARs granted in tandem with or in substitution for previously granted awards). The exercise of a SAR granted in connection with an option will cancel the corresponding tandem SAR or option right with respect to such share of Common Stock, and vice versa. Additionally, in the sole discretion of the Compensation Committee, any SAR that is exercisable but unexercised as of the day immediately before its expiration may be automatically exercised, in accordance with procedures established for this purpose by the Compensation Committee, but only if the strike price is less than the fair market value of a share of Common Stock on that date. The Company will not grant any SARs with automatic reload features, and must get shareholder approval to reduce the exercise price of SARs issued and outstanding under the Amended Plan.

- **Restricted Shares and RSUs.** The Compensation Committee may grant restricted shares of Common Stock or RSUs, representing the right to receive, upon the expiration of the applicable restricted period, one share of Common Stock for each RSU, or, in the Compensation Committee's sole discretion, the cash value thereof, valued as of the date on which the vesting period lapsed with respect to such restricted units (or any combination of shares and cash) or defer the issuance of shares or cash beyond the expiration of the vesting period if such extension would not cause adverse tax consequences under Section 409A of the Code. As to restricted shares of Common Stock, subject to the other provisions of the Amended Plan, the holder will generally have the rights and privileges of a shareholder, including, without limitation, the right to vote such restricted shares of Common Stock (except that dividends credited on such restricted shares of Common Stock may be subject to the same restrictions applicable to the underlying awards and delivered without interest to the holder of such shares when the restrictions on such shares lapse). To the extent provided in the applicable award agreement, the holder of outstanding RSUs may be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, at the Compensation Committee's sole discretion, in shares of Common Stock having a value equal to the amount of such dividends (and interest may, at the Compensation Committee's sole discretion, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee). In the event that the dividend equivalents are subject to the same restrictions applicable to the underlying RSUs, the dividend equivalents will be held by the Company and delivered at the same time as the underlying RSUs are settled following the release of restrictions on such RSUs, or forfeited if such RSUs are forfeited. An award agreement may also provide that dividend equivalents on RSUs will be reinvested in additional RSUs.

- **Other Stock-Based Awards.** Under the Amended Plan, the Compensation Committee may issue other stock-based awards, including, without limitation, unrestricted Common Stock, rights to receive grants of awards at a future date, and other awards denominated in shares of Common Stock, in such amounts and dependent on such conditions as the Compensation Committee shall from time to time in its sole discretion determine.

- **Performance Shares and Performance Share Units.** The Compensation Committee may also make performance goals applicable to an award recipient with respect to any award granted in its discretion, including, but not limited to, one or more of the performance criteria set out in the Amended Plan. The Compensation Committee has the sole discretion to select the length of any applicable performance periods, the types of performance-based compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply and any other applicable terms and conditions. The performance criteria that will be used to establish the performance goal(s) may be based on the attainment of specific levels of performance of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and may be determined in accordance with GAAP or on a non-GAAP basis. The Compensation Committee may specify any reasonable definition of the performance criteria it uses, and may provide for accelerated vesting of any awards based on the achievement of performance goals pursuant to the performance criteria specified. Following the completion of a performance period, the Compensation Committee will review and certify whether, and to what extent, the performance goals for the performance period have been achieved.

Each award under the Amended Plan will be evidenced by an award agreement, which will specify the terms and conditions of the award and any rules applicable thereto, including, without limitation, the effect on such award of the death, disability or termination, and no person will be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to awards under the Amended Plan until such shares have been issued or delivered.

No person will have any claim or right to be granted an award under the Amended Plan or, having been selected for the grant of an award, to be selected for a grant of any other award. The terms and conditions of awards and the Compensation Committee's determinations and interpretations with respect thereto need not be the same with respect to each participant.

DEFERRALS OF PAYMENT

The Compensation Committee may determine that the delivery of shares or cash upon the vesting, exercise or settlement of an award under the Amended Plan may or will be deferred in accordance with applicable law.

DIVIDENDS AND DIVIDEND EQUIVALENTS

The Compensation Committee, in its sole discretion, may provide part of an award with dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion, except that, with respect to awards that are subject to the achievement of performance goals, any such credited dividends or dividend equivalents may only be paid with respect to the portion of such awards that is actually earned. The Compensation Committee may determine to subject any dividends, dividend equivalents, or other similar payments to the same restrictions applicable to their underlying awards, and in such case, such amounts will be held by the Company and delivered to the participant (with or without interest in the Compensation Committee's sole discretion), at the time that the underlying award is settled (and the right to any such accumulated dividends, dividend equivalents or other similar payments will be forfeited upon the forfeiture of the award to which such amounts relate). The Compensation Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents.

CHANGES IN CAPITAL STRUCTURE AND SIMILAR EVENTS

Adjustments

In the event of (1) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of the Company's Common Stock or other securities, issuance of warrants or other rights to acquire shares of the Company's Common Stock or other securities, or other similar corporate transaction or event that affects the shares of Common Stock, or (2) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, affecting the shares of Common Stock such that the Compensation Committee determines, in its sole discretion, that an adjustment is warranted in order to prevent a substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (an adjustment event), the Compensation Committee will, in respect of any such adjustment event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Share Limit or any other limits applicable under the Amended Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of the Company's Common Stock or other securities which may be delivered in respect of awards or with respect to which awards may be granted under the Amended Plan, and (C) the terms of any outstanding award (subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code), including, without limitation, (i) the number of shares of Common Stock or other securities of the Company subject to outstanding awards or to which outstanding awards relate, (ii) the exercise price or strike price with respect to any award, or (iii) any applicable performance measures.

Without limiting the generality of the foregoing, in connection with an equity restructuring, the Compensation Committee may generally provide for the cancellation of any outstanding award granted (x) in exchange for payment in cash, property, or other securities having an aggregate fair market value of the shares of Common Stock covered by such award, reduced by the aggregate exercise price, strike price, or purchase price thereof, if any, and (y) with respect to any awards for which the exercise price, strike price, or purchase price per share of Common Stock is greater than or equal to the then current fair market value per share of Common Stock, for no consideration.

Change in Control

Except as otherwise determined by the Compensation Committee at the time of a change in control (as defined under the Amended Plan), or as provided in an award agreement (in each case, other than in the case of an award the vesting of which is based in whole or part upon the attainment of one or more performance measures), in connection with any change in control event of the Company, the following will apply: unless otherwise provided in the participant's award agreement, if the participant experiences a qualifying termination (generally, a termination of service with the Company a successor company and its subsidiaries without cause, or by the participant with good reason (each, as defined under the Amended Plan), at any time after the earlier of (1) shareholder approval of the change in control and (2) on or before the second anniversary of the change in control), the participant's awards will be fully vested and, in the case of an option or SAR, will remain exercisable until the earlier of the award's original expiration date and four years after the date of the qualifying termination. In the case of an award subject to one or more performance measures, such performance measures will be deemed to have been met at the greater of target and actual level of performance through the date of the change in control, as determined by the Compensation Committee in its sole discretion.

Upon a change in control, the participant's award will be treated, to the extent determined by the Compensation Committee to be permitted under Section 409A of the Code, in one of the following ways, in the Compensation Committee's sole discretion: (A) settle the awards for an amount of cash or securities equal to their value; (B) assume or issue substitute awards; (C) modify the award's terms to add events, conditions or circumstances (including termination of employment within a specified period after the change in control) upon which the awards will accelerate; (D) deem any performance conditions satisfied at the greater of target and actual level of performance through the date of the change in control; (E) provide that for at least 20 days prior to the change in control, any stock options or SARs that would not otherwise become exercisable prior to the change in control will be exercisable as to all shares of Common Stock subject thereto (but with exercise contingent upon occurrence of the change in control), and that any unexercised options or SARs will terminate upon the change in control. If consideration for the change in control includes contingent value rights, earnout or indemnity payments or similar payments, then the Compensation Committee will determine if settled awards are (i) valued at closing taking into account such contingent consideration or (ii) entitled to a share of contingent consideration. Similar actions to those specified above may be taken in the event of a merger or other corporate reorganization that does not constitute a change in control.

NONTRANSFERABILITY OF AWARDS

An award will generally not be transferable or assignable by a participant other than by will or by the laws of descent and distribution (except as the Compensation Committee may otherwise determine in its discretion and in accordance with the terms of the Amended Plan), and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against the company or any affiliate.

CLAWBACK/FORFEITURE

Unless otherwise provided in the applicable award agreement, all awards under the Amended Plan will be subject to (1) any applicable securities, tax and stock exchange laws, rules and regulations relating to the recoupment or clawback of incentive compensation, (2) the NIKE, Inc. Policy for Recoupment of Incentive Compensation as approved by the Compensation Committee and in effect at the time of grant, (3) such other policy for clawback or recoupment of incentive compensation as may subsequently be approved from time to time by the Compensation Committee, and (4) any clawback or recoupment provisions set forth in the agreement evidencing the award. Accordingly, each participant may subject to the requirement that awards be repaid to the Company and its subsidiaries after they have been distributed to the participant.

AMENDMENT AND TERMINATION

The Board may amend, alter, suspend, discontinue, or terminate the Amended Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without shareholder approval if (1) such approval is necessary to comply with any regulatory requirement applicable to the Amended Plan or for changes in GAAP to new accounting standards, (2) it would materially increase the number of securities which may be issued under the Amended Plan (except for adjustments in connection with certain adjustment events), or (3) it would materially modify the requirements for participation in the Amended Plan. Any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to be effective without such individual's consent.

The Compensation Committee may also, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively, subject to the consent of the affected participant if any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination would materially and adversely affect the rights of any participant with respect to such award. Without shareholder approval, except as otherwise permitted in the "adjustments" provisions of the Amended Plan, (A) no amendment or modification may reduce the exercise price of any option or the strike price of any SAR, (B) the Compensation Committee may not cancel any outstanding option or SAR and replace it with a new option or SAR (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or SAR, and (C) the Compensation Committee generally may not take any other action which is considered a "repricing".

GOVERNING LAW

The Amended Plan, all awards granted thereunder and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the laws of the United States, will be governed by the laws of the State of Oregon, and each participant who accepts an award under the Amended Plan irrevocably waives all right to a trial by jury in any suit, action, or other proceeding instituted by or against such participant in respect of his or her rights or obligations under the Amended Plan.

PLAN TERM

The Amended Plan will be effective as of the date approved by the Company's shareholders. No award may be granted under the Amended Plan on or after the tenth anniversary of such date, but awards granted prior thereto may extend beyond that date.

NEW PLAN BENEFITS

Awards granted under the Amended Plan will be subject to the Compensation Committee's discretion, and the Compensation Committee has not determined future awards or who might receive them. As a result, the benefits that will be awarded under the Amended Plan are not determinable at this time.

On May 30, 2025, the last reported sales price for our Common Stock was $60.59 per share.

The awards granted for fiscal 2025, which would not have changed if the Amended Plan had been in place instead of the Current Plan, are set forth in the following table:

NAME AND POSITION	NUMBER OF SHARES SUBJECT TO OPTIONS	NUMBER OF UNITS[1]	DOLLAR VALUE ($)[2]
Elliott Hill President and Chief Executive Officer	227,750	125,955	17,813,897
Matthew Friend Executive Vice President and Chief Financial Officer	117,549	65,009	9,510,742
Robert Leinwand Executive Vice President, Chief Legal Officer	84,748	44,695	6,037,605
Ann Miller Executive Vice President, Global Sports Marketing	80,815	44,694	6,538,667
Craig Williams Executive Vice President, Chief Commercial Officer	117,549	65,009	9,510,742
John Donahoe II Former President and Chief Executive Officer	279,178	154,395	22,587,841
Monique Matheson Former Executive Vice President, Chief Human Resources Officer	80,815	44,694	6,538,667
Heidi O'Neill Former President, Consumer, Product & Brand	117,549	65,009	9,510,742
Current executive officers, as a group	778,887	370,305	54,264,968
Non-employee directors, as a group	—	24,370	1,903,053
Non-executive officer employees, as a group	11,287,184	3,763,949	613,697,122

(1) Includes all RSUs and PSUs (at target) granted in fiscal 2025 under our annual long-term incentive program, and excludes any one-time sign-on or retention awards, as discussed elsewhere in this proxy statement.

(2) Represents grant date fair value of awards, as determined in accordance with FASB ASC Topic 718.

U.S. FEDERAL INCOME TAX INFORMATION

The following is a general summary of the U.S. federal income tax consequences of awards under the Amended Plan to the Company and to participants in the Amended Plan who are citizens or residents of the United States for U.S. federal tax purposes. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws. Recipients of awards are advised to consult with their own independent tax advisors with respect to the specific tax consequences that, in light of their particular circumstances, might arise in connection with their awards.

STOCK OPTIONS

- **Nonstatutory Stock Options.** A participant receiving nonstatutory stock options should not recognize taxable income at the time of grant. A participant should generally recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the option shares on exercise of the nonstatutory stock options over the exercise price thereof. In general, we will be entitled to deduct from our taxable income the amount that the individual is required to include in ordinary income at the time of such inclusion. Additional special rules apply if a participant exercises a nonstatutory stock option by paying the exercise price, in whole or in part, by the transfer of shares of Common Stock to the Company.

- **Incentive Stock Options.** A participant granted an incentive stock option will not generally recognize taxable income at the time of grant or, subject to certain conditions, at the time of exercise, although he or she may be subject to alternative minimum tax. If the participant holds the shares acquired upon exercise of an incentive stock option for at least two years after the grant date and for at least one year after the exercise date, upon disposition of the shares by the participant, the difference, if any, between the sale price of the shares and the exercise price of the option will be treated as long-term capital gain or loss. In general, if a disqualifying disposition should occur (i.e., the shares acquired upon exercise of the stock option are disposed of within the later of two years from the date of grant or one year from the date of exercise), a participant will generally recognize ordinary compensation income in the year of disposition in an amount equal to the excess, if any, of the fair market value of the option shares at the time of exercise (or, if less, the amount realized on disposition), over the exercise price thereof. We are not entitled to any deduction on account of the grant of incentive stock options or the participant's exercise of the option to acquire Common Stock. However, in the event of a subsequent disqualifying disposition of such shares of Common Stock acquired pursuant to the exercise of an incentive stock option under circumstances resulting in taxable compensation to the participant, in general, we should be entitled to a tax deduction equal to the amount treated as taxable compensation to the participant. Additional special rules apply if a participant exercises an incentive stock option by paying the exercise price, in whole or in part, by the transfer of shares of Common Stock to the Company.

STOCK APPRECIATION RIGHTS

No income will be realized by a participant upon grant of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the stock appreciation right. We will be able to deduct this same amount for U.S. federal income tax purposes.

RESTRICTED STOCK AWARDS AND PERFORMANCE SHARE AWARDS

A recipient of a restricted stock award or performance share award generally will recognize compensation taxable as ordinary income when the shares cease to be subject to restrictions in an amount equal to the excess of the fair market value of the shares on the date the restrictions lapse over the amount, if any, paid by the participant with respect to the shares.

Any dividends paid with respect to shares of restricted stock or performance shares generally will be taxable as ordinary income to the participant at the time the dividends are received.

RESTRICTED STOCK UNITS AND PERFORMANCE SHARE UNITS

A participant generally will not recognize income at the time a restricted stock unit or performance share unit is granted. When any part of a restricted stock unit or performance share unit is paid, the participant generally will recognize compensation taxable as ordinary income at the time of such payment in an amount equal to the fair market value of any shares and/or cash the participant receives.

OTHER AWARDS

The U.S. federal income tax consequences of other awards under the Amended Plan will depend upon the specific terms of each award.

TAX CONSEQUENCES TO THE COMPANY

In the foregoing cases, the Company generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.

SECTION 409A

If an award is subject to, but does not comply with, Section 409A of the Code, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties (including without limitation an additional 20% penalty tax. To the extent applicable, we intend that awards granted under the Amended Plan comply with, or otherwise be exempt from, Section 409A of the Code.

TAX WITHHOLDING

The Company is authorized to deduct or withhold from any award granted or payment due under the Amended Plan, or require a participant to remit to the Company, the amount of any withholding taxes due in respect of the award or payment. Tendering shares held by the participant or share withholding for taxes is generally permitted.

STOCK OWNERSHIP INFORMATION

STOCK HOLDINGS OF CERTAIN OWNERS AND MANAGEMENT

The following table sets forth the number of shares of the classes of NIKE securities beneficially owned, as of June 30, 2025, after giving effect to any transactions that occurred on such date, by (1) each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's securities, (2) each of the directors and nominees for director, (3) each executive officer listed in the Summary Compensation Table ("NEOs"), and (4) all directors, NEOs, and other executive officers as a group. Because Class A Stock is convertible into Class B Stock on a share-for-share basis, each beneficial owner of Class A Stock is deemed by the SEC to be a beneficial owner of the same number of shares of Class B Stock. Therefore, in indicating a person's beneficial ownership of shares of Class B Stock in the table, it has been assumed that such person has converted into Class B Stock all shares of Class A Stock of which such person is a beneficial owner. For these reasons the table contains substantial duplications in the numbers of shares and percentages of Class A and Class B Stock shown for Swoosh, LLC, Philip Knight, and the Travis A. Knight 2009 Irrevocable Trust II. In addition, unless otherwise indicated, all persons named below can be reached c/o Corporate Secretary, NIKE, Inc., One Bowerman Drive, Beaverton, Oregon 97005-6453.

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Cathleen Benko	Class B	15,360	—
Timothy Cook	Class B	52,861	—
Thasunda Duckett	Class B	10,970	—
Mónica Gil	Class B	6,274	—
Maria Henry	Class B	6,148	—
Peter Henry	Class B	8,480	—
Elliott Hill[4]	Class B	—	—
Travis Knight	Class B	6,531,321 [6]	0.6%
Mark Parker[4]	Class B	2,196,333 [3][5]	0.2%
Michelle Peluso	Class B	30,195	—
John Rogers, Jr.	Class B	34,403	—
Robert Swan	Class B	33,563 [7]	—
Matthew Friend[4]	Class B	356,116 [3]	—
Robert Leinwand[4]	Class B	153,923 [3][5]	—
Ann Miller[4]	Class B	148,689 [3][5]	—
Craig Williams[4]	Class B	276,937 [3]	—
John Donahoe II[4]	Class B	1,873,660 [3][5]	0.2%
Monique Matheson[4]	Class B	356,583 [3][5]	—
Heidi O'Neill[4]	Class B	374,171 [3]	—

	TITLE OF CLASS	SHARES BENEFICIALLY OWNED[1]	PERCENT OF CLASS[2]
Sojitz Corporation of America 1211 S.W. 5th Ave, Pacwest Center, Ste. 2220, Portland, OR 97204	Preferred [8]	300,000	100.0%
Philip Knight One Bowerman Drive, Beaverton, OR 97005	Class A	27,479,487 [9]	9.5%
	Class B	35,815,174 [10]	3.0%
Swoosh, LLC 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	226,750,000 [11]	78.5%
	Class B	226,750,000	16.0%
Travis A. Knight 2009 Irrevocable Trust II 22990 NW Bennett Street, Hillsboro, OR 97124	Class A	27,181,369 [12]	9.4%
	Class B	27,181,369 [12]	2.2%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	Class B	109,539,710 [13]	9.0% [13]
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	Class B	89,773,424 [14]	7.3% [14]
All directors and executive officers as a group (18 persons)	Class B	10,027,130 [3][5]	0.8%

(1) A person is considered to beneficially own any shares: (a) over which the person exercises sole or shared voting or investment power, or (b) of which the person has the right to acquire beneficial ownership at any time within 60 days (such as through conversion of securities or exercise of stock options). Unless otherwise indicated, voting and investment power relating to the above shares is exercised solely by the beneficial owner or shared by the owner and the owner's spouse or children.

(2) Omitted if less than 0.1 percent.

(3) These amounts include the right to acquire the following numbers of shares within 60 days after June 28, 2025 pursuant to the exercise of stock options: 1,315,241 shares for Mr. Parker, 342,724 shares for Mr. Friend, 146,497 shares for Mr. Leinwand, 120,966 shares for Ms. Miller, 198,400 shares for Mr. Williams, 1,818,879 shares for Mr. Donahoe, 305,304 shares for Ms. Matheson, 312,267 shares for Ms. O'Neill, and 2,119,093 shares for the executive officer and director group.

(4) NEO listed in the Summary Compensation Table.

(5) Includes shares held in accounts under the NIKE, Inc. 401(k) Savings and Profit Sharing Plan: 38,731 shares for Mr. Parker, 1,464 shares for Mr. Leinwand, 2,991 shares for Ms. Miller, 220 shares for Mr. Donahoe, 12,262 shares for Ms. Matheson and 43,605 shares for the executive officer and director group.

(6) Does not include 226,750,000 shares of Class A Stock that are owned by Swoosh, LLC. Mr. Travis Knight has disclaimed beneficial ownership of all such shares.

(7) Includes 1,580 shares held by the Swan Family Revocable Trust.

(8) Preferred Stock does not have general voting rights except as provided by law, and under certain circumstances as provided in the Company's Restated Articles of Incorporation, as amended.

(9) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares. Mr. Philip Knight holds the position Chairman Emeritus, and has a standing invitation to attend all meetings of the Board as a non-voting observer.

(10) Does not include 521,792 shares of Class A Stock that are owned by Mr. Philip Knight's spouse. Mr. Philip Knight has disclaimed ownership of all such shares.

(11) Information provided as of July 11, 2024 in the Form 4 filed by the shareholder.

(12) Includes 8,038,989 shares of Class A Stock held directly by the Travis A. Knight 2009 Irrevocable Trust II (the "Trust") and 19,142,380 shares of Class A Stock held by an indirect subsidiary of the Trust. Mr. Travis Knight and members of his immediate family are among the beneficiaries of the Trust. Mr. Travis Knight disclaims beneficial ownership of the Company's securities held directly and indirectly by the Trust, except to the extent of his pecuniary interest therein.

(13) Information provided as of December 29, 2023 in Schedule 13G/A filed by the shareholder.

(14) Information provided as of December 31, 2023 in Schedule 13G/A filed by the shareholder.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and holders of more than 10 percent of a registered class of the Company's equity securities, to file with the SEC reports regarding their ownership and changes in ownership of Common Stock and other equity securities of the Company. Directors, officers, and greater than 10 percent shareholders are required by the regulations of the SEC to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of such reports furnished to the Company and written representations that no other reports were required, during fiscal 2025, we believe that all such reports that were required to be filed under Section 16(a) were timely filed.

ADDITIONAL INFORMATION

INSIDER TRADING ARRANGEMENTS AND POLICIES

We have adopted insider trading policies and procedures that govern the purchase, sale, and other disposition of our securities by our employees, directors, officers, and consultants. We believe our insider trading policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations as well as the exchange listing standards applicable to us. Our insider trading policies and procedures prohibit our employees, directors, officers, and consultants from trading in our securities while in possession of material non-public information, among other things. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy and our Blackout and Pre-clearance Policy, copies of which can be found as exhibits to our Annual Report on Form 10-K for the fiscal year ended May 31, 2025.

TRANSACTIONS WITH RELATED PERSONS

Philip Knight, the father of NIKE director Travis Knight, serves as Chairman Emeritus, which provides a standing invitation for Philip Knight to attend meetings of the Board and its committees as a non-voting observer. In fiscal 2025, as Chairman Emeritus, Mr. Knight received salary of $500,000, and medical and dental insurance coverage generally available to employees.

Mark Parker's son, Matthew Parker, was employed by the Company in fiscal 2025 in a non-executive role for which the Company paid Matthew Parker aggregate compensation of approximately $127,000. The compensation and benefits received by Matthew Parker were consistent with compensation and benefits paid to other employees holding similar positions.

The Company's written policy requires the Corporate Responsibility, Sustainability & Governance Committee to review any transaction or proposed transaction with a related person that would be required to be reported under Item 404(a) of Regulation S-K, and to determine whether to ratify or approve the transaction, with ratification or approval to occur only if the committee determines that the transaction is fair to the Company or that approval or ratification of the transaction is in the interest of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board during fiscal 2025 were Timothy Cook, Cathleen Benko, and Mónica Gil. The committee is composed solely of independent, non-employee directors. No member of the Compensation Committee has been an executive officer of the Company, and no member of the Compensation Committee had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the Company during fiscal 2025.

OTHER MATTERS AT THE MEETING

As of the time this proxy statement was printed, management was unaware of any proposals to be presented for consideration at the Annual Meeting other than those set forth herein, but if other matters do properly come before the Annual Meeting, the persons named in the proxy will vote the shares represented by such proxy according to their best judgment.

GENERAL INFORMATION

Why am I receiving these proxy materials?

You are receiving the enclosed proxy materials in connection with the solicitation of proxies by the Board of NIKE for use at the Annual Meeting. As a shareholder of record as of the close of business on July 9, 2025, which is the record date fixed by the Board, you are invited to attend the virtual Annual Meeting and are urged to vote your shares on the proposals described in this proxy statement.

How are the proxy materials being distributed?

This proxy statement is first being made available to shareholders on or about July 24, 2025. We are furnishing proxy materials to our shareholders primarily via the Internet, by mailing a Notice Regarding the Availability of Proxy Materials, or "Notice", instead of mailing printed copies of those materials to each shareholder. The Notice directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote online or by telephone. If you would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive access to these materials electronically unless you elect otherwise.

What is included in the proxy materials?

Our proxy materials include our Notice, our proxy statement, and our Annual Report on Form 10-K for the year ended May 31, 2025. Our Notice directs shareholders to a website where they can access our proxy materials.

Why is the Company holding a virtual Annual Meeting?

We are continuing to use a virtual meeting format because, based on the success of our recent annual meetings, we believe that it provides greater accessibility, encourages broader shareholder participation, and helps reduce costs, while still allowing us to provide shareholders the same rights and opportunities to participate as an in-person meeting.

How can I attend and participate in the virtual Annual Meeting?

Holders of record of our Class A Stock and Class B Stock at the close of business on July 9, 2025 may attend the Annual Meeting, vote, and submit questions in advance of and during the meeting.

To attend, vote at, and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/NKE2025 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test the computer audio system.

How can I ask questions at the Annual Meeting?

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate in our virtual Annual Meeting as they would at an in-person meeting. Shareholders of record at the close of business on July 9, 2025 may submit questions in advance of and during the Annual Meeting.

- *To submit questions in advance of the Annual Meeting*: Visit www.proxyvote.com and enter your 16-digit control number included in your Notice, voting instructions form, or proxy card. Questions submitted in advance must be submitted before 11:59 P.M. Eastern Time on September 8, 2025.

- *To submit questions during the Annual Meeting*: Visit www.virtualshareholdermeeting.com/NKE2025 and enter the 16-digit control number included in your Notice, voting instructions form, or proxy card.

What will I be voting on at the Annual Meeting?

You will be voting:

- To elect the 12 director nominees identified in this Proxy Statement. The holders of NIKE's Class A Stock will vote to elect nine of the director nominees identified in this Proxy Statement, and the holders of NIKE's Class B Stock will vote to elect the remaining three director nominees identified in this Proxy Statement;

- To approve executive compensation by an advisory vote;

- To ratify the appointment of PwC as our independent registered public accounting firm;

- To approve the NIKE, Inc. Stock Incentive Plan as amended and restated; and

- To transact such other business as may properly come before our Annual Meeting.

How does the Board recommend that I vote on these proposals?

Our Board recommends:

- For the holders of NIKE's Class A Stock, a vote **FOR** the election of each of Mr. Timothy Cook, Ms. Thasunda Duckett, Ms. Maria Henry, Mr. Peter Henry, Mr. Elliott Hill, Mr. Travis Knight, Mr. Jørgen Vig Knudstorp, Mr. Mark Parker, and Ms. Michelle Peluso to serve as directors until the next annual meeting;

- For the holders of NIKE's Class B Stock, a vote **FOR** the election of each of Ms. Mónica Gil, Mr. John Rogers, Jr., and Mr. Robert Swan to serve as directors until the next annual meeting;

- For all shareholders, a vote **FOR** the advisory resolution approving the compensation of our NEOs as described in this proxy statement;

- For all shareholders, a vote **FOR** ratification of the appointment of PwC as our independent registered public accounting firm; and

- For all shareholders, a vote **FOR** approval of the NIKE, Inc. Stock Incentive Plan as amended and restated.

How do I vote my shares?

You may vote by proxy or at the Annual Meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy before the Annual Meeting using one of the following methods: (1) vote via the internet at the website address listed on the Notice; (2) vote by telephone; or (3) complete, sign, date, and return your proxy card or voting instruction form in the postage-paid envelope we have provided. If you received only the Notice, you may vote your shares at the website address listed on the Notice or by telephone. If you plan to vote during the Annual Meeting rather than in advance, you may do so by entering the 16-digit control number included in your Notice, voting instructions form, or proxy card. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote, as described in more detail under "Can I change my vote or revoke my proxy?"

What is the difference between holding shares as a shareholder of record and as a beneficial owner or street name holder?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered the "shareholder of record" with respect to those shares and we have sent the Notice (or if you received printed proxy materials, the Notice, proxy statement, and proxy card) directly to you. You may submit a proxy and vote those shares in the manner described in this proxy statement and the Notice.

If your shares are held in a stock brokerage account or by a bank, broker or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice, voting instructions form, and/or proxy card have been forwarded to you by your broker, bank, or other holder of record who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record on how to vote your shares by using the voting instruction card included in the mailing or by following their instructions for voting.

What does it mean if I receive more than one proxy card or Notice?

If you receive more than one proxy card or Notice, it means that you hold shares registered in more than one account. To ensure that all of your shares are voted, please follow the instructions included on each Notice you receive or, if you received printed proxy materials by mail, complete, sign, and return each proxy card you receive.

How many shares may be voted at the Annual Meeting?

On the close of business on July 9, 2025, 288,887,752 shares of Class A Stock and 1,188,015,740 shares of Class B Stock were issued and outstanding and entitled to vote at the meeting.

What constitutes a quorum?

For Proposal 1, the election of directors, a majority of the votes entitled to be cast by each of the Class A Stock and Class B Stock separately constitutes a quorum of Class A Stock and Class B Stock, respectively. For Proposals 2, 3, and 4, a majority of the votes entitled to be cast by both of the Class A Stock and Class B Stock together constitutes a quorum

Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists. Broker non-votes occur when a person holding shares in street name, such as through a brokerage firm, does not provide instructions as to how to vote those shares and the broker does not then vote those shares on the shareholder's behalf.

How are votes calculated?

Each share of Class A Stock and each share of Class B Stock is entitled to one vote. The holders of our Common Stock will vote together on all matters at the Annual Meeting except for the election of directors, for which the holders of Class A Stock and holders of Class B Stock will vote separately. For more information regarding our Class A Stock and Class B Stock, see the section above titled "Corporate Governance—Capital Structure".

How many votes are required to approve each proposal and how are votes counted?

	How many votes are required for approval?	How are director withhold votes treated?	How are abstentions treated?	How are broker non-votes handled?	How will signed proxies that do not specify voting preferences be treated?
Proposal 1—Elect the director nominees	For the directors elected by holders of Class A Stock: a plurality of votes of the holders of Class A Stock cast For the directors elected by holders of Class B Stock: a plurality of votes of the holders of Class B Stock cast	Withhold votes will not be counted as votes cast for purposes of the plurality voting standard, but will be considered in determining whether our director resignation policy applies to a director	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the election of each of the named nominees for director
Proposal 2—Advisory vote to approve executive compensation	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the proposal regarding an advisory vote to approve executive compensation
Proposal 3—Ratify selection of PwC as our independent registered public accounting firm	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Banks, brokers and other holders of record may exercise discretion and vote on this matter and these will be counted as votes cast	Shares will be voted "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm
Proposal 4—Approve the NIKE, Inc. Stock Incentive Plan as amended and restated	Votes of Common Stock cast in favor of the proposal must exceed votes of Common Stock cast against the proposal	N/A	Abstentions are not included as votes cast and will not affect the outcome of the proposal	Broker non-votes are not included as votes cast and will not affect the outcome of the proposal	Shares will be voted "FOR" the proposal to approve the NIKE, Inc. Stock Incentive Plan as amended and restated

What happens if a director fails to receive the support of a majority of votes cast?

The Bylaws and the Corporate Governance Guidelines of the Company provide that any nominee for director in an uncontested election who receives a greater number of votes "withheld" from their election than votes "for" such election shall tender their resignation for consideration by the Corporate Responsibility, Sustainability & Governance Committee. The committee will then recommend to the Board the action to be taken with respect to the resignation, and the Board will publicly disclose its decision with respect to such resignation within 90 days after the certification of the election results.

Can I change my vote or revoke my proxy?

A shareholder giving the enclosed proxy has the power to revoke it. You can change your vote or revoke your proxy at any time before it is exercised at the Annual Meeting by voting your shares online during the Annual Meeting or by delivering to the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453 either written notice of your revocation or an executed proxy bearing a later date.

How are proxies being solicited?

In addition to soliciting proxies by mail, certain officers and employees of the Company, without extra compensation, may also solicit proxies personally or by telephone. Copies of proxy solicitation materials will be furnished to fiduciaries, custodians, and brokerage houses for forwarding to the beneficial owners of shares held in their names. We may retain Georgeson, Inc. to solicit proxies at a cost we anticipate will not exceed $17,500. The Company will bear the cost of soliciting proxies.

How do I find out the voting results?

We expect to announce preliminary voting results at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K following the Annual Meeting.

How can I submit a proposal for next year's annual meeting?

A shareholder proposal (other than a proxy access nomination) intended for inclusion in the Company's proxy statement and form of proxy for the 2026 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary of NIKE, Inc. at shareholder.proposals@Nike.com on or before March 19, 2026 and otherwise comply with all applicable rules and regulations under the Exchange Act.

A shareholder wishing to submit a proxy access nomination for inclusion in the Company's proxy statement and form of proxy for the 2026 annual meeting of shareholders pursuant to Article II, Section 11 of the Company's Bylaws must provide the Company with timely written notice of such nomination and otherwise comply with the applicable requirements set forth in the Bylaws. To be timely, notice of such nomination, along with the other information required by the Company's Bylaws, must be received by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than February 24, 2026 and no later than March 26, 2026.

Under Article II, Section 10 of the Company's Bylaws, any shareholder wishing to submit any other proposal or nomination for consideration at the 2026 annual meeting of shareholders must provide the Company with timely written notice of such proposal or nomination and otherwise comply with the requirements set forth in the Bylaws. To be timely, such notice, along with the other information required by the Company's Bylaws, must be received by the Corporate Secretary of NIKE, Inc. at One Bowerman Drive, Beaverton, Oregon 97005-6453, no earlier than May 12, 2026 and no later than June 11, 2026.

In addition to satisfying the foregoing requirements under the Company's Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees for the 2026 annual meeting of shareholders must also comply with all applicable requirements of Rule 14a-19 under the Exchange Act. The advance notice requirement under Rule 14a-19 does not override or supersede the longer advance notice requirement under the Company's Bylaws.

For the Board of Directors,

Mary Hunter
Vice President, Corporate Secretary

NIKE, INC.STOCK INCENTIVE PLAN
As amended and restated effective July 17, 2025

1.   **Purpose**. The purpose of this Plan is to enable the Company to attract and retain experienced officers, directors, employees, consultants, advisors, and independent contractors and to provide an incentive for them to apply their best efforts on behalf of the Company. The Plan amends and restates the NIKE, Inc. Stock Incentive Plan, as amended as of June 17, 2020 (the "2020 Plan") for awards granted on or after the Effective Date, subject to the approval by the Company's stockholders at the 2025 Annual Meeting.

2.   **Definitions**. The following definitions shall be applicable throughout the Plan.

(a)   "2020 Plan" has the meaning set forth in Section 1 of the Plan.

(b)   "Accounting Firm" has the meaning given such term in Section 14(x) of the Plan.

(c)   "Adjustment Event" has the meaning given such term in Section 12(a) of the Plan.

(d)   "Affiliate" has the meaning set forth in Rule 12b-2 promulgated under Section 12 of the Exchange Act.

(e)   "Award" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Share Unit, Other Stock-Based Award or any other award granted under this Plan.

(f)   "Award Agreement" means the document(s) or other terms and conditions in a form specified by the Committee by which each Award is evidenced, which may be in written, electronic or in any other form as specified by the Committee.

(g)   "Board" means the Board of Directors of the Company.

(h)   "Cause" means (i) the failure to substantially perform the Participant's reasonably assigned duties with the Company or Employer (other than any such failure resulting from incapacity due to physical or mental illness) as determined in the sole discretion of the Company; (ii) commission of any act involving insubordination, fraud, illegality, dishonesty, gross misconduct in the performance of employment duties, or moral turpitude; (iii) the breach of any material Company (or subsidiary) policy or code of conduct as may be adopted from time to time; or (iv) involvement in activities where such activities violate Company (or subsidiary) policy and places the Company at risk or has or could be detrimental to or reflect unfavorably upon the Company or its reputation, brands, services, or products. The Company shall make the determination as to whether a Termination is for Cause, and such determination shall be binding, final and conclusive on all concerned.

(i)   "Change in Control" means the occurrence of any of the following events:

(i)   during any period of not more than 48 months, individuals who constitute the Board as of the beginning of the period (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board; *provided* that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; *provided, however*, that no individual initially elected or nominated as a director as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;

(ii)   (A) at any time the holders of the Company's Class A Common Stock, voting as a separate class, have the right to elect a majority of the members of the Board, any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) or two or more persons acting in concert, other than the Knight Family, is or becomes a "beneficial owner" (as defined in Rule 13d 3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the then-outstanding Class A Common Stock of the Company or (B) at any time after the holders of the Company's Class A Common Stock, voting as a separate class, cease to have the right to elect a majority of the members of the Board, a person or two or more persons acting in concert, other than the Knight Family, becomes the beneficial owner of 50% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board ("Company Voting Securities"); *provided, however*, that the event described in this clause (ii) will not be deemed to be a Change in Control by virtue of the ownership or acquisition of more than 50% of the Company's then-outstanding Class A Common Stock or Company Voting Securities: (A) by the Company Group, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company Group, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Qualifying Transaction (as defined in clause (iii) of this definition) or (E) by any private investor from the Company Group;

(iii)   the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "Business Combination"), unless immediately following such Business Combination: (A) more than 50% of the total voting power of (x) the entity resulting from such Business Combination (the "Surviving Entity"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 95% of the voting power, is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by Shares into which such Company Voting Securities were converted pursuant to such Business

Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) and (C) at least 50% of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (A), (B) and (C) of this paragraph (c) will be deemed to be a "Non-Qualifying Transaction");

(iv)   the consummation of a sale of all or substantially all of the Company's assets (other than to an affiliate of the Company); or

(v)   the Company's stockholders approve a plan resulting in the consummation of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company Group which reduces the number of Company Voting Securities outstanding; *provided* that if after such acquisition by the Company Group such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control will then occur. The Committee shall make the determination as to whether a Change in Control will have occurred, and such determination shall be binding, final and conclusive.

(j)   "CIC Qualifying Termination" means a Termination of a Participant's employment or service with the Company (or a Successor Company) and its subsidiaries by the Company (or a Successor Company) or any of its subsidiaries without Cause, or by the Participant for Good Reason, at any time after the earlier of Shareholder Approval, if any, or the Change in Control and on or before the second anniversary of the Change in Control.

(k)   "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(l)   "Committee" means the Compensation Committee of the Board (or any committee of the Board serving a similar function) or any properly delegated subcommittee thereof or, if no such Compensation Committee (or committee of the Board serving a similar function) or subcommittee thereof exists, the Board.

(m)   "Common Stock" means the Class B Common Stock, no par value per share, of the Company (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged), as adjusted as set forth hereunder.

(n)   "Company" means NIKE, Inc., an Oregon corporation, and any successor thereto.

(o)   "Company Group" means, collectively, the Company and its subsidiaries.

(p)   "Designated Foreign Subsidiaries" means all members of the Company Group that are organized under the laws of any jurisdiction or country other than the United States of America that may be designated by the Board or the Committee from time to time.

(q)   "Disability" has the meaning ascribed to such term under Section 22(e)(3) of the Code.

(r)   "Effective Date" has the meaning set forth in Section 14(bb) of the Plan.

(s)   "Eligible Director" means a person who is (i) with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act; and (ii) with respect to actions undertaken to comply with the rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, an "independent director" under the rules of the NYSE or any other securities exchange or inter- dealer quotation system on which the Common Stock is listed or quoted, or a person meeting any similar requirement under any successor rule or regulation.

(t)   "Eligible Person" means any (i) individual employed by the Employer; *provided, however*, that no such employee within the United States covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Employer; or (iii) consultant or advisor to any member of the Employer who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act.

(u)   "Employer" means the Company and any parent or subsidiary corporation of the Company (if different from the Company).

(v)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(w)   "Excise Tax" has the meaning given such term in Section 14(x) of the Plan.

(x)   "Exercise Price" has the meaning given such term in Section 7(b) of the Plan.

(y)   "Fair Market Value" means, with respect to a share of Common Stock, the closing price reported for the Common Stock on the applicable date as reported on the New York Stock Exchange, unless determined as otherwise specified herein. For purposes of the grant of any Award, the applicable date will be the trading day on which the Award is granted or, if the date the Award is granted is not a trading day, the trading day immediately prior to the date the Award is granted. For purposes of the exercise of any Award, the applicable date is the date a notice of exercise is received by the Company or, if such date is not a trading day, the trading day immediately following the date a notice of exercise is received by the Company.

(z)   "GAAP" means generally accepted accounting principles.

(aa)   "Good Reason" means the occurrence (without the Participant's express written consent) of any of the following:

(i)   the assignment of a different title, job or responsibilities that results in a material decrease in the level of responsibility of the award holder after Shareholder Approval, if applicable, or the Change in Control when compared to the award holder's level of responsibility for the Company's operations prior to Shareholder Approval, if applicable, or the Change in Control; *provided* that Good Reason shall not exist if the award holder continues to have the same or a greater general level of responsibility for Company operations after the Change in Control as the award holder had prior to the Change in Control even if the Company operations are a subsidiary or division of the surviving company;

(ii)   a reduction in the award holder's base pay as in effect immediately prior to Shareholder Approval, if applicable, or the Change in Control;

(iii)   a material reduction in the award holder's total target direct compensation (comprising of annual base salary, target annual cash incentives and target long-term stock incentives, as applicable) after Shareholder Approval, if applicable, or the Change in Control compared to the holder's total target direct compensation as in effect prior to Shareholder Approval, if applicable, or the Change in Control; or

(iv)   the award holder is required to be based more than 50 miles from where the award holder's principal place of employment is located immediately prior to Shareholder Approval, if applicable, or the Change in Control except for required travel on company business to an extent substantially consistent with the business travel obligations which the award holder undertook on behalf of the Company prior to Shareholder Approval, if applicable, or the Change in Control.

Notwithstanding any provision in this Agreement or the Plan to the contrary, a termination of an employment or other service relationship by the award holder will not be for Good Reason unless (1) the award holder notifies the Company in writing of the existence of the condition that the award holder believes constitutes Good Reason within thirty (30) days of the initial existence of such condition (which notice specifically identifies such condition), (2) the Company fails to remedy such condition within thirty (30) days after the date that it receives such notice (the "Remedial Period"), and (3) the award holder actually terminates the award holder's employment or other service relationship within thirty (30) days after the expiration of the Remedial Period. If the award holder terminates his or her employment or other service relationship before the expiration of the Remedial Period or after the Company remedies the condition, then the award holder's termination will not be considered to be for Good Reason.

(bb)   "Immediate Family Members" has the meaning given such term in Section 14(b)(ii) of the Plan.

(cc)   "Incentive Stock Option" means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(dd)   "Indemnifiable Person" has the meaning given such term in Section 4(e) of the Plan.

(ee)   "Knight Family" means, collectively, Philip H. Knight, and his wife, children, parents and siblings, and any trust, corporation or partnership with respect to his assets established for estate planning purposes, including, for the avoidance of doubt, Swoosh, LLC.

(ff)   "Legacy Full Value Award" is a grant, prior to the Effective Date, of one (1) or more shares of Common Stock or a right to receive one (1) or more shares of Common Stock in the future, including Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units and any dividend equivalents or units or rights issued in respect of dividend equivalents; *provided, however*, that only such shares issued under Awards granted after July 16, 2010 that were in excess of the Legacy Full Value Limit shall be a Legacy Full Value Award. For the avoidance of doubt, no Award granted on or after the Effective Date shall be a Legacy Full Value Award, and no Award (or shares issued under an Award) granted up to and below the Legacy Full Value Limit shall be a Legacy Full Value Award.

(gg)   "Legacy Full Value Limit" shall equal twenty-five million (25,000,000) shares of Common Stock plus the number of shares of Common Stock issued pursuant to stock awards under the 2020 Plan (or any predecessor plan) granted on or before July 16, 2010 that were forfeited to the Company or withheld to satisfy tax withholding obligations after July 16, 2010.

(hh)   "New Full Value Award" is a grant, on or after the Effective Date, of one (1) or more shares of Common Stock or a right to receive one (1) or more shares of Common Stock in the future, including Restricted Stock, Restricted Stock Units, Performance Shares, Performance Share Units and any dividend equivalents or units or rights issued in respect of dividend equivalents.

(ii)   "Nonqualified Stock Option" means an Option which is not designated by the Committee as an Incentive Stock Option.

(jj)   "Non-Employee Director" means a member of the Board who is not an employee of any member of the Company Group.

(kk)   "NYSE" means the New York Stock Exchange.

(ll)   "Option" means an Award granted under Section 7 of the Plan.

(mm)   "Option Period" has the meaning given such term in Section 7(c)(ii) of the Plan.

(nn)   "Other Stock-Based Award" means an Award granted under Section 10 of the Plan that is payable by reference to the value of Common Stock.

(oo)   "Participant" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(pp)   "Performance Criteria" means the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goals for a Performance Period with respect to any Performance Share or Performance Share Unit under the Plan.

(qq)   "Performance Goals" means, for a Performance Period, one (1) or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(rr)   "Performance Period" means the one (1) or more periods of time, as the Committee may select, over which the attainment or one (1) or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Share or Performance Share Unit.

(ss)   "Performance Share" means any Award designated by the Committee as a Performance Share pursuant to Section 11 of the Plan.

(tt)   "Performance Share Unit" means any Award designated by the Committee as a Performance Share Unit pursuant to Section 11 of the Plan.

(uu)   "Permitted Transferee" has the meaning given such term in Section 14(b)(ii) of the Plan.

(vv)   "Person" has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) any member of the Company Group, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(ww)   "Plan" means this NIKE, Inc. Amended and Restated Stock Incentive Plan, as it may be amended from time to time.

(xx)   "Restricted Stock" means a share of Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(yy)   "Restricted Stock Unit" means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(zz)   "SAR Period" has the meaning given such term in Section 8(c)(ii) of the Plan.

(aaa)   "Section 409A of the Code" has the meaning given such term in Section 14(v)(i) of the Plan.

(bbb)   "Securities Act" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(ccc)   "Service Recipient" means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable (or any Successor Company, to the extent applicable).

(ddd)   "Shareholder Approval" means approval by the shareholders of the Company of a transaction, the consummation of which would be a Change in Control.

(eee)   "Share Limit" has the meaning given such term in Section 5(a) of the Plan.

(fff)   "Stock Appreciation Right" or "SAR" means an Award granted under Section 8 of the Plan.

(ggg)   "Strike Price" has the meaning given such term in Section 8(b) of the Plan.

(hhh)   "Substitute Awards" has the meaning given such term in Section 5(d) of the Plan.

(iii)   "Sub-Plans" means any sub-plan to this Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the United States of America, with each such sub-plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Share Limit and the other limits specified in Section 5 shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(jjj)   "Successor Company" means an acquiring company or successor to the Company, or the surviving company of a Change in Control, or, if any, the parent or holding company thereof.

(kkk)   "Termination" means the termination of a Participant's employment or service, as applicable, with the Service Recipient.

3.   **Effective Date; Duration**. The Plan shall become effective as of the Effective Date, subject to approval by the Company's stockholders on such date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; *provided, however*, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards. In no event may an Incentive Stock Option be granted more than ten (10) years after the Effective Date. If the Plan is not approved by stockholders, the 2020 Plan shall continue to remain in effect in accordance with its terms until the later of (x) the date on which all shares of Common Stock available for issuance under the 2020 Plan have been issued and all restrictions on such shares have lapsed and (y) the tenth (10th) anniversary of the last action by the shareholders approving any amendment to the 2020 Plan or amendment and restatement of the Plan to increase the number of shares of Common Stock available for issuance under the 2020 Plan; *provided, however*, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the 2020 Plan shall continue to apply to such Awards.

4.   **Administration**.

(a)   The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b)   Subject to the provisions of the Plan and applicable law, in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee will have the authority in its sole discretion to:

(i)   exercise all of the powers granted to it, and make all determinations, under the Plan;

(ii)   construe, interpret and implement and correct any defect, supply any omission and reconcile any inconsistency in the Plan and all Award Agreements and determine disputed facts related thereto; *provided* that, with respect to all claims or disputes arising out of any determination of the Committee that materially adversely affects a Participant's Award, (A) the affected Participant shall file a written claim with the Committee for review, explaining the reasons for such claim, and (B) the Committee's decision must be written and must explain the decision;

(iii)   prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing the Committee's own operations;

(iv)   grant, or recommend to the Board for approval to grant, Awards and determine the terms of such Awards;

(v)   amend the Plan or any outstanding Award Agreement in any respect including, without limitation, to: (A) accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised or waive or amend any vesting terms, (B) accelerate the time or times at which Shares are delivered under the Award (and, without limitation on the Committee's rights, in connection with such acceleration, the Committee may provide that any shares of Common Stock delivered pursuant to such Award will be restricted shares, which are subject to vesting, transfer, forfeiture or repayment provisions similar to those in the Participant's underlying Award), or (C) reflect a change in the Participant's circumstances (e.g., a change to part-time employment status or a change in position, duties or responsibilities);

(vi)   determine at any time whether, to what extent and under what circumstances and method or methods, subject to Section 14(v), (A) Awards may be: settled in cash, Common Stock, other securities, other Awards or other property, exercised, or canceled, forfeited or suspended; (B) shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Participant thereof or of the Committee; and (C) Awards may be settled by the Company Group or any of their affiliates or any of their designees; and

(vii)   adopt Sub-Plans.

(c)   The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Company Group, any of its powers, responsibilities or duties. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rules 16(b)-3(d)(1) or 16(b)-3(e) under the Exchange Act. Except as specifically provided to the contrary, references to the Committee include any administrative group, individual or individuals to whom the Committee has delegated its duties and powers. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one (1) or more officers of any member of the Company Group, the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for the exemptions provided by Rule 16b-3 under the Exchange Act will be taken only by the Board or by a committee or subcommittee of two (2) or more Eligible Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as an Eligible Director shall not invalidate any action that is otherwise valid under the Plan.

(d)   The determination of the Committee on all matters relating to the Plan or any Award Agreement will be entitled to the maximum deference permitted by law and will be final, binding and conclusive and non-reviewable and non-appealable and may be entered as a final judgment in any court having jurisdiction.

(e)   No member of the Board, the Committee or any employee or agent of any member of the Company Group or any person to whom the Board or Committee delegates its powers, responsibilities or duties, including by resolution (each such Person, an "Indemnifiable Person"), shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including legal fees and expenses) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award granted hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); *provided*, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law (including the applicable rules of NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted) or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the organizational documents of any member of the Company Group, as a matter of law, under an individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Person harmless.

(f)   Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to the applicable rules of the NYSE or any other securities exchange or inter- dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.   **Grant of Awards; Shares Subject to the Plan; Limitations**.

(a)   Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 12 of the Plan, as of the Effective Date, the maximum number of shares of Common Stock subject to Awards that may be delivered under the Plan is 843,000,000 shares of Common Stock (the "Share Limit"); (ii) subject to Section 12 of the Plan, no more than 843,000,000 shares of Common Stock may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum number of shares of Common Stock subject to Awards granted during a single fiscal year to any Non-Employee Director, taken together with any cash fees paid to such Non-Employee Director during the fiscal year in respect of such Non-Employee Director's service on the Board, shall not exceed $1,500,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes).

(b)   Except as otherwise provided herein and other than with respect to Substitute Awards, any shares of Common Stock subject to an Award which for any reason expires or is forfeited, cancelled, surrendered, or terminated without issuance of shares of Common Stock (including shares of Common Stock attributable to Awards that are settled in cash) shall again be available under the Plan. Shares of Common Stock subject to an Award under the Plan may not again be made available for issuance under the Plan if such shares of Common Stock are: (i) shares of Common Stock that were subject to a stock-settled SAR and were not issued or delivered upon the net settlement of such SAR; (ii) shares of Common Stock delivered to or withheld by the Company to pay the Exercise Price, the Strike Price, or the withholding taxes related to an outstanding Award; or (iii) shares of Common Stock repurchased on the open market with the proceeds of an Option exercise. Any shares of Common Stock subject to a Legacy Full Value Award, as applicable, shall be counted against the Share Limit as 2.8:1 shares of Common Stock for every one (1) share of Common Stock issued in connection with such Award, and every New Full Value Award shall be counted against the Share Limit as 2.5:1 shares of Common Stock for every one (1) share of Common Stock issued in connection with such Award. If shares of Common Stock subject to any such Legacy Full Value Award, as applicable, or New Full Value Award are forfeited, cancelled, surrendered, or terminated without issuance of shares of Common Stock and would otherwise return to the Plan pursuant to this Section 5(b), 2.8 times or 2.5 times the number of shares of Common Stock so forfeited, cancelled, surrendered or terminated shall again be available for issuance under the Plan, respectively.

(c)   Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase or a combination of the foregoing.

(d)   Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines ("Substitute Awards"). Substitute Awards shall not be counted against the Share Limit; *provided*, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares under a stockholder approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan (and shares of Common Stock subject to such Awards shall not be added to the shares available for Awards under the Plan as provided in Section 5(b) above); *provided* that Awards using such available shares of Common Stock shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company Group prior to such acquisition or combination. Except as expressly provided by the terms of this Plan, the issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property or for labor or services, either upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of any member of the Company Group convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof, shall be made with respect to Awards then outstanding hereunder.

6.   **Eligibility**. Participation in the Plan shall be limited to Eligible Persons. The Committee shall determine and designate, from time to time, from among the Eligible Persons those persons who will be granted Awards under the Plan and who will become Participants, and, subject to the terms and conditions of the Plan, a Participant may be granted any Award permitted under the provisions of the Plan and more than one Award may be granted to a Participant.

7.   **Options**.

(a)   General. Each Option granted under the Plan shall be evidenced by an Award Agreement, in written or electronic form, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, *provided* that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b)   Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price ("Exercise Price") per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the date of grant), or if greater, the par value of a share of Common Stock (determined as of the date of grant); *provided, however*, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the date of grant.

(c)   Vesting and Expiration.

(i)   Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, subject to the terms of the Plan.

(ii)   Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the date of grant (the "Option Period"). Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the date of grant in the case of an Incentive Stock Option granted to a Participant who on the date of grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

(iii)   In the sole discretion of the Committee, any Option that is exercisable but unexercised as of the day immediately before the expiration of the Option Period may be automatically exercised, in accordance with procedures established for this purpose by the Committee, but only if the Exercise Price is less than the Fair Market Value of a share of

Common Stock on that date. In the event of an automatic exercise, payment of the Exercise Price and any applicable tax withholdings shall be made by a "net exercise" procedure as described in Section 7(d)(ii)(B) below.

(d)   Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld. Options which have become exercisable may be exercised in whole or in part (but with respect to whole shares of Common Stock only) by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent and/or, in the sole discretion of the Committee, shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (*provided*, however, that shares of Common Stock may not be used to pay any portion of the Exercise Price unless the holder thereof has good title, free and clear of all liens and encumbrances); *provided*, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for not less than six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying GAAP); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (A) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (B) a "net exercise" procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price and any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld.

(e)   Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (A) two (2) years after the date of grant of the Incentive Stock Option or (B) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f)   Post-Exercise Limitations. The Committee, in its discretion, may provide in an Award Agreement such restrictions on shares of Common Stock acquired pursuant to the exercise of an Option as it determines to be desirable, including, without limitation, restrictions relating to disposition of the shares and forfeiture restrictions based on service, performance, share of Common Stock ownership by the Participant and such other factors as the Committee determines to be appropriate.

(g)   Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter- dealer quotation system on which the securities of the Company are listed or traded.

(h)   No Repricing or Reloads. Except as otherwise permitted under Section 12 of the Plan, reducing the Exercise Price of Stock Options issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the Exercise Price), will require approval of the Company's stockholders. The Company will not grant any Stock Options with automatic reload features.

8.   **Stock Appreciation Rights**.

(a)   General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)   Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price ("Strike Price") per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the date of grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c)   Vesting and Expiration.

(i)   A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such events as determined by the Committee, subject to the terms of the Plan.

(ii)   SARs shall expire upon a date determined by the Committee, not to exceed ten (10) years from the date of grant (the "SAR Period").

(iii)   In the sole discretion of the Committee, any SAR that is exercisable but unexercised as of the day immediately before the expiration of the SAR Period may be automatically exercised, in accordance with procedures established for this purpose by the Committee, but only if the Strike Price is less than the Fair Market Value of a share of Common Stock on that date. In the event of an automatic exercise, payment of the Strike Price and any applicable tax withholdings shall be made as described in Section 8(e) below.

(d)   Method of Exercise. SARs which have become exercisable may be exercised in whole or in part (but with respect to whole shares of Common Stock only) by written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. The exercise of a SAR granted in connection with an Option shall cancel the corresponding tandem SAR or Option right with respect to such share of Common Stock, and vice versa.

(e)   Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares of Common Stock subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one (1) share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local and non-U.S. income, employment and any other applicable taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee.

(f)   No Repricing or Reloads. Except as otherwise permitted under Section 12 of the Plan, reducing the Strike Price of SARs issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the Strike Price), will require approval of the Company's stockholders. The Company will not grant any SARs with automatic reload features.

9.   **Restricted Stock and Restricted Stock Units**.

(a)   General. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b)   Stock Certificates and Book-Entry; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company's directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (if required by the Committee) an Award Agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder of Common Stock with respect to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock; *provided*, that the Committee may determine that dividends credited with respect to any shares of Restricted Stock will be subject to the same restrictions (whether time-and/or performance-based) applicable to the underlying shares of Restricted Stock, and held by the Company and delivered (without interest) to the Participant at the time that the restrictions on such Restricted Stock lapse (and that the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate). To the extent that shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

(c)   Vesting. Restricted Stock and Restricted Stock Units shall vest, and any applicable vesting period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee, subject to the terms of the Plan.

(d)   Issuance of Restricted Stock and Settlement of Restricted Stock Units.

(i)   Upon the expiration of the vesting period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration, the Company shall issue to the Participant, or his or her beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the vesting period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii)   Unless provided by the Committee in an Award Agreement or otherwise, upon the expiration of the vesting period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or his or her beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; *provided, however*, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units; or (B) defer the issuance of shares of Common Stock (or cash or part shares of Common Stock and part cash, as the case may be) beyond the expiration of the vesting period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in settlement of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of Common Stock as of the date on which the vesting period lapsed with respect to such Restricted Stock Units. To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalents (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate, and subject to such terms, as determined by the Committee. Any accumulated dividend equivalents (and interest thereon, if applicable) may be subject to the same restrictions (whether time-and/or performance-based) applicable to the underlying Restricted Stock Units. In the event that the dividend equivalents are subject to the same restrictions applicable to the underlying Restricted Stock Units, the dividend equivalents will be held by the Company and delivered at the same time as the underlying Restricted Stock Units are settled following the date on which the vesting period lapses with respect to such Restricted Stock Units (and if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalents (or interest thereon, if applicable)). An Award Agreement may also provide that dividend equivalents on Restricted Stock Units will be reinvested in additional Restricted Stock Units.

(e)   Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stock awarded under the Plan, if any, shall bear any legends required by the Committee, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock.

10.   **Other Stock-Based Awards**. The Committee may issue Other Stock-Based Awards including, without limitation, (a) unrestricted Common Stock, (b) rights to receive grants of Awards at a future date, or (c) other Awards denominated in Common Stock, valued by reference to, or that are otherwise based on the Fair Market Value per share of Common Stock, including, without limitation, Performance Shares or Performance Share Units under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine (including, without limitation, provisions relating to deferred payment). Each Other Stock-Based Award granted under the Plan shall be evidenced by an Award Agreement. Each Other Stock-Based Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 14(a) of the Plan.

11.   **Performance Shares and Performance Share Units**.
(a)   General. The Committee shall have the authority, at or before the time of grant of any Award, to designate such Award as a Performance Share or Performance Share Unit.
(b)   Discretion of Committee with Respect to Performance Shares and Performance Share Units. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Share or Performance Share Unit to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s) that is (are) to apply and any other applicable terms and conditions.
(c)   Performance Criteria.
(i)   The Performance Criteria that will be used to establish the Performance Goal(s) may be based on the attainment of specific levels of performance of the Company (and/or one (1) or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and may include, but are not limited to, any of the following, which may be determined in accordance with GAAP or on a non-GAAP basis: (i) sales or net sales; (ii) gross profit or margin; (iii) expenses, including cost of goods sold, operating expenses, marketing and administrative expenses, research and development, restructuring or other special or unusual items, interest, tax expenses, or other measures of savings; (iv) operating earnings, earnings before interest, taxes, depreciation, or amortization, net earnings, earnings per share (basic or diluted) or other measure of earnings; (v) cash flow, including cash flow from operations, investing, or financing activities, before or after dividends, investments, or capital expenditures; (vi) balance sheet performance, including debt, long or short term, inventory, accounts payable or receivable, working capital, or stockholders' equity; (vii) return measures, including return on invested capital, sales, assets, or equity; (viii) stock price performance or stockholder return; (ix) economic value created or added; (x) implementation or completion of critical projects, including acquisitions, divestitures, and other ventures, process improvements, product or production quality, attainment of other strategic objectives, including market penetration, geographic expansion, product development, regulatory or quality performance, innovation or research goals, or the like; (xi) any other objective or subjective performance criteria specified by the Committee; or (xii) any combination of the foregoing.

(ii)   The Committee may specify any reasonable definition of the Performance Criteria that it uses, and any one (1) or more of the Performance Criteria may be stated as a percentage of another Performance Criteria, or used on an absolute or relative basis to measure the performance of the Company and/or one (1) or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company and/or one (1) or more members of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this Section 11(c).

(d)   Modification of Performance Goal(s). The Committee shall have the authority to specify adjustments or modifications to be made to the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; (x) a change in the Company's fiscal year; and (xi) any other adjustments specified by the Committee. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render Performance Goals to be unsuitable, the Committee may modify such Performance Goals, in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted, or transferred to a different business unit or function during a Performance Period, the Committee may determine that the Performance Goals or Performance Period are no longer appropriate and may (x) adjust, change or eliminate the Performance Goals or the applicable Performance Period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (y) make a cash payment to the Participant in an amount determined by the Committee.

(e)   Payment of Performance Shares and Performance Share Units.

(i)   Condition to Receipt of Payment. A Participant will be eligible for payment in respect of a Performance Share or Performance Share Unit for an applicable Performance Period as provided in the applicable Award Agreement.

(ii)   Limitation. Unless otherwise provided in the applicable Award Agreement or as may otherwise be determined by the Committee, a Participant shall be eligible to receive payment in respect of a Performance Share or Performance Share Unit to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant's Performance Share or Performance Share Unit has been earned for the Performance Period.

(iii)   Certification. Following the completion of a Performance Period, the Committee shall review and certify whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify that amount of the Performance Shares or Performance Share Units earned for the period. The Committee shall then determine the amount of each Participant's Performance Shares or Performance Share Units actually payable for the Performance Period, and in so doing, the Committee may make such adjustments to the amount of the Performance Share or Performance Share Unit earned as it determines in its sole discretion.

(iv)   Timing of Award Payments. Unless otherwise provided in the applicable Award Agreement, Performance Shares or Performance Share Units granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11.

12.   **Changes in Capital Structure and Similar Events**. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder:

(a)   General. In the event (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock, or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, affects the shares of Common Stock such that the Committee determines, in its sole discretion, that an adjustment is warranted in order to prevent a substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an "Adjustment Event"), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (A) the Share Limit, or any other limit applicable under the Plan with respect to the number of Awards which may be granted hereunder, (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of Awards or with respect to which Awards may be granted under the Plan, and (C) the terms of any outstanding Award (subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code), including, without limitation, (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award, or (3) any applicable performance measures; *provided*, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Without limiting the generality of the foregoing, in connection with an Adjustment Event, the Committee may provide, in its sole discretion, for the cancellation of any outstanding Award granted hereunder (I) in exchange for payment in cash, property, or other securities, in the Committee's sole discretion, having an aggregate Fair Market Value of the shares of Common Stock covered by such Award, reduced by the aggregate Exercise Price, Strike Price, or purchase price thereof, if any, and (II) with respect to any Awards for which the Exercise Price, Strike Price, or purchase price per share of Common Stock is greater than or equal to the then current Fair Market Value per share of Common Stock, for no consideration. Notwithstanding anything contained in the Plan to the contrary, any adjustment with respect to an Incentive Stock Option due to an adjustment or substitution described in this Section 12(a) shall comply with the rules of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be disqualified as an incentive stock option for purposes of Section 422 of the Code. Any adjustment made under this Section 12 shall be conclusive and binding for all purposes.

(b)   Change in Control. Except as otherwise determined by the Committee at the time of a Change in Control or as provided in an Award Agreement (in each case, other than in the case of an Award the vesting of which is based in whole or part upon the attainment of one or more performance measures), in the event of a Change in Control of the Company, the following provisions will apply:

(i)   Unless otherwise provided in the applicable Award Agreement, if the Participant experiences a CIC Qualifying Termination, the Participant's Awards shall be fully vested and, in the case of an Option or SAR, shall remain exercisable until the earlier of the original expiration date of the Option or SAR and the expiration of four years after the date of the CIC Qualifying Termination; *provided* that in the case of an Award the vesting of which is based in whole or part upon the attainment of one or more performance measures, such performance measures shall be deemed to have been met at the greater of target and actual level of performance through the date of the Change in Control, as determined by the Committee in its sole discretion. The Committee may require a Participant to enter into an agreement containing restrictive covenants, including without limitation, covenants not to compete, not to solicit customers or employees, not to make use of confidential information, not to disparage the Company, or to cooperate with the Company in responding to claims about which the Participant has knowledge, as a condition to the application of the provisions of this Section 12(b)(i).

(ii)   Notwithstanding the foregoing, in the event of a Change in Control, a Participant's Award will be treated, to the extent determined by the Committee to be permitted under Section 409A of the Code, in accordance with one or more of the following methods as determined by the Committee in its sole discretion: (A) settle such Awards for an amount of cash or securities equal to their value, where in the case of Stock Options and SARs, the value of such Awards, if any, will be equal to their in-the-money spread value (if any), as determined in the sole discretion of the Committee; (B) provide for the assumption of or the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee in its sole discretion; (C) modify the terms of such Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the vesting of such Awards or lapse of restrictions thereon will accelerate; (D) deem any performance conditions satisfied at the greater of target and actual level of performance through the date of the Change in Control, as determined by the Committee in its sole discretion; or (E) provide that for a period of at least twenty (20) days prior to the Change in Control, any Stock Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all shares of Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control, and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void), and that any Stock Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. In the event that the consideration paid in the Change in Control includes contingent value rights, earnout or indemnity payments or similar payments, then the Committee will determine if Awards settled under clause (A) above are (1) valued at closing taking into account such contingent consideration (with the value determined by the Committee in its sole discretion) or (2) entitled to a share of such contingent consideration. For the avoidance of doubt, in the event of a Change in Control where all Stock Options and SARs are settled for an amount (as determined in the sole discretion of the Committee) of cash or securities, the Committee may, in its sole discretion, terminate any Stock Option or SAR for which the Exercise Price or Strike Price, as applicable, is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor. Similar actions to those specified in this Section 12(b)(ii) may be taken in the event of a merger or other corporate reorganization that does not constitute a Change in Control.

(c)   Other Requirements. Prior to any payment or adjustment contemplated under this Section 12, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to his or her Awards, (ii) bear such Participant's pro rata share of any post-closing indemnity obligations, and be subject to the same post- closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

13. **Amendments and Termination**.

(a) <u>Amendment and Termination of the Plan</u>. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; *provided*, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (provided that adjustments made pursuant to Section 12(a) shall not be subject to this limitation); or (iii) it would materially modify the requirements for participation in the Plan; *provided*, *further*, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 13(b) of the Plan without stockholder approval.

(b) <u>Amendment of Award Agreements</u>. The Committee may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant's Termination); *provided* that, other than pursuant to Section 12, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; *provided, further*, that without stockholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option or SAR and (iii) the Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

14. **General**.

(a) <u>Award Agreements; Plan Document Controls</u>. Each Award under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom the Award was granted, and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability or Termination of a Participant, or of such other events as may be determined by the Committee. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company. The Plan and each Award Agreement together constitute the entire agreement with respect to the subject matter hereof and thereof; *provided*, that in the event of any inconsistency between the Plan and such Award Agreement, the terms and conditions of the Plan shall control.

(b) <u>Nontransferability</u>.

(i) Each Award shall be exercisable only by such Participant to whom the Award was granted during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (including, without limitation, except as may be prohibited by applicable law, pursuant to a domestic relations order) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any other member of the Company Group; *provided*, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules and procedures as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the "<u>Immediate Family Members</u>"); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as "charitable contributions" for federal income tax purposes (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a "<u>Permitted Transferee</u>"); *provided*, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with Section 14(b)(ii) above shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award Agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant's Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c) Dividends and Dividend Equivalents. The Committee, in its sole discretion, may provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards; *provided*, that, with respect to Awards that are subject to achievement of performance goals, any such credited dividends or dividend equivalents may only be paid with respect to the portion of such Awards that is actually earned. Notwithstanding the foregoing, the Committee may determine to subject any dividends, dividend equivalents or other similar payments to the same restrictions (whether time- and/or performance-based) applicable to the underlying Award, and in such case, such amounts shall be held by the Company and delivered to the Participant (with or without interest, as the Committee may determine in its sole discretion) at the time that the underlying Award is settled (and the right to any such accumulated dividends, dividend equivalents, or other similar payments shall be forfeited upon the forfeiture of the Award to which such amounts relate). The Committee, in its sole discretion, may determine the form of payment of dividends or dividend equivalents, including cash, shares of Common Stock, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Share Units.

(d) Reserved.

(e) Tax Withholding.

(i) A Participant shall be required to pay to the Company or any other member of the Company Group, and the Company or any other member of the Company Group shall have the right and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property issuable or deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, shares of Common Stock, other securities or other property) of any required withholding or any other applicable taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding or any other applicable taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may (but is not obligated to), in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been held by the Participant for not less than six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying GAAP) having a Fair Market Value equal to such withholding liability or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability; *provided* that with respect to shares withheld pursuant to clause (B), the number of such shares may not have a Fair Market Value greater than the maximum required statutory withholding liability.

(f) Data Protection. By participating in the Plan or accepting any rights granted under it, each Participant consents to the collection and processing of personal data relating to the Participant so that the Company and its Affiliates can fulfill their obligations and exercise their rights under the Plan and generally administer and manage the Plan. This data will include, but may not be limited to, data about participation in the Plan and shares offered or received, purchased, or sold under the Plan from time to time and other appropriate financial and other data (such as the date on which the Awards were granted) about the Participant and his or her participation in the Plan.

(g) No Claim to Awards; No Rights to Continued Employment or Engagement; Waiver. No employee of the Company or any other member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Company and any member of the Company Group and the Participant, whether any such agreement is executed before, on or after the date of grant.

(h)   International Participants. Notwithstanding any other provision of the Plan to the contrary, the Committee may grant Awards to Eligible Persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. In furtherance of such purposes, the Committee may, in its sole discretion, amend the terms of the Plan or any outstanding Awards with respect to such Participants and make such modifications, amendments, procedures and Sub-Plans as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company Group operates or has employees or to obtain more favorable tax or other treatment for a Participant, the Company or any other member of the Company Group.

(i)   Reserved.

(j)   Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one (1) Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination of employment, but such Participant continues to provide services to the Company Group in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off or other similar transaction), unless a Participant's employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(k)   No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(l)   Government and Other Regulations.

(i)   The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, the Federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable Federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any other member of the Company Group issued under the Plan in book-entry form to be held subject to the Company's instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)   The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of Common Stock to the Participant, the Participant's acquisition of Common Stock from the Company and/or the Participant's sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), and such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof, or (B) in the case of Restricted Stock, Restricted Stock Units or Other Stock-Based Awards, provide the

Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units or Other Stock-Based Awards, or the underlying shares in respect thereof.

(m)   Reserved.

(n)   Reserved.

(o)   Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable (including, without limitation, the granting of equity awards other than under this Plan) and such arrangements may be either applicable generally or only in specific cases.

(p)   No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any other member of the Company Group, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan (or with respect to any payments not yet made or shares of common stock not yet transferred) other than as unsecured general creditors of the Company and, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(q)   Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company or any other member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(r)   Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company Group except as otherwise specifically provided in such other plan or as required by applicable law.

(s)   Governing Law; Venue. The Plan, all Awards granted thereunder and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the laws of the United States, shall be governed by the laws of the State of Oregon. For purposes of litigating any dispute that arises under the Plan, all Awards granted thereunder and all determinations made and actions taken pursuant thereto, the parties hereby submit to and consent to the jurisdiction of, and agree that such litigation shall be conducted in, the courts of Washington County, Oregon or the United States District Court for the District of Oregon. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF HIS OR HER RIGHTS OR OBLIGATIONS HEREUNDER.

(t)   Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(u)   Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(v)   Section 409A of the Code.

(i)   Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of this Plan be exempt from or, in the alternative, comply with Section 409A of the Code and any Treasury Regulations promulgated thereunder (collectively, "Section 409A of the Code"), and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between this Section 14(v) of the Plan and a provision of any Award or Award Agreement with respect to an Award, this Section 14(v) of the Plan will govern. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group guarantees that Awards under the Plan will comply with Section 409A of the Code or shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered "deferred compensation" subject to Section 409A of the Code, references in the Plan to "termination of employment" (and substantially similar phrases) shall mean "separation from service" within the meaning of Section 409A of the Code, and for purposes of determining whether the recipient has experienced a separation from service from the Company within the meaning of Section 409A of the Code, "subsidiary" will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(ii)   Notwithstanding anything in the Plan to the contrary, any delivery or distribution contemplated under this Plan will be made to a Participant who is a "specified employee" (as defined in the NIKE, Inc. Deferred Compensation Plan or any subsequent deferred compensation plan of the Company, as in effect from time to time) at the time of a "separation from service" (within the meaning of Section 409A of the Code) within thirty (30) days following the earlier of (i) the expiration of the six-month period following the Participant's separation from service, and (ii) the Participant's death, to the extent such delayed payment is otherwise required to avoid a prohibited distribution under Section 409A of the Code.

(iii)   Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered "deferred compensation" subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, any payment due upon such Change in Control will be paid only if such Change in Control constitutes a "change in ownership" or "change in effective control" within the meaning of Section 409A of the Code, and in the event that such Change in Control does not constitute a "change in the ownership" or "change in the effective control" within the meaning of Section 409A of the Code, such Award will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of "Disability" pursuant to Section 409A of the Code.

(iv)   Unless otherwise provided by the Committee in an Award Agreement or otherwise, with respect to any Award made under the Plan that is intended to be "deferred compensation" subject to Section 409A of the Code, if the Award includes "dividend equivalents" (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the recipient's right to the dividend equivalents will be treated separately from the right to other amounts under the award.

(v)   The Committee shall have the authority to amend any outstanding Awards to conform to the requirements of Section 409A of the Code but is under no obligation to make any changes to any Awards to cause such compliance.

(w)   Clawback/Forfeiture. Unless otherwise provided in the applicable Award Agreement, all awards under the Plan shall be subject to (a) any applicable securities, tax and stock exchange laws, rules and regulations relating to the recoupment or clawback of incentive compensation, (b) the NIKE, Inc. Policy for Recoupment of Incentive Compensation as approved by the Committee and in effect at the time of grant, (c) such other policy for clawback or recoupment of incentive compensation as may subsequently be approved from time to time by the Committee, and (d) any clawback or recoupment provisions set forth in the agreement evidencing the award, and, in each case, in accordance therewith, each Participant may subject to the requirement that Awards be repaid to the Company Group after they have been distributed to the Participant.

(x)   Section 280G. If any payment or benefit received or to be received by a Participant (including any payment or benefit received pursuant to this Plan or otherwise) would be, in whole or in part, subject to the excise tax imposed by Section 4999 of the Code, or any successor provision thereto, or any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the payments or benefits provided under this Plan or any other agreement pursuant to which the Participant receives payments that give rise to the Excise Tax will either be (i) paid in full, or (ii) reduced to the extent necessary to make such payments and benefits not subject to such Excise Tax. The Company shall reduce or eliminate the payments in the following order of priority in a manner consistent with Section 409A of the Code: (A) first by reducing cash compensation, (B) next from equity compensation, and then (C) pro rata among all remaining payments and benefits, in each case, in reverse order beginning with payments that are to be paid the farthest in time from the determination. The Participant shall receive the greater, on an after-tax basis, of (i) or (ii). In no event will the Company be required to gross up any payment or benefit to the Participant to avoid the effects of the Excise Tax or to pay any regular or excise taxes arising from the application of the Excise Tax. Unless the Company and the Participant otherwise agree in writing, any parachute payment calculation will be made in writing by the Accounting Firm (as defined below), whose calculations will be conclusive and binding upon the Company and the Participant for all purposes. The Company and the Participant will furnish to the Accounting Firm such information and documents as they may reasonably request in order to make a parachute payment determination. The Accounting Firm also will provide its calculations, together with detailed supporting documentation, both to the Company and to the Participant, before making any payments that may be subject to the Excise Tax. For purposes of this Plan, "Accounting Firm" shall mean the then-current independent auditors of the Company or such other consulting firm or nationally recognized certified public accounting firm as may be designated by the Company.

(y)   Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company or any other member of the Company Group, as applicable, and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is "deferred compensation" subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award; provided, this limitation will have no impact on the Company's ability to enforce any clawback policy or provision as contemplated under Section 14(w) of the Plan.

(z)   No Third Party Beneficiaries. Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company Group and the recipient of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 4(e) will inure to the benefit of a Indemnifiable Person's estate and beneficiaries and legatees.

(aa)   Gender; Titles and Headings. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(bb)   Date of Adoption and Approval of Stockholders. The Plan was adopted by the Board on July 17, 2025 and was approved by the Company's stockholders on September 9, 2025 (the "Effective Date").

ANNUAL
MEETING
AND
PROXY STATEMENT

September 9, 2025



Whether or not you plan to attend the meeting, please sign and date the enclosed proxy card and return it in the enclosed envelope, or vote online or by telephone following the instructions on the proxy card.



NIKE, INC.
ONE BOWERMAN DRIVE
BEAVERTON, OR 97005-6453



VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on September 8, 2025 for shares held directly and by 11:59 p.m. Eastern Time on September 4, 2025 for shares held in a Plan. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NKE2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on September 8, 2025 for shares held directly and by 11:59 p.m. Eastern Time on September 4, 2025 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V76993-P36290

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NIKE, INC.

The Board of Directors recommends a vote <u>FOR</u> all the nominees listed in Proposal 1, and a vote <u>FOR</u> Proposals 2, 3, and 4.

1. Class A director nominees: To elect a Board of Directors for the ensuing year.

		For	Withhold
1a.	Timothy Cook	☐	☐
1b.	Thasunda Duckett	☐	☐
1c.	Maria Henry	☐	☐
1d.	Peter Henry	☐	☐
1e.	Elliott Hill	☐	☐
1f.	Travis Knight	☐	☐
1g.	Jørgen Vig Knudstorp	☐	☐
1h.	Mark Parker	☐	☐
1i.	Michelle Peluso	☐	☐

		For	Against	Abstain
2.	To approve executive compensation by an advisory vote.	☐	☐	☐
3.	To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.	☐	☐	☐
4.	To approve the NIKE, Inc. Stock Incentive Plan, as amended and restated.	☐	☐	☐
5.	To transact such other business as may properly come before the meeting.			

Please sign exactly as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX]	Date
Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 9, 2025:

The Proxy Statement and NIKE, Inc.'s 2025 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

- -

Proxy - NIKE, INC.

CLASS A COMMON STOCK PROXY

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 9, 2025

The undersigned hereby appoints Mark Parker, Travis Knight, and Michelle Peluso, and each of them, proxies with full power of substitution, to vote, as designated on the reverse side, on behalf of the undersigned, all shares of Class A Common Stock which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of NIKE, Inc. on September 9, 2025 at 9:00 A.M. Pacific Time, and any adjournments thereof, with all powers that the undersigned would possess if personally present. A majority of the proxies or substitutes present at the meeting may exercise all powers granted hereby.

THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS SPECIFIED, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR FOR PROPOSAL 1, AND FOR PROPOSALS 2, 3, AND 4. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE THESE SHARES UNLESS YOU SIGN AND RETURN THIS CARD OR PROPERLY VOTE BY PHONE OR INTERNET.

Continued and to be signed on reverse side



NIKE, INC.
ONE BOWERMAN DRIVE
BEAVERTON, OR 97005-6453



VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com** or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on September 8, 2025 for shares held directly and by 11:59 p.m. Eastern Time on September 4, 2025 for shares held in a Plan. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/NKE2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on September 8, 2025 for shares held directly and by 11:59 p.m. Eastern Time on September 4, 2025 for shares held in a Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V76995-P36290

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

NIKE, INC.

The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1, and a vote FOR Proposals 2, 3, and 4.

1. Class B director nominees: To elect a Board of Directors for the ensuing year.

		For	Withhold
1a.	Mónica Gil	☐	☐
1b.	John Rogers, Jr.	☐	☐
1c.	Robert Swan	☐	☐

		For	Against	Abstain
2.	To approve executive compensation by an advisory vote.	☐	☐	☐
3.	To ratify the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm.	☐	☐	☐
4.	To approve the NIKE, Inc. Stock Incentive Plan, as amended and restated.	☐	☐	☐
5.	To transact such other business as may properly come before the meeting.			

Please sign exactly as name(s) appear(s) hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Signature [PLEASE SIGN WITHIN BOX]	Date
Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders To Be Held on September 9, 2025:

The Proxy Statement and NIKE, Inc.'s 2025 Annual Report to Shareholders are available online at www.investorvote.com or www.proxyvote.com, for registered and beneficial owners, respectively.

Proxy - NIKE, INC.

CLASS B COMMON STOCK PROXY

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE 2025 ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 9, 2025

The undersigned hereby appoints Mark Parker, Travis Knight, and Michelle Peluso, and each of them, proxies with full power of substitution, to vote, as designated on the reverse side, on behalf of the undersigned, all shares of Class B Common Stock which the undersigned may be entitled to vote at the Annual Meeting of Shareholders of NIKE, Inc. on September 9, 2025 at 9:00 A.M. Pacific Time, and any adjournments thereof, with all powers that the undersigned would possess if personally present. A majority of the proxies or substitutes present at the meeting may exercise all powers granted hereby.

THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS SPECIFIED, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR FOR PROPOSAL 1, AND FOR PROPOSALS 2, 3, AND 4. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS WHICH MAY COME BEFORE THE MEETING.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES, BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE THESE SHARES UNLESS YOU SIGN AND RETURN THIS CARD OR PROPERLY VOTE BY PHONE OR INTERNET.

Continued and to be signed on reverse side